1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

Taiwan Semiconductor Manufacturing
Company Limited
Financial Statements for the
Three Months Ended March 31, 2011 and 2010 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of March 31, 2011 and 2010, and the related statements of income and cash flows for the three months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
We have also reviewed, in accordance with the Statement on Auditing Standards No. 36, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the three months ended March 31, 2011 on which we have issued an unqualified review report.
April 22, 2011
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
MARCH 31, 2011 and 2010
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$93,336,868	13	$117,507,201	19
Financial assets at fair value through profit or loss (Notes 2, 5 and 23)	11,605	—	81,703	—
Available-for-sale financial assets (Notes 2, 6 and 23)	4,069,307	—	—	—
Held-to-maturity financial assets (Notes 2, 7 and 23)	4,792,967	1	7,944,656	1
Receivables from related parties (Notes 3 and 24)	27,778,241	4	22,260,749	4
Notes and accounts receivable (Note 3)	24,160,358	3	22,614,938	4
Allowance for doubtful receivables (Notes 2, 3 and 8)	(488,000)	—	(453,000)	—
Allowance for sales returns and others (Notes 2 and 8)	(6,771,655)	(1)	(7,003,204)	(1)
Other receivables from related parties (Notes 3 and 24)	1,852,676	—	295,654	—
Other financial assets (Note 25)	375,679	—	1,129,976	—
Inventories (Notes 2 and 9)	28,893,528	4	20,309,253	4
Deferred income tax assets (Notes 2 and 18)	4,864,903	1	6,072,089	1
Prepaid expenses and other current assets	1,102,143	—	1,387,580	—

Total current assets	183,978,620	25	192,147,595	32

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 23)
Investments accounted for using equity method	113,973,080	16	110,955,652	18
Available-for-sale financial assets	1,036,044	—	1,043,306	—
Held-to-maturity financial assets	1,405,140	—	6,214,948	1
Financial assets carried at cost	497,835	—	497,835	—

Total long-term investments	116,912,099	16	118,711,741	19

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	144,102,555	20	125,872,902	21
Machinery and equipment	919,031,062	125	757,039,382	124
Office equipment	12,397,508	2	11,275,851	2

	1,075,531,125	147	894,188,135	147
Accumulated depreciation	(729,610,275)	(100)	(646,763,515)	(106)
Advance payments and construction in progress	65,400,509	9	34,006,978	5

Net property, plant and equipment	411,321,359	56	281,431,598	46

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	5,116,739	1	5,779,842	1

Total intangible assets	6,684,495	1	7,347,598	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 18)	6,386,238	1	6,555,961	1
Refundable deposits	4,793,553	1	2,525,862	1
Others (Notes 2 and 24)	1,421,263	—	478,615	—

Total other assets	12,601,054	2	9,560,438	2

TOTAL	$731,497,627	100	$609,198,970	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 14)	$34,176,368	5	$—	—
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 23)	15,028	—	11,410	—
Accounts payable	10,328,555	1	8,945,670	1
Payables to related parties (Note 24)	3,071,311	—	2,758,431	—
Income tax payable (Notes 2 and 18)	9,702,596	1	10,990,083	2
Accrued profit sharing to employees and bonus to directors (Notes 2 and 20)	13,415,809	2	9,046,820	1
Payables to contractors and equipment suppliers	32,410,632	4	28,369,183	5
Accrued expenses and other current liabilities (Notes 16 and 23)	11,677,636	2	11,281,871	2
Current portion of bonds payable (Notes 15 and 23)	4,500,000	1	—	—

Total current liabilities	119,297,935	16	71,403,468	11

LONG-TERM LIABILITIES
Bonds payable (Notes 15 and 23)	—	—	4,500,000	1
Other long-term payables (Notes 16 and 23)	—	—	413,647	—

Total long-term liabilities	—	—	4,913,647	1

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,830,337	1	3,808,052	1
Guarantee deposits (Note 27)	695,472	—	912,151	—
Deferred credits (Notes 2 and 24)	—	—	23,936	—

Total other liabilities	4,525,809	1	4,744,139	1

Total liabilities	123,823,744	17	81,061,254	13

CAPITAL STOCK — NT$10 PAR VALUE (Note 20)
Authorized: 28,050,000 thousand shares Issued: 25,914,193 thousand shares in 2011 25,903,769 thousand shares in 2010	259,141,933	35	259,037,692	43

CAPITAL SURPLUS (Notes 2 and 20)	55,781,482	8	55,530,845	9

RETAINED EARNINGS (Note 20)
Appropriated as legal capital reserve	86,239,494	12	77,317,710	13
Appropriated as special capital reserve	1,313,047	—	—	—
Unappropriated earnings	214,504,803	29	138,228,089	22

	302,057,344	41	215,545,799	35

OTHERS (Notes 2 and 23)
Cumulative translation adjustments	(9,351,749)	(1)	(2,378,010)	—
Unrealized gain on financial instruments	44,873	—	401,390	—

	(9,306,876)	(1)	(1,976,620)	—

Total shareholders’ equity	607,673,883	83	528,137,716	87

TOTAL	$731,497,627	100	$609,198,970	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2011 and 2010
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 24)	$103,940,307		$91,922,386

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	1,391,829		2,747,878

NET SALES	102,548,478	100	89,174,508	100

COST OF SALES (Notes 9, 19 and 24)	53,489,888	52	46,657,769	52

GROSS PROFIT	49,058,590	48	42,516,739	48

REALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	56,207	—	14,015	—

REALIZED GROSS PROFIT	49,114,797	48	42,530,754	48

OPERATING EXPENSES (Notes 19 and 24)
Research and development	7,314,458	7	5,908,449	7
General and administrative	2,985,064	3	2,206,107	2
Marketing	664,712	1	630,103	1

Total operating expenses	10,964,234	11	8,744,659	10

INCOME FROM OPERATIONS	38,150,563	37	33,786,095	38

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	1,577,135	2	559,908	1
Foreign exchange gain, net (Note 2)	380,003	—	—	—
Interest income	149,283	—	178,667	—
Settlement income (Note 27)	—	—	637,580	1
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	—	—	304,292	—
Others (Notes 2 and 24)	353,387	—	176,336	—

Total non-operating income and gains	2,459,808	2	1,856,783	2

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2011 and 2010
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net (Notes 2, 5 and 23)	$256,988	—	$—	—
Loss on disposal of property, plant and equipment (Note 2)	164,502	—	—	—
Interest expense	71,582	—	33,750	—
Foreign exchange loss, net (Note 2)	—	—	286,109	1
Casualty loss (Note 9)	—	—	194,137	—
Others (Note 2)	34,083	—	37,799	—

Total non-operating expenses and losses	527,155	—	551,795	1

INCOME BEFORE INCOME TAX	40,083,216	39	35,091,083	39

INCOME TAX EXPENSE (Notes 2 and 18)	3,805,443	4	1,427,966	1

NET INCOME	$36,277,773	35	$33,663,117	38

	2011		2010
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$1.55	$1.40	$1.35	$1.30

Diluted earnings per share	$1.55	$1.40	$1.35	$1.30

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 and 2010
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$36,277,773	$33,663,117
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,872,606	19,697,427
Realized gross profit from affiliates	(56,207)	(14,015)
Amortization of premium/discount of financial assets	4,180	4,294
Loss on disposal of financial assets carried at cost	—	1,263
Equity in earnings of equity method investees, net	(1,577,135)	(559,908)
Loss (gain) on disposal of property, plant and equipment, net	68,332	(17,461)
Deferred income tax	1,011,225	(800,997)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(4,411)	111,450
Receivables from related parties	(2,044,267)	281,024
Notes and accounts receivable	(1,909,453)	(2,730,418)
Allowance for doubtful receivables	—	22,000
Allowance for sales returns and others	(569,789)	(1,580,428)
Other receivables from related parties	(66,347)	(49,651)
Other financial assets	42,527	(25,904)
Inventories	(3,247,180)	(1,479,037)
Prepaid expenses and other current assets	250,101	(483,601)
Increase (decrease) in:
Accounts payable	(1,521,635)	(1,064,746)
Payables to related parties	496,861	719,089
Income tax payable	2,593,727	2,228,963
Accrued profit sharing to employees and bonus to directors	2,456,340	2,275,482
Accrued expenses and other current liabilities	(2,177,677)	(5,270,419)
Accrued pension cost	5,736	876
Deferred credits	—	(23,937)

Net cash provided by operating activities	53,905,307	44,904,463

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(77,193,490)	(45,824,671)
Investments accounted for using equity method	(423,220)	(6,377,184)
Financial assets carried at cost	—	(480)
Proceeds from disposal or redemption of:
Held-to-maturity financial assets	—	8,000,000
Financial assets carried at cost	—	3,370
Property, plant and equipment	553,698	11,224
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 and 2010
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2011	2010
Increase in deferred charges	$(181,158)	$(372,884)
Decrease in refundable deposits	3,845,196	172,254
Increase in other assets	(23,199)	—

Net cash used in investing activities	(73,422,173)	(44,388,371)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	3,267,731	—
Decrease in guarantee deposits	(52,415)	(89,225)
Proceeds from exercise of employee stock options	127,288	36,791

Net cash provided by (used in) financing activities	3,342,604	(52,434)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,174,262)	463,658

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	109,511,130	117,043,543

CASH AND CASH EQUIVALENTS, END OF PERIOD	$93,336,868	$117,507,201

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$181,409	$135,000

Income tax paid	$213,963	$8,891

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$68,902,831	$45,891,338
Decrease in payables to contractors and equipment suppliers	8,290,659	56,134
Nonmonetary exchange trade-out price	—	(122,801)

Cash paid	$77,193,490	$45,824,671

Disposal of property, plant and equipment	$1,037,746	$134,025
Increase in other receivables from related parties	(484,048)	—
Nonmonetary exchange trade-out price	—	(122,801)

Cash received	$553,698	$11,224

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$4,500,000	$—

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$912,591	$737,350

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 and 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, the Company also engages in the researching, developing, designing, manufacturing and selling of LED lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
As of March 31, 2011 and 2010, the Company had 30,283 and 23,636 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.
For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.
Significant accounting policies are summarized as follows:
Use of Estimates
The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
Cash Equivalents
Repurchase agreements collateralized by government bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.

Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of overseas publicly traded stock is determined using the closing prices at the end of the period. The fair value of debt securities is determined using the average of bid and asked prices at the end of the period.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

The Company’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement.” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Companies are required to evaluate for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.

Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt in loss which is recorded in the operating expenses — general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are deferred until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Property, Plant and Equipment and Assets Leased to Others

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees — the estimated life of the technology or the term of the technology transfer contract; software and system design costs — 3 years; patent and others — the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.
3.	ACCOUNTING CHANGES
On January 1, 2011, the Company prospectively adopted the newly revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s financial statements as of and for the period ended March 31, 2011.

On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting.” The Company conformed to the disclosure requirements as of and for the period ended March 31, 2011. The information for the period ended March 31, 2010 has been recast to reflect the new segment reporting requirement.
4.	CASH AND CASH EQUIVALENTS

	March 31
	2011	2010
Cash and deposits in banks	$91,709,652	$116,704,752
Repurchase agreements collateralized by government bonds	1,627,216	802,449

	$93,336,868	$117,507,201

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2011	2010
Trading financial assets

Forward exchange contracts	$11,605	$2,397
Cross currency swap contracts	—	79,306

	$11,605	$81,703

Trading financial liabilities

Forward exchange contracts	$15,028	$1,640
Cross currency swap contracts	—	9,770

	$15,028	$11,410

The Company entered into derivative contracts during the three months ended March 31, 2011 and 2010 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
March 31, 2011

Sell NT$/Buy JPY	April 2011	NT$1,173,256/JPY3,268,300
Sell NT$/Buy EUR	April 2011	NT$83,800/EUR2,000
Sell EUR/Buy NT$	April 2011	EUR59,550/NT$2,494,130

March 31, 2010

Sell EUR/Buy NT$	April 2010	EUR7,500/NT$323,205
Sell EUR/Buy US$	April 2010	EUR4,500/US$5,998
Outstanding cross currency swap contracts consisted of the following:

		Range of	Range of
	Contract Amount	Interest Rates	Interest Rates
Maturity Date	(In Thousands)	Paid	Received
March 31, 2010

April 2010 to May 2010	US$930,000/NT $29,662,580	0.21%-0.45%	0.00%-0.09%
For the three months ended March 31, 2011 and 2010, changes in fair value related to derivative financial instruments recognized in earnings was a net loss of NT$256,988 thousand and a net gain of NT $304,292 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2011	2010
Overseas publicly traded stock	$4,069,307	$—
Corporate bonds	1,036,044	1,043,306

	5,105,351	1,043,306
Current portion	(4,069,307)	—

	$1,036,044	$1,043,306

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2011	2010
Corporate bonds	$6,198,107	$12,260,803
Structured time deposits	—	1,000,000
Government bonds	—	898,801

	6,198,107	14,159,604
Current portion	(4,792,967)	(7,944,656)

	$1,405,140	$6,214,948

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
March 31, 2010

Callable domestic deposits	$1,000,000	$809	0.36%	July 2010

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Three Months Ended March 31
	2011	2010
Balance, beginning of period	$488,000	$431,000
Provision	—	22,000

Balance, end of period	$488,000	$453,000

Movements of the allowance for sales returns and others were as follows:

	Three Months Ended March 31
	2011	2010
Balance, beginning of period	$7,341,444	$8,583,632
Provision	1,391,829	2,747,878
Write-off	(1,961,618)	(4,328,306)

Balance, end of period	$6,771,655	$7,003,204

9. INVENTORIES

	March 31
	2011	2010
Finished goods	$6,988,136	$1,975,182
Work in process	18,111,238	15,914,041
Raw materials	2,566,796	1,484,633
Supplies and spare parts	1,227,358	935,397

	$28,893,528	$20,309,253

Write-down of inventories to net realizable value in the amount of NT$650,892 thousand and NT$228,550 thousand, respectively, were included in the cost of sales for the three months ended March 31, 2011 and 2010. Inventories losses related to earthquake damage in the amount of NT$194,137 thousand were classified under non-operating expenses and losses for the three months ended March 31, 2010.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2011		2010
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
TSMC Global Ltd. (TSMC Global)	$42,523,518	100	$45,245,474	100
TSMC Partners, Ltd. (TSMC Partners)	32,779,954	100	32,637,828	100
Vanguard International Semiconductor Corporation (VIS)	9,456,221	38	9,359,350	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	7,256,841	39	6,308,810	39
Motech Industries Inc. (Motech)	6,770,069	20	6,210,916	20
TSMC China Company Limited (TSMC China)	4,721,701	100	2,787,558	100
TSMC North America	2,843,416	100	2,726,868	100
VentureTech Alliance Fund III, L.P. (VTAF III)	2,672,382	99	1,351,399	98
Xintec Inc. (Xintec)	1,678,379	41	1,532,384	41
Global UniChip Corporation (GUC)	1,164,288	35	1,039,348	35
VentureTech Alliance Fund II, L.P. (VTAF II)	1,041,270	98	1,140,879	98
TSMC Solar Europe B.V. (TSMC Solar Europe)	406,305	100	—	—
Emerging Alliance Fund, L.P. (Emerging Alliance)	290,203	99	303,768	99
(Continued)

	March 31
	2011		2010
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
TSMC Europe B.V. (TSMC Europe)	$192,329	100	$158,190	100
TSMC Japan Limited (TSMC Japan)	144,224	100	133,420	100
TSMC Korea Limited (TSMC Korea)	21,093	100	19,460	100
TSMC Solar North America, Inc. (TSMC Solar NA)	7,945	100	—	—
TSMC Lighting North America, Inc. (TSMC Lighting NA)	2,942	100	—	—

	$113,973,080		$110,955,652

(Concluded)
For the renewable energy and efficiency related businesses development, the Company established wholly-owned subsidiaries, TSMC Solar NA, TSMC Solar Europe and TSMC Lighting NA, in the third quarter of 2010. In addition, the Company is also considering the formation of another two wholly-owned subsidiaries for solar and solid state lighting businesses as part of the strategic planning.

For the year ended December 31, 2010, the Company increased its investment in VTAF III for the amount of NT$1,862,278 thousand, and the Company’s percentage of ownership in VTAF III increased from 98% to 99%.

In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited according to the related regulations.

For the three months ended March 31, 2011 and 2010, equity in earnings of equity method investees was a net gain of NT$1,577,135 thousand and NT$559,908 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the reviewed financial statements, except those of TSMC Solar Europe, Emerging Alliance, TSMC Europe, TSMC Japan, TSMC Korea, TSMC Solar NA and TSMC Lighting NA for the three months ended March 31, 2011 and those of VTAF II, Emerging Alliance, TSMC Europe, TSMC Japan and TSMC Korea for the three months ended March 31, 2010. The Company believes that, had the aforementioned equity method investees’ financial statements been reviewed, any adjustments arising would have no material effect on the Company’s financial statements.

As of March 31, 2011 and 2010, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS and GUC) were NT$13,160,444 thousand and NT$16,963,095 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Three Months Ended March 31
	2011	2010
Balance, beginning of period	$2,504,496	$1,429,118
Additions	—	2,055,660
Amortization	(238,356)	(218,611)

Balance, end of period	$2,266,140	$3,266,167

Movements of the difference allocated to goodwill were as follows:

	Three Months Ended March 31
	2011	2010
Balance, beginning of period	$1,415,565	$1,061,885
Additions	—	353,680

Balance, end of period	$1,415,565	$1,415,565

11. FINANCIAL ASSETS CARRIED AT COST

	March 31
	2011	2010
Non-publicly traded stocks	$338,584	$338,584
Mutual funds	159,251	159,251

	$497,835	$497,835

12.	PROPERTY, PLANT AND EQUIPMENT

	Three Months Ended March 31, 2011
	Balance,
	Beginning of	Additions			Balance,
	Period	(Deductions)	Disposals	Reclassification	End of Period
Cost
Buildings	$128,646,942	$15,465,320	$(9,707)	$—	$144,102,555
Machinery and equipment	852,733,592	66,496,059	(198,589)	—	919,031,062
Office equipment	11,730,537	805,809	(138,838)	—	12,397,508

	993,111,071	$82,767,188	$(347,134)	$—	1,075,531,125

Accumulated depreciation
Buildings	81,347,877	$2,112,051	$(9,707)	$—	83,450,221
Machinery and equipment	616,495,207	20,975,058	(196,951)	—	637,273,314
Office equipment	8,762,361	263,217	(138,838)	—	8,886,740

	706,605,445	$23,350,326	$(345,496)	$—	729,610,275

Advance payments and construction in progress	80,348,673	$(13,864,357)	$(1,083,807)	$—	65,400,509

	$366,854,299				$411,321,359

	Three Months Ended March 31, 2010
	Balance,
	Beginning of				Balance,
	Period	Additions	Disposals	Reclassification	End of Period
Cost
Buildings	$124,522,047	$1,350,855	$—	$—	$125,872,902
Machinery and equipment	713,426,126	43,804,758	(191,945)	443	757,039,382
Office equipment	10,781,099	515,324	(20,129)	(443)	11,275,851

	848,729,272	$45,670,937	$(212,074)	$—	894,188,135

Accumulated depreciation
Buildings	73,525,160	$2,077,831	$—	$—	75,602,991
Machinery and equipment	545,693,910	16,918,504	(191,945)	443	562,420,912
Office equipment	8,545,253	214,931	(20,129)	(443)	8,739,612

	627,764,323	$19,211,266	$(212,074)	$—	646,763,515

Advance payments and construction in progress	33,786,577	$220,401	$—	$—	34,006,978

	$254,751,526				$281,431,598

No interest was capitalized during the three months ended March 31, 2011 and 2010.

13. DEFERRED CHARGES, NET

	Three Months Ended March 31, 2011
	Balance,
	Beginning of			Balance,
	Period	Additions	Amortization	End of Period
Technology license fees	$2,277,832	$—	$(167,493)	$2,110,339
Software and system design costs	2,075,935	36,691	(252,004)	1,860,622
Patent and others	1,102,660	144,467	(101,349)	1,145,778

	$5,456,427	$181,158	$(520,846)	$5,116,739

	Three Months Ended March 31, 2010
	Balance,
	Beginning of			Balance,
	Period	Additions	Amortization	End of Period
Technology license fees	$2,979,801	$—	$(191,491)	$2,788,310
Software and system design costs	1,646,973	372,884	(203,007)	1,816,850
Patent and others	1,264,911	—	(90,229)	1,174,682

	$5,891,685	$372,884	$(484,727)	$5,779,842

14. SHORT-TERM LOANS

March 31, 2011
Unsecured loans:
US$1,086,000 thousand and EUR52,000 thousand, due in April 2011, and annual interest at 0.40%-0.87%	$34,176,368

15. BONDS PAYABLE

	March 31
	2011	2010
Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	$4,500,000	$4,500,000
Current portion	(4,500,000)	—

	$—	$4,500,000

16. OTHER LONG-TERM PAYABLES
The Company’s other long-term payables mainly resulted from license agreements for certain semiconductor-related patents.
As of March 31, 2011, future payments for other long-term payables (classified under accrued expenses and other current liabilities) due in 2011 amounted to NT$912,591 thousand.

17. PENSION PLANS
The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension cost of NT$281,631 thousand and NT$191,296 thousand for the three months ended March 31, 2011 and 2010, respectively.
The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension costs of NT$75,423 thousand and NT$59,245 thousand for the three months ended March 31, 2011 and 2010, respectively.
Movements of the Fund and accrued pension cost under the defined benefit plan were summarized as follows:

	Three Months Ended March 31
	2011	2010
The Fund
Balance, beginning of period	$2,835,231	$2,595,717
Contributions	71,165	68,265
Interest	27,083	41,105
Payments	(3,495)	—

Balance, end of period	$2,929,984	$2,705,087

Accrued pension cost
Balance, beginning of period	$3,824,601	$3,807,176
Accruals	5,736	876

Balance, end of period	$3,830,337	$3,808,052

18. INCOME TAX
a. A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Three Months Ended March 31
	2011	2010
Income tax expense based on “income before income tax” at statutory rate ( 17% and 20% for 2011 and 2010, respectively)	$6,814,147	$7,018,217
Tax effect of the following:
Tax-exempt income	(3,478,506)	(3,881,271)
Temporary and permanent differences	(561,554)	26,692
Income tax credits used	—	(1,581,819)

Income tax currently payable	$2,774,087	$1,581,819

b. Income tax expense consisted of the following:

	Three Months Ended March 31
	2011	2010
Income tax currently payable	$2,774,087	$1,581,819
Income tax adjustments on prior years	—	647,144
Other income tax adjustments	20,131	—
Net change in deferred income tax assets
Investment tax credits	(486,686)	(1,056,341)
Temporary differences	166,629	(601,364)
Valuation allowance	1,331,282	856,708

Income tax expense	$3,805,443	$1,427,966

c. Net deferred income tax assets consisted of the following:

	March 31
	2011	2010
Current deferred income tax assets
Investment tax credits	$4,182,893	$5,172,000
Temporary differences
Allowance for sales returns and others	575,591	717,828
Unrealized gain/loss on financial instruments	62,060	—
Others	44,359	182,261

	$4,864,903	$6,072,089

Noncurrent deferred income tax assets
Investment tax credits	$18,279,007	$10,616,082
Temporary differences
Depreciation	1,891,415	2,412,634
Others	199,860	183,285
Valuation allowance	(13,984,044)	(6,656,040)

	$6,386,238	$6,555,961

Effective in June 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 20% to 17%. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. The Company recalculated its deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2010. Furthermore, due to the reduced corporate income tax rate, the Company anticipated a decrease in future tax credits allowed for deduction, therefore resulting in higher adjustment to the valuation allowance balance.
Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the period in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that period. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

d. Integrated income tax information:
The balance of the imputation credit account as of March 31, 2011 and 2010 was NT$1,669,533 thousand and NT$369,265 thousand, respectively.
The estimated and actual creditable ratios for distribution of earnings of 2010 and 2009 were 4.70% and 9.85%, respectively.
The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.
e. All earnings generated prior to December 31, 1997 have been appropriated.
f. As of March 31, 2011, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading	Purchase of machinery and	$2,512,408	$2,512,408	2012
Industries	equipment	6,021,335	6,021,335	2013
		6,361,790	6,361,790	2014

		$14,895,533	$14,895,533

Statute for Upgrading	Research and development	$2,691,517	$2,691,517	2012
Industries	expenditures	4,328,009	4,328,009	2013

		$7,019,526	$7,019,526

Statute for Upgrading	Personnel training expenditures	$30,624	$30,624	2012
Industries		17,121	17,121	2013

		$47,745	$47,745

Statute for Industrial	Research and development	$499,096	$499,096	2011

Innovation	expenditures
g. The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-Exemption Period
Construction and expansion of 2003	2007 to 2011
Construction and expansion of 2004	2008 to 2012
Construction and expansion of 2005	2010 to 2014
h. The tax authorities have examined income tax returns of the Company through 2007. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

19. LABOR COST, DEPRECIATION AND AMORTIZATION

	Three Months Ended March 31, 2011
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$6,117,303	$4,260,569	$10,377,872
Labor and health insurance	307,843	168,284	476,127
Pension	230,885	126,169	357,054
Meal	165,359	65,669	231,028
Welfare	58,360	32,769	91,129
Others	14,252	7,681	21,933

	$6,894,002	$4,661,141	$11,555,143

Depreciation	$21,800,953	$1,545,577	$23,346,530

Amortization	$324,635	$196,211	$520,846

	Three Months Ended March 31, 2010
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$5,083,162	$3,791,508	$8,874,670
Labor and health insurance	182,508	107,582	290,090
Pension	157,629	92,912	250,541
Meal	122,966	52,290	175,256
Welfare	47,194	29,069	76,263
Others	13,360	3,502	16,862

	$5,606,819	$4,076,863	$9,683,682

Depreciation	$18,051,574	$1,155,626	$19,207,200

Amortization	$318,383	$166,344	$484,727

20. SHAREHOLDERS’ EQUITY
As of March 31, 2011, 1,096,414 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,482,071 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	March 31
	2011	2010
Additional paid-in capital	$23,715,050	$23,483,970
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	367,797	348,240
Donations	55	55

	$55,781,482	$55,530,845

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a. Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;
b. Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;
c. Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;
d. Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are subject to shareholders’ approval in the following year.
The Company accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$2,443,687 thousand and NT$2,272,790 thousand for the three months ended March 2011 and 2010, respectively. Bonuses to directors were accrued based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.
The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2010 and 2009 had been approved in a Board of Directors’ meeting held on February 15, 2011 and a shareholders’ meeting held on June 15, 2010, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2010	Year 2009	Year 2010	Year 2009
Legal capital reserve	$16,160,501	$8,921,784
Special capital reserve	5,120,827	1,313,047
Cash dividends to shareholders	77,730,236	77,708,120	$3.00	$3.00

	$99,011,564	$87,942,951

TSMC’s profit sharing to employees and bonus to directors that will be paid in cash in the amounts of NT$10,908,338 thousand and NT$51,131 thousand for the year ended December 31, 2010, respectively, were resolved in the meeting of the Board of Directors held on February 15, 2011. Such amounts were not different from the amounts that have been charged against earnings for the year ended December 31, 2010.
The 2010 earnings appropriations related to profit sharing to employees and bonus to directors will be resolved by the shareholders. TSMC’s annual shareholders’ meeting is scheduled for June 9, 2011.
TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for 2009, respectively, had been approved in the shareholders’ meeting held on June 15, 2010. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 9, 2010 and same amount had been charged against earnings of 2009.
The information about the appropriations of profit sharing to employees and bonus to directors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.
21. STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercised. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of March 31, 2011.
Information about outstanding options for the three months ended March 31, 2011 and 2010 was as follows:

		Weighted-
	Number of	average
	Options	Exercise Price
	(In Thousands)	(NT$)
Three months ended March 31, 2011

Balance, beginning of period	21,437	$32.3
Options exercised	(4,115)	30.9

Balance, end of period	17,322	32.6

Three months ended March 31, 2010

Balance, beginning of period	28,810	33.5
Options exercised	(1,063)	34.6

Balance, end of period	27,747	33.4

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans.
As of March 31, 2011, information about outstanding options was as follows:

	Options Outstanding
		Weighted-average
		Remaining	Weighted-average
Range of Exercise Price	Number of Options	Contractual Life	Exercise Price
(NT$)	(In Thousands)	(Years)	(NT$)
$21.7-$30.5	13,193	1.98	$28.5
38.0-50.1	4,129	3.69	45.7

	17,322	2.39	32.6

As of March 31, 2011, all of the above outstanding options were exercisable.
No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2011 and 2010. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the three months ended March 31, 2011 and 2010 would have been as follows:

Assumptions:
Expected dividend yield	1.00%-3.44%
Expected volatility	43.77%-46.15%
Risk free interest rate	3.07%-3.85%
Expected life	5 years

	Three Months Ended March 31
	2011	2010
Net income:
Net income as reported	$36,277,773	$33,663,117
Pro forma net income	36,273,711	33,700,273

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$1.40	$1.30
Pro forma basic EPS	1.40	1.30
Diluted EPS as reported	1.40	1.30
Pro forma diluted EPS	1.40	1.30
22. EARNINGS PER SHARE
EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
Three months ended March 31, 2011

Basic EPS
Earnings available to common shareholders	$40,083,216	$36,277,773	25,912,506	$1.55	$1.40

Effect of dilutive potential common shares	—	—	11,187

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$40,083,216	$36,277,773	25,923,693	$1.55	$1.40

Three months ended March 31, 2010

Basic EPS
Earnings available to common shareholders	$35,091,083	$33,663,117	25,903,465	$1.35	$1.30

Effect of dilutive potential common shares	—	—	12,521

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$35,091,083	$33,663,117	25,915,986	$1.35	$1.30

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retrospective adjustments. This adjustment caused each of the basic and diluted after income tax EPS for the three months ended March 31, 2010 to remain at NT$1.30.
23. DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	March 31
	2011		2010
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$11,605	$11,605	$81,703	$81,703
Available-for-sale financial assets	5,105,351	5,105,351	1,043,306	1,043,306
Held-to-maturity financial assets	6,198,107	6,253,752	14,159,604	14,238,897
Financial assets carried at cost	497,835	—	497,835	—

Liabilities

Financial liabilities at fair value through profit or loss	15,028	15,028	11,410	11,410
Bonds payable (including current portion)	4,500,000	4,542,890	4,500,000	4,565,957
Other long-term payables (including current portion)	912,591	912,591	1,150,997	1,150,997
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value of derivatives contracts for the three months ended March 31, 2011 and 2010 estimated using valuation techniques were recognized as net loss of NT$3,423 thousand and a net gain of NT$70,293 thousand, respectively.

d.	As of March 31, 2011 and 2010, financial assets exposed to fair value interest rate risk were NT$7,245,756 thousand and NT$15,284,613 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$38,691,396 thousand and NT$4,511,410 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the three months ended March 31, 2011 and 2010 were as follows:

	Three Months Ended March 31, 2011
	From
	Available-	Equity-
	for-sale	method
	Financial Assets	Investments	Total
Balance, beginning of period	$(395,306)	$504,595	$109,289
Recognized directly in shareholders’ equity	128,353	(192,769)	(64,416)

Balance, end of period	$(266,953)	$311,826	$44,873

	Three Months Ended March 31, 2010
	From
	Available-	Equity-
	for-sale	method
	Financial Assets	Investments	Total
Balance, beginning of period	$46,672	$406,949	$453,621
Recognized directly in shareholders’ equity	(3,366)	(48,865)	(52,231)

Balance, end of period	$43,306	$358,084	$401,390

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the market exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and overseas publicly traded stock; therefore, the fluctuations in market interest rates and market price will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-party or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

24. RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Subsidiaries

TSMC North America TSMC China TSMC Europe TSMC Japan
b.	Investees

GUC (with a controlling financial interest) Xintec (with a controlling financial interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)
c.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology) TSMC Design Technology Canada, Inc. (TSMC Canada)
d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.
e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2011		2010
	Amount	%	Amount	%
For the three months ended March 31

Sales
TSMC North America	$57,007,986	55	$48,676,679	53
Others	567,051	—	373,853	—

	$57,575,037	55	$49,050,532	53

Purchases
TSMC China	$2,419,959	19	$1,577,962	16
WaferTech	1,770,429	14	1,636,493	17
VIS	1,325,127	10	960,978	10
SSMC	955,937	7	1,041,954	10
Others	65,792	1	—	—

	$6,537,244	51	$5,217,387	53

	2011		2010
	Amount	%	Amount	%
Manufacturing expenses
Xintec (rent and outsourcing)	$84,600	—	$45,546	—
VIS (rent)	7,104	—	—	—
VisEra (outsourcing)	5,937	—	4,460	—
Others	770	—	—	—

	$98,411	—	$50,006	—

Marketing expenses — commission
TSMC Europe	$90,915	14	$98,913	16
TSMC Japan	66,614	10	59,644	9
TSMC China	16,320	2	11,446	2
Others	5,375	1	4,285	1

	$179,224	27	$174,288	28

Research and development expenses
TSMC Technology (primarily consulting fee)	$113,013	2	$131,169	2
TSMC Canada (primarily consulting fee)	42,489	—	45,209	1
VIS (primarily rent)	1,999	—	2,274	—
Others	22,250	—	7,989	—

	$179,751	2	$186,641	3

Sales of property, plant and equipment
TSMC China	$592,339	57	$11,224	8
WaferTech	64,255	6	—	—
VIS	35,208	4	15,940	12

	$691,802	67	$27,164	20

Purchase of property, plant and equipment
VIS	$—	—	$15,865	—
TSMC China	—	—	14,498	—
WaferTech	—	—	9,624	—

	$—	—	$39,987	—

Non-operating income and gains
VIS (primarily technical service income)	$68,905	3	$86,868	5
SSMC (primarily technical service income)	44,817	2	44,503	2
TSMC China	6,801	—	25,426	1

	$120,523	5	$156,797	8

	2011		2010
	Amount	%	Amount	%
As of March 31

Receivables
TSMC North America	$27,517,143	99	$22,055,122	99
Others	261,098	1	205,627	1

	$27,778,241	100	$22,260,749	100

Other receivables
TSMC China	$1,593,520	86	$123,354	42
VIS	153,680	8	113,100	38
SSMC	45,415	3	45,687	15
Others	60,061	3	13,513	5

	$1,852,676	100	$295,654	100

Payables
VIS	$953,003	31	$695,640	25
TSMC China	855,485	28	762,578	28
WaferTech	550,219	18	647,205	23
SSMC	395,820	13	408,809	15
TSMC Technology	76,694	2	129,058	5
Others	240,090	8	115,141	4

	$3,071,311	100	$2,758,431	100

Other assets
TSMC China	$33,833	2	$4,672	—

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.
The Company leased certain buildings, facilities, and machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses.
The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses.
The Company deferred the disposal losses (classified under other assets) derived from sales of property, plant and equipment to TSMC China, and then recognized such losses (classified under non-operating gains and losses) over the depreciable lives of the disposed assets.
25.	PLEDGED OR MORTGAGED ASSETS
As of March 31, 2011, the Company had no assets set aside as collateral. As of March 31, 2010, the Company had pledged time deposits of NT$737,109 thousand (classified as other financial assets) as collateral for land lease agreements and customs duty guarantee.

26	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from April 2011 to July 2030 and can be renewed upon expiration.
As of March 31, 2011, future lease payments were as follows:

Year	Amount
2011 (2nd to 4th quarter)	$310,833
2012	412,977
2013	388,729
2014	375,171
2015	365,007
2016 and thereafter	3,078,295

$4,931,012

27.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of March 31, 2011, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.
b.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of March 31, 2011, the Company had a total of US$21,583 thousand of guarantee deposits.
c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.
d.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares on July 5, 2010, representing approximately 7.37% of Semiconductor Manufacturing International Corporation’s total shares outstanding, and recognized settlement income amounting to NT$4,434,364 thousand.

e.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. The outcome of these two litigations cannot be determined at this time.

f.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing six U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.
28.	OTHERS
The significant financial assets and liabilities denominated in foreign currencies were as follows:

	March 31
	2011		2010
	Foreign		Foreign
	Currencies	Exchange Rate	Currencies	Exchange Rate
	(In Thousands)	(Note)	(In Thousands)	(Note)
Financial assets

Monetary items
USD	$1,919,150	29.468	$1,481,960	31.819
EUR	127,036	41.81	55,447	42.80
JPY	29,399,539	0.3541	29,995,717	0.3430
Non-monetary items
HKD	1,073,696	3.79	—	—
Investments accounted for using equity method
USD	3,022,391	29.468	2,802,271	31.819
EUR	14,318	41.81	3,696	42.80
JPY	407,297	0.3541	388,979	0.3430
RMB	1,049,606	4.50	599,071	4.66
				(Continued)

	March 31
	2011		2010
	Foreign		Foreign
	Currencies	Exchange Rate	Currencies	Exchange Rate
	(In Thousands)	(Note)	(In Thousands)	(Note)
Financial liabilities

Monetary items
USD	$1,915,005	29.468	$738,649	31.819
EUR	163,964	41.81	107,390	42.80
JPY	32,211,580	0.3541	28,747,758	0.3430
				(Concluded)
Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.
29.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: Please see Table 1 attached;
b.	Endorsement/guarantee provided: None;
c.	Marketable securities held: Please see Table 2 attached;
d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;
e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;
f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;
h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;
i.	Names, locations, and related information of investees over which the Company exercises significant influence: Please see Table 7 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:
Not meet the criteria for hedge accounting
TSMC China entered into forward exchange contracts during the three months ended March 31, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contract as of March 31, 2011 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
Sell RMB/Buy US$	May 2011 to June 2011	RMB581,698/US $88,000
Sell US$/Buy JPY	April 2011	US$1,531/JPY124,092
For the three months ended March 31, 2011, net losses arising from forward exchange contracts of TSMC China amounted to NT$29,524 thousand.
Xintec entered into forward exchange contracts during the three months ended March 31, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of March 31, 2011 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
Sell US$/Buy NT$	April 2011 to May 2011	US$9,000/NT $ 265,008
Sell NT$/Buy US$	April 2011	NT$53,267/US $ 1,800
For the three months ended March 31, 2011, net gains arising from forward exchange contracts of Xintec amounted to NT$8,050 thousand.
TSMC Partners entered into forward exchange contracts during the three months ended March 31, 2011 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of March 31, 2011 consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
Sell RMB/Buy US$	April 2011 to May 2011	RMB344,167/US $52,500
For the three months ended March 31, 2011, net losses arising from forward exchange contracts of TSMC Partners amounted to NT$3,775 thousand.
Meet the criteria for hedge accounting
Xintec monitors and manages the financial risk through the analysis of business environment and evaluation of entity’s financial risks. Further, Xintec seeks to reduce the effects of future cash flow related interest rate exposures by primarily using derivative financial instruments.

Xintec is exposed to interest rate risk because its long-term bank loans bear floating interest rates. Accordingly, Xintec enters into interest rate swap contract to hedge such a cash flow interest rate risk. As of March 31, 2011, the outstanding interest rate swap contract of Xintec consisted of the following:

			Expected	Expected Timing for the
	Hedging Financial	Fair Value	Cash Flow	Recognition of Gains
Hedged Item	Instrument	March 31, 2011	Generated Period	or Losses from Hedge
Long-term bank	Interest rate swap	$(676)	2010 to 2012	2010 to 2012
loans	contract
The adjustment to shareholders’ equity and the amount removed from shareholders’ equity and recognized as a loss of Xintec from the above interest rate swap contract amounted to NT$676 thousand and NT$226 thousand for the three months period ended March 31, 2011, respectively.
k.	Information on investment in Mainland China
1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.
2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Note 24.
30. OPERATING SEGMENTS INFORMATION
     The Company has provided the operating segments disclosure in the consolidated financial statements.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
FINANCINGS PROVIDED
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Financing
				Financing Limit	Maximum								Company’s
				for Each	Balance for the	Ending Balance							Financing
		Financial statement		Borrowing	Period (US$ in	(US$ in		Reason for	Allowance for	Collateral		Transaction	Amount Limits
No.	Financial Name	Account	Counter-party	Company	Thousands)	Thousands)	Interest Rate	Financing	Bad Debt	Item	Value	Amounts	(Note 2)
1	TSMC Partners	Long-term receivables from related parties	TSMC China	(Note 1)	$7,367,000 (US$250,000)	$7,367,000 (US$250,000)	0.25%-0.26%	Purchase equipment	$—	—	$—	$—	$32,779,954

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not subjected to this restriction.

Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners.

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				March 31, 2011
								Market Value or Net
					Carrying Value			Asset Value
				Shares/Units	(Foreign Currencies		Percentage of	(Foreign Currencies
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	in Thousands)		Ownership (%)	in Thousands)		Note
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—		$1,036,044	N/A		$1,036,044
	China Steel Corporation	—	Held-to-maturity financial assets	—		1,506,225	N/A		1,510,410
	Formosa Petrochemical Corporation	—	”	—		1,463,363	N/A		1,467,160
	Taiwan Power Company	—	”	—		1,349,634	N/A		1,354,196
	Nan Ya Plastics Corporation	—	”	—		1,303,390	N/A		1,342,455
	Formosa Plastics Corporation	—	”	—		575,495	N/A		579,531
	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	1,789,493		4,069,307	7		4,069,307
	TSMC Global	Subsidiary	Investments accounted for using equity method	1		42,523,518	100		42,523,518
	TSMC Partners	Subsidiary	”	988,268		32,779,954	100		32,779,954
	VIS	Investee accounted for using equity method	”	628,223		9,456,221	38		8,795,129
	SSMC	Investee accounted for using equity method	”	314		7,256,841	39		6,927,941
	Motech	Investee accounted for using equity method	”	76,069		6,770,069	20		4,799,197
	TSMC North America	Subsidiary	”	11,000		2,843,416	100		2,843,416
	Xintec	Investee with a controlling financial interest	”	93,081		1,678,379	41		1,672,027
	GUC	Investee with a controlling financial interest	”	46,688		1,164,288	35		4,365,315
	TSMC Solar Europe	Subsidiary	”	—		406,305	100		406,305
	TSMC Europe	Subsidiary	”	—		192,329	100		192,329
	TSMC Japan	Subsidiary	”	6		144,224	100		144,224
	TSMC Korea	Subsidiary	”	80		21,093	100		21,093
	TSMC Solar NA	Subsidiary	”	1		7,945	100		7,945
	TSMC Lighting NA	Subsidiary	”	1		2,942	100		2,942
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		343,828
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		365,782
	W.K. Technology Fund IV	—	”	4,000		40,000	2		43,353
	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		103,992	12		103,992
	Crimson Asia Capital	—	”	—		55,259	1		55,259
	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—		4,721,701	100		4,724,278
	VTAF III	Subsidiary	”	—		2,672,382	99		2,652,404
	VTAF II	Subsidiary	”	—		1,041,270	98		1,035,501
	Emerging Alliance	Subsidiary	”	—		290,203	99		290,203
TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,218	N/A	US$	20,877
	General Elec Cap Corp. Mtn	—	”	—	US$	20,121	N/A	US$	21,183
(Continued)

				March 31, 2011
								Market Value or Net
					Carrying Value			Asset Value
				Shares/Units	(Foreign Currencies		Percentage of	(Foreign Currencies
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	in Thousands)		Ownership (%)	in Thousands)		Note
	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	417, 397	100	US$	417, 397
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	85, 259	49	US$	85, 259
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	4,088	US$	19, 707	97	US$	19, 707
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	16,532	US$	13, 253	97	US$	13, 253
	TSMC Technology	Subsidiary	”	1	US$	10, 083	100	US$	10, 083
	TSMC Canada	Subsidiary	”	2,300	US$	3, 892	100	US$	3, 892
	Mcube Inc.	Investee accounted for using equity method	”	5,333		—	84		—
	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000		—	6		—
TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20, 185	N/A	US$	21, 183
	JP Morgan Chase & Co.	—	”	—	US$	15,000	N/A	US$	15,080
	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,640	US$	179, 027	100	US$	179, 027
Emerging Alliance	Corporate bond
	Beal Bk	—	Available-for-sale financial assets	249	US$	249	N/A	US$	249
	Beal Bk Ssb	—	”	249	US$	249	N/A	US$	249
	Cd Ally Bank	—	”	249	US$	249	N/A	US$	249
	Cd Banco Popular De P R	—	”	249	US$	249	N/A	US$	249
	H&R Block Bank	—	”	249	US$	249	N/A	US$	249
	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,074	US$	1,545	10	US$	1,545
	Global Investment Holding Inc.	—	”	11,124	US$	3,065	6	US$	3,065
	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Next IO, Inc.	—	”	800	US$	500	1	US$	500
	Optichron, Inc.	—	”	1,276	US$	1,145	2	US$	1,145
	Pixim, Inc.	—	”	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	”	—	US$	142	4	US$	142
	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—
VTAF II	Corporate bond
	H&R Block Bank	—	Available-for-sale financial assets	249	US$	249	N/A	US$	249
	Common stock
	Aether Systems, Inc.	—	Financial assets carried at cost	1,600	US$	1,503	25	US$	1,503
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036
	Sentelic	—	”	1,806	US$	2,607	9	US$	2,607
Continued

				March 31, 2011
							Market Value or Net
					Carrying Value		Asset Value
				Shares/Units	(Foreign Currencies	Percentage of	(Foreign Currencies
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	in Thousands)	Ownership (%)	in Thousands)	Note
	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$ 2,168	4	US $2,168
	Aquantia	—	”	3,974	US$ 3,816	3	US $3,816
	Audience, Inc.	—	”	12,378	US$ 2,378	3	US $2,378
	Impinj, Inc.	—	”	475	US$ 1,000	—	US $1,000
	Next IO, Inc.	—	”	3,795	US$ 953	2	US $953
	Optichron, Inc.	—	”	2,847	US$ 2,825	4	US $2,825
	Pixim, Inc.	—	”	33,347	US$ 1,878	2	US $1,878
	Power Analog Microelectronics	—	”	7,027	US$ 3,383	19	US $3,383
	QST Holdings, LLC	—	”	—	US$ 593	13	US $593
	Xceive	—	”	4,615	US$ 1,611	3	US$ 1,611
	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—	—	31	—
VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	11,868	US$ 1,862	57	US $1,862
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$ 315	6	US $315
	Preferred stock
	Auramicro, Inc.	—	Financial assets carried at cost	4,694	US$ 422	20	US $422
	BridgeLux, Inc.	—	”	6,113	US$ 7,781	4	US $7,781
	Exclara, Inc.	—	”	59,695	US$ 5,897	15	US $5,897
	GTBF, Inc.	—	”	1,154	US$ 1,500	N/A	US $1,500
	InvenSense, Inc.	—	”	816	US$ 1,000	1	US $1,000
	LiquidLeds Lighting Corp.	—	”	1,600	US$ 800	11	US $800
	Neoconix, Inc.	—	”	3,686	US$ 4,717	4	US $4,717
	Powervation, Ltd.	—	”	380	US$ 5,790	16	US $5,790
	Quellan, Inc.	—	”	3,106	US$ 369	N/A	US $369
	Silicon Technical Services, LLC	—	”	1,055	US$ 1,208	—	US$ 1,208
	Stion Corp.	—	”	7,347	US$ 50,000	23	US $50,000
	Tilera, Inc.	—	”	3,890	US$ 3,025	2	US $3,025
	Validity Sensors, Inc.	—	”	9,340	US$ 3,456	4	US $3,456
	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$ 854	100	US $854
	VTA Holdings	Subsidiary	”	—	—	62	—
Growth Fund	Common stock
	SiliconBlue Technologies, Inc.	—	Financial assets carried at cost	5,107	US$ 762	1	US $762
	Veebeam	—	”	10	US$ 25	—	US $25
ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	2,989	US$ 8,287	4	US $8,287
	Memsic, Inc.	—	”	1,286	US$ 4,692	5	US$ 4,692
	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230	US$ 497	2	US $497
ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$ 3,913	5	US $3,913
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$ 3,664	14	US $3,664
	Sonics, Inc.	—	”	278	US$ 10	3	US $10
(Continued)

				March 31, 2011
								Market Value or Net
					Carrying Value			Asset Value
				Shares/Units	(Foreign Currencies		Percentage of	(Foreign Currencies
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	in Thousands)		Ownership (%)	in Thousands)		Note
	Goyatek Technology, Corp.	—	Financial assets carried at cost	932	US$	361	6	US$	361
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223
	Preferred stock
	FangTek, Inc.	—	Financial assets carried at cost	1,032	US$	148	6	US$	148
	Sonics, Inc.	—	”	264	US$	455	3	US$	455
GUC	Open-end mutual fund
	Jhi Sun Money Market Fund	—	Available-for-sale financial assets	9,875		$140,097	—		$140,097
	Mega Diamond Money Market Fund	—	”	10,009		120,110	—		120,110
	PCA Well Pool Money Market Fund	—	”	6,141		80,088	—		80,088
	Fuh Hwa Money Market Fund	—	”	3,606		50,056	—		50,056
	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		60,915	100		60,915
	GUC-Japan	Subsidiary	”	1		14,881	100		14,881
	GUC-BVI	Subsidiary	”	550		8,846	100		8,846
	GUC-Europe	Subsidiary	”	—		3,916	100		3,916
GUC-BVI	Capital
	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	Subsidiary	Investments accounted for using equity method	—		7,551	100		7,551
Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—
TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1	EUR	9,618	100	EUR	9,618
TSMC Global	Corporate bond
	African Development Bank	—	Available-for-sale financial assets	2,600	US$	2,620	N/A	US$	2,620
	Allstate Life Gbl Fdg Secd	—	”	4,430	US$	4,779	N/A	US$	4,779
	Alltel Corp.	—	”	100	US$	107	N/A	US$	107
	Archer Daniels Midland Co.	—	”	7,000	US$	7,010	N/A	US$	7,010
	Astrazeneca Plc	—	”	3,150	US$	3,357	N/A	US$	3,357
	AT+T Wireless	—	”	3,500	US$	3,767	N/A	US$	3,767
	Banco Bilbao Vizcaya P R	—	”	3,250	US$	3,249	N/A	US$	3,249
	Bank of America Corp.	—	”	2,000	US$	2,033	N/A	US$	2,033
	Bank of America Corp.	—	”	2,100	US$	2,148	N/A	US$	2,148
	Bank of New York Mellon	—	”	2,200	US$	2,203	N/A	US$	2,203
	Barclays Bank Plc NY	—	”	400	US$	400	N/A	US$	400
	Barclays Bk Plc UK Govt Cr	—	”	5,000	US$	5,101	N/A	US$	5,101
	Bb+T Corporation	—	”	3,840	US$	3,976	N/A	US$	3,976
	Bbva US Senior SA Uniper	—	”	2,645	US$	2,645	N/A	US$	2,645
	Bear Stearns Cos Inc.	—	”	3,500	US$	3,514	N/A	US$	3,514
	Bear Stearns Cos Inc. Med Term	—	”	2,400	US$	2,584	N/A	US$	2,584
	Berkshire Hathaway Inc. Del	—	”	3,500	US$	3,522	N/A	US$	3,522
	Bhp Billiton Fin USA Ltd.	—	”	2,000	US$	2,090	N/A	US$	2,090
	Bhp Billiton Fin USA Ltd.	—	”	3,500	US$	3,881	N/A	US$	3,881
	Bk Tokyo Mitsubishi Ufj	—	”	2,000	US$	2,033	N/A	US$	2,033
	Bmw US Capital LLC	—	”	1,600	US$	1,601	N/A	US$	1,601
	Bnp Paribas SA	—	”	3,810	US$	3,838	N/A	US$	3,838
	Boeing Co.	—	”	1,000	US$	1,017	N/A	US$	1,017
	Boeing Co.	—	”	2,200	US$	2,362	N/A	US$	2,362
(Continued)

				March 31, 2011
							Market Value or Net
					Carrying Value		Asset Value
	Marketable Securities	Relationship with	Financial	Shares/Units	(Foreign Currencies	Percentage of	(Foreign Currencies
Held Company Name	Type and Name	the Company	Statement Account	(In Thousands)	in Thousands)	Ownership (%)	in Thousands)	Note
	Bp Capital Markets Plc	—	Available-for-sale financial assets	7,160	US $7,191	N/A	US $7,191
	Caterpillar Financial Se	—	”	100	US $100	N/A	US $100
	Caterpillar Financial Se	—	”	900	US $902	N/A	US $902
	Cellco Part/Veri Wireless	—	”	1,000	US $1,141	N/A	US $1,141
	Cellco Part/Veri Wirelss	—	”	1,100	US $1,208	N/A	US $1,208
	Cello Part/Veri Wirelss	—	”	2,000	US $2,007	N/A	US $2,007
	Chevron Corp.	—	”	4,000	US $4,278	N/A	US $4,278
	Cie Financement Foncier	—	”	200	US $200	N/A	US $200
	Cie Financement Foncier	—	”	4,000	US $4,009	N/A	US $4,009
	Cisco Systems Inc.	—	”	7,050	US $7,073	N/A	US $7,073
	Citigroup Funding Inc.	—	”	6,000	US $6,114	N/A	US $6,114
	Citigroup Funding Inc.	—	”	7,300	US $7,438	N/A	US $7,438
	Citigroup Inc.	—	”	600	US $609	N/A	US $609
	Citigroup Inc.	—	”	800	US $824	N/A	US $824
	Citigroup Inc.	—	”	2,000	US $2,110	N/A	US $2,110
	Citigroup Inc.	—	”	400	US $428	N/A	US $428
	Citigroup Inc.	—	”	2,550	US $2,773	N/A	US $2,773
	Citigroup Inc.	—	”	5,000	US $5,467	N/A	US $5,467
	Citigroup Inc. Fdic Gtd Tlgp	—	”	2,000	US $2,012	N/A	US $2,012
	Coca Cola Co.	—	”	4,000	US $4,029	N/A	US $4,029
	Commonwealth Bank Aust	—	”	2,000	US $1,997	N/A	US $1,997
	Commonwealth Bank Aust	—	”	2,800	US $2,805	N/A	US $2,805
	Conocophillips	—	”	2,000	US $2,129	N/A	US $2,129
	Credit Suisse New York	—	”	3,200	US $3,239	N/A	US $3,239
	Credit Suisse New York	—	”	3,945	US $4,065	N/A	US $4,065
	Deutsche Bank AG NY	—	”	2,500	US $2,497	N/A	US $2,497
	Dexia Credit Local	—	”	6,000	US $5,971	N/A	US $5,971
	Dexia Credit Local	—	”	4,000	US $3,977	N/A	US $3,977
	Dexia Credit Local S.A	—	”	4,000	US $3,994	N/A	US $3,994
	Dexia Credit Local SA NY	—	”	5,000	US $4,966	N/A	US $4,966
	Du Pont E I De Nemours + Co.	—	”	2,850	US $2,856	N/A	US $2,856
	Du Pont E I De Nemours + Co.	—	”	825	US $882	N/A	US $882
	Ebay Inc.	—	”	1,375	US $1,360	N/A	US $1,360
	Eog Res Inc.	—	”	2,200	US $2,436	N/A	US $2,436
	Eog Resources Inc.	—	”	1,500	US $1,513	N/A	US $1,513
	Finance for Danish Ind	—	”	3,800	US $3,799	N/A	US $3,799
	General Elec Cap Corp.	—	”	5,000	US $5,041	N/A	US $5,041
	General Elec Cap Corp.	—	”	7,000	US $7,005	N/A	US $7,005
	General Elec Cap Corp.	—	”	1,000	US $1,000	N/A	US $1,000
	General Elec Cap Corp.	—	”	4,000	US $4,094	N/A	US $4,094
	General Electric Capital Corp.	—	”	2,000	US $2,012	N/A	US $2,012
	Georgia Pwr Co.	—	”	1,000	US $1,001	N/A	US $1,001
	Georgia Pwr Co.	—	”	4,000	US $4,000	N/A	US $4,000
	Gmac LLC	—	”	4,600	US $4,712	N/A	US $4,712
	Goldman Sachs Group Inc.	—	”	3,400	US $3,425	N/A	US $3,425
	Goldman Sachs Group Inc.	—	”	2,000	US $1,987	N/A	US $1,987
	Groupe Bpce	—	”	1,150	US $1,149	N/A	US $1,149
	Hewlett Packard Co.	—	”	3,000	US $3,004	N/A	US $3,004
	Hewlett Packard Co.	—	”	2,030	US $2,032	N/A	US $2,032
	Household Fin Corp.	—	”	4,330	US $4,660	N/A	US $4,660
	HSBC Bank Plc	—	”	1,315	US $1,315	N/A	US $1,315
	HSBC Bank Plc	—	”	3,400	US $3,397	N/A	US $3,397
	HSBC Fin Corp.	—	”	2,900	US $2,857	N/A	US $2,857
(Continued)

				March 31, 2011
							Market Value or Net
					Carrying Value		Asset Value
	Marketable Securities	Relationship with	Financial	Shares/Units	(Foreign Currencies	Percentage of	(Foreign Currencies
Held Company Name	Type and Name	the Company	Statement Account	(In Thousands)	in Thousands)	Ownership (%)	in Thousands)	Note
	Hutchison Whampoa Intl 03 13 L	—	Available-for-sale financial assets	1,900	US $2,066	N/A	US $2,066
	IBM Corp.	—	”	2,300	US $2,301	N/A	US $2,301
	IBM Corp.	—	”	6,800	US $6,759	N/A	US $6,759
	IBM Corp.	—	”	1,500	US $1,501	N/A	US $1,501
	Intl Bk Nv Neth St Cr Gtee	—	”	8,500	US $8,643	N/A	US $8,643
	Intl Bk Recon + Develop	—	”	2,000	US $2,035	N/A	US $2,035
	John Deer Capital Corp. Fdic GT	—	”	3,500	US $3,601	N/A	US $3,601
	JP Morgan Chase + Co.	—	”	2,500	US $2,514	N/A	US $2,514
	JP Morgan Chase + Co.	—	”	5,000	US $5,033	N/A	US $5,033
	JP Morgan Chase + Co. Fdic Gtd Tlg	—	”	1,625	US $1,634	N/A	US $1,634
	Kreditanstalt Fur Wiederaufbau	—	”	650	US $660	N/A	US $660
	Lilly Eli + Co.	—	”	1,531	US $1,641	N/A	US $1,641
	Lloyds Tsb Bank Plc Ser 144A	—	”	4,850	US $4,850	N/A	US $4,850
	Lloyds Tsb Bank Plc Ser 144A	—	”	2,950	US $2,976	N/A	US $2,976
	Macquarie Bk Ltd. Sr	—	”	13,200	US $13,423	N/A	US $13,423
	Massmutual Global Fdg II Mediu	—	”	4,000	US $3,959	N/A	US $3,959
	Mellon Fdg Corp.	—	”	3,500	US $3,481	N/A	US $3,481
	Merck + Co. Inc.	—	”	4,000	US $4,015	N/A	US $4,015
	Merck + Co. Inc.	—	”	2,000	US $2,058	N/A	US $2,058
	Merrill Lynch + Co. Inc.	—	”	4,691	US $4,671	N/A	US $4,671
	Merrill Lynch + Co. Inc.	—	”	4,000	US $4,309	N/A	US $4,309
	Met Life Glob Funding I	—	”	3,000	US $3,016	N/A	US $3,016
	Metlife Inc.	—	”	6,500	US $6,570	N/A	US $6,570
	Metlife Inc.	—	”	2,000	US $2,010	N/A	US $2,010
	Monsanto Co. New	—	”	250	US $271	N/A	US $271
	Monumental Global Fdg II	—	”	1,500	US $1,450	N/A	US $1,450
	Monumental Global Fdg III	—	”	750	US $741	N/A	US $741
	Morgan Stanley	—	”	9,000	US $9,178	N/A	US $9,178
	Morgan Stanley for Equity	—	”	2,000	US $2,001	N/A	US $2,001
	National Australia Bank	—	”	3,000	US $3,030	N/A	US $3,030
	National Australia Bank	—	”	1,000	US $1,015	N/A	US $1,015
	National Bank of Canada	—	”	600	US $601	N/A	US $601
	New York Life Global Fdg	—	”	2,000	US $2,041	N/A	US $2,041
	Occidental Petroleum Cor	—	”	1,000	US $1,000	N/A	US $1,000
	Pacific Gas + Electric	—	”	2,000	US $1,999	N/A	US $1,999
	Pepsiamericas Inc.	—	”	4,000	US $4,290	N/A	US $4,290
	Philip Morris Intl Inc.	—	”	130	US $139	N/A	US $139
	Philip Morris Intl Inc.	—	”	4,000	US $4,591	N/A	US $4,591
	Pnc Funding Corp.	—	”	2,000	US $2,001	N/A	US $2,001
	Pricoa Global Fdg I Med Term	—	”	1,750	US $1,726	N/A	US $1,726
	Principal Life Income Fundings	—	”	2,250	US $2,229	N/A	US $2,229
	Princoa Global Fdg I Medium	—	”	2,200	US $2,186	N/A	US $2,186
	Public Svc Co. Colo	—	”	1,380	US $1,515	N/A	US $1,515
	Rabobank Nederland	—	”	5,000	US $5,000	N/A	US $5,000
	Royal Bk of Scotland Plc	—	”	4,000	US $4,000	N/A	US $4,000
	Royal Bk of Scotland Plc	—	”	5,000	US $5,044	N/A	US $5,044
	Royal Bk Scotland Plc	—	”	2,550	US $2,619	N/A	US $2,619
	Royal Bk Scotland Plc	—	”	2,825	US $2,876	N/A	US $2,876
	Royal Bk Scotlnd Grp Plc 144A	—	”	9,450	US $9,504	N/A	US $9,504
	Sanofi Aventis	—	”	4,000	US $3,999	N/A	US $3,999
	Sanofi Aventis	—	”	3,870	US $3,880	N/A	US $3,880
	Sbc Communications Inc.	—	”	2,000	US $2,085	N/A	US $2,085
	Shell International Fin	—	”	4,515	US $4,533	N/A	US $4,533
(Continued)

				March 31, 2011
							Market Value or Net
					Carrying Value		Asset Value
	Marketable Securities	Relationship with	Financial	Shares/Units	(Foreign Currencies	Percentage of	(Foreign Currencies
Held Company Name	Type and Name	the Company	Statement Account	(In Thousands)	in Thousands)	Ownership (%)	in Thousands)	Note
	Shell International Fin	—	Available-for-sale financial assets	3,200	US $3,257	N/A	US $3,257
	Sovereign Bancorp Fdic Gtd Tlg	—	”	2,200	US $2,248	N/A	US $2,248
	Standard Chartered BK NY	—	”	3,000	US $2,998	N/A	US $2,998
	Sun Life Finl Global	—	”	4,400	US $4,362	N/A	US $4,362
	Sun Life Finl Global Fdg II Lp	—	”	1,500	US $1,500	N/A	US $1,500
	Suncorp Metway Ltd.	—	”	8,800	US $8,964	N/A	US $8,964
	Svenska Handelsbanken AB	—	”	2,200	US $2,253	N/A	US $2,253
	Swedbank AB	—	”	2,000	US $1,998	N/A	US $1,998
	Swedbank Foreningssparbanken A	—	”	1,500	US $1,527	N/A	US $1,527
	Swedbank Hypotek AB	—	”	4,000	US $4,000	N/A	US $4,000
	Swedbank Hypotek AB	—	”	4,100	US $4,101	N/A	US $4,101
	Teva Pharm Fin III	—	”	4,000	US $4,014	N/A	US $4,014
	Teva Pharma Fin III LLC	—	”	4,000	US $4,011	N/A	US $4,011
	Thermo Fisher Scientific	—	”	2,050	US $2,072	N/A	US $2,072
	Tiaa Global Mkts Inc.	—	”	2,000	US $2,118	N/A	US $2,118
	Tiaa Global Mkts Inc. Mtn	—	”	1,500	US $1,610	N/A	US $1,610
	Total Capital Canada Ltd.	—	”	4,000	US $4,012	N/A	US $4,012
	Transcanada Pipelines Ltd.	—	”	1,000	US $1,084	N/A	US $1,084
	Ubs Ag Stamford CT	—	”	2,200	US $2,198	N/A	US $2,198
	Ubs Ag Stamford CT	—	”	800	US $807	N/A	US $807
	Unilever Cap Corp.	—	”	1,000	US $1,054	N/A	US $1,054
	United Technologies Corp.	—	”	4,000	US $4,247	N/A	US $4,247
	US Central Federal Cred	—	”	8,500	US $8,661	N/A	US $8,661
	Verizon Communications	—	”	7,725	US $7,766	N/A	US $7,766
	Virginia Elec + Pwr Co.	—	”	3,250	US $3,460	N/A	US $3,460
	Volkswagen Intl Fin NV	—	”	4,000	US $4,001	N/A	US $4,001
	Wachovia Corp.	—	”	550	US $547	N/A	US $547
	Wachovia Corp. Global Medium	—	”	5,000	US $5,147	N/A	US $5,147
	Wal Mart Stores Inc.	—	”	4,000	US $3,966	N/A	US $3,966
	Wal Mart Stores Inc.	—	”	3,770	US $4,256	N/A	US $4,256
	Wells Fargo + Company	—	”	2,000	US $2,007	N/A	US $2,007
	Westpac Banking Corp.	—	”	3,500	US $3,508	N/A	US $3,508
	Westpac Banking Corp.	—	”	2,100	US $2,109	N/A	US $2,109
	Westpac Banking Corp.	—	”	4,000	US $4,004	N/A	US $4,004
	Wyeth	—	”	3,983	US $4,317	N/A	US $4,317
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US $20,000	N/A	US $20,075
	Commonwealth Bank of Australia	—	”	25,000	US $25,000	N/A	US $24,913
	Commonwealth Bank of Australia	—	”	25,000	US $25,000	N/A	US $24,780
	JP Morgan Chase + Co.	—	”	35,000	US $35,059	N/A	US $35,162
	Nationwide Building Society-UK Government Guarantee	—	”	8,000	US $8,000	N/A	US $8,010
	Westpac Banking Corp.	—	”	25,000	US $25,000	N/A	US $24,628
	Westpac Banking Corp. 12/12 Frn	—	”	5,000	US $5,000	N/A	US $5,011
	Agency bond
	Emirate of Abu Dhabi 144A	—	Available-for-sale financial assets	1,800	US $1,967	N/A	US $1,967
	Fannie Mae	—	”	11,100	US $11,106	N/A	US $11,106
	Fannie Mae	—	”	3,900	US $3,852	N/A	US $3,852
	Fannie Mae	—	”	16,104	US $16,114	N/A	US $16,114
	Fannie Mae	—	”	6,100	US $6,092	N/A	US $6,092
	Fannie Mae	—	”	7,500	US $7,501	N/A	US $7,501
	Fannie Mae	—	”	20,265	US $20,275	N/A	US $20,275
	Fannie Mae	—	”	4,600	US $4,597	N/A	US $4,597
	Fannie Mae	—	”	3,000	US $2,985	N/A	US $2,985
(Continued)

				March 31, 2011
							Market Value or Net
					Carrying Value		Asset Value
	Marketable Securities	Relationship with	Financial	Shares/Units	(Foreign Currencies	Percentage of	(Foreign Currencies
Held Company Name	Type and Name	the Company	Statement Account	(In Thousands)	in Thousands)	Ownership (%)	in Thousands)	Note
	Fed Hm Ln Pc Pool 1b2830	—	Available-for-sale financial assets	1,750	US $1,833	N/A	US $1,833
	Fed Hm Ln Pc Pool 1g0115	—	„	1,548	US $1,599	N/A	US $1,599
	Fed Hm Ln Pc Pool 1g1114	—	„	762	US $800	N/A	US $800
	Fed Hm Ln Pc Pool 1k1210	—	„	1,470	US $1,543	N/A	US $1,543
	Fed Hm Ln Pc Pool 780741	—	„	1,740	US $1,819	N/A	US $1,819
	Federal Farm Credit Bank	—	„	4,000	US $3,982	N/A	US $3,982
	Federal Farm Credit Bank	—	„	4,000	US $3,999	N/A	US $3,999
	Federal Farm Credit Bank	—	„	4,000	US $4,002	N/A	US $4,002
	Federal Home Ln Mtg Assn	—	„	1,492	US $1,507	N/A	US $1,507
	Federal Home Ln Mtg Corp.	—	„	3,417	US $3,411	N/A	US $3,411
	Federal Home Ln Mtg Corp.	—	„	2,054	US $2,047	N/A	US $2,047
	Federal Home Ln Mtg Corp.	—	„	1,284	US $1,336	N/A	US $1,336
	Federal Home Ln Mtg Corp.	—	„	2,355	US $2,463	N/A	US $2,463
	Federal Home Ln Mtg Corp.	—	„	1,488	US $1,522	N/A	US $1,522
	Federal Home Ln Mtg Corp.	—	„	1,565	US $1,622	N/A	US $1,622
	Federal Home Ln Mtg Corp.	—	„	1,027	US $1,056	N/A	US $1,056
	Federal Home Ln Mtg Corp.	—	„	3,202	US $3,321	N/A	US $3,321
	Federal Home Ln Mtg Corp.	—	„	1,632	US $1,652	N/A	US $1,652
	Federal Home Loan Bank	—	„	3,350	US $3,364	N/A	US $3,364
	Federal Home Loan Bank	—	„	8,400	US $8,400	N/A	US $8,400
	Federal Home Loan Mtg Corp.	—	„	4,760	US $4,732	N/A	US $4,732
	Federal Home Loan Mtg Corp.	—	„	218	US $218	N/A	US $218
	Federal National Mort Assoc	—	„	155	US $155	N/A	US $155
	Federal Natl Mtg Assn Gtd	—	„	2,093	US $2,160	N/A	US $2,160
	Federal Natl Mtg Assn Gtd Remi	—	„	1,640	US $1,696	N/A	US $1,696
	Federal Natl Mtg Assn Mtn	—	„	903	US $921	N/A	US $921
	Federal Natl Mtg Assn Remic	—	„	699	US $704	N/A	US $704
	Federal Natl Mtge Assn	—	„	1,273	US $1,338	N/A	US $1,338
	Fhr 2647 Pb	—	„	967	US $973	N/A	US $973
	Fhr 2953 Da	—	„	2,912	US $3,074	N/A	US $3,074
	Fhr 3087 Jb	—	„	1,299	US $1,366	N/A	US $1,366
	Fhr 3184 Fa	—	„	3,881	US $3,865	N/A	US $3,865
	Fnma Pool 467196	—	„	1,995	US $1,989	N/A	US $1,989
	Fnma Pool 745131	—	„	1,659	US $1,724	N/A	US $1,724
	Fnma Pool 745688	—	„	1,218	US $1,271	N/A	US $1,271
	Fnma Pool 775852	—	„	323	US $329	N/A	US $329
	Fnma Pool 790772	—	„	1,153	US $1,212	N/A	US $1,212
	Fnma Pool 819649	—	„	1,843	US $1,921	N/A	US $1,921
	Fnma Pool 829989	—	„	1,549	US $1,627	N/A	US $1,627
	Fnma Pool 841068	—	„	462	US $487	N/A	US $487
	Fnma Pool 846233	—	„	1,728	US $1,805	N/A	US $1,805
	Fnma Pool 870884	—	„	1,380	US $1,446	N/A	US $1,446
	Fnma Pool 879908	—	„	1,259	US $1,323	N/A	US $1,323
	Fnma Tba May 15 Single Fam	—	„	3,000	US $3,136	N/A	US $3,136
	Fnr 2005 47 HA	—	„	1,527	US $1,600	N/A	US $1,600
	Fnr 2006 60 CO	—	„	3,274	US $3,259	N/A	US $3,259
	Fnr 2006 60 CO	—	„	87	US $87	N/A	US $87
	Fnr 2009 116 A	—	„	3,927	US $4,238	N/A	US $4,238
	Fnr 2009 70 NT	—	„	1,723	US $1,787	N/A	US $1,787
	Freddie Mac	—	„	2,500	US $2,502	N/A	US $2,502
	Freddie Mac	—	„	19,000	US $18,982	N/A	US $18,982
	Freddie Mac	—	„	3,550	US $3,552	N/A	US $3,552
	Freddie Mac	—	„	5,750	US $5,743	N/A	US $5,743
(Continued)

				March 31, 2011
							Market Value or Net
					Carrying Value		Asset Value
	Marketable Securities	Relationship with	Financial	Shares/Units	(Foreign Currencies	Percentage of	(Foreign Currencies
Held Company Name	Type and Name	the Company	Statement Account	(In Thousands)	in Thousands)	Ownership (%)	in Thousands)	Note
	Freddie Mac	—	Available-for-sale financial assets	4,300	US $4,306	N/A	US $4,306
	Gnma II Pool 082431	—	„	1,871	US $1,913	N/A	US $1,913
	Gnr 2008 9 SA	—	„	2,096	US $2,098	N/A	US $2,098
	Gnr 2009 45 AB	—	„	3,431	US $3,476	N/A	US $3,476
	Government Natl Mtg Assn	—	„	3,050	US $3,217	N/A	US $3,217
	Government Natl Mtg Assn Gtd	—	„	1,442	US $1,508	N/A	US $1,508
	Ngn 2010 R2 1A	—	„	3,540	US $3,541	N/A	US $3,541
	Ngn 2011 R4 1A	—	„	4,000	US $3,998	N/A	US $3,998
	Ontario(Province of)	—	„	2,000	US $2,034	N/A	US $2,034
	State of Qatar	—	„	2,000	US $2,143	N/A	US $2,143

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	10,000	US $10,026	N/A	US $10,026
	US Treasury N/B	—	„	10,000	US $9,983	N/A	US $9,983
	US Treasury N/B	—	„	10,000	US $10,069	N/A	US $10,069
	US Treasury N/B	—	„	1,000	US $1,012	N/A	US $1,012
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US $15,000	N/A	US $15,029

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	4,921	US $4,921	N/A	US $4,921
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)					Ending Balance (Note 3)
														Gain (Loss) or
						Amount			Amount			Amount	Carrying Value	Disposal			Amount
						(Foreign		Shares/Units	(Foreign			(Foreign	(Foreign	(Foreign			(Foreign
		Financial Statement		Nature of	Shares/Units	Currencies in		(In Thousands)	Currencies in		Shares/Units	Currencies in	Currencies in	Currencies in		Shares/Units	Currencies in
Company Name	Marketable Securities Type and Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)	Thousands)	Thousands)		(In Thousands)	Thousands)
TSMC	Stock
	TSMC Soalr Europe	Investments accounted for using equity method	—	Subsidiary	—		$23,971	—		$385,682	—	$ —	$ —		$—	—		$406,305
TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Investments accounted for using equity method	—	Subsidiary	1		EUR 90	—		EUR 9,800	—	—	—		—	1	EUR	9,618
GUC	Open-end mutual fund
	Jhi Sun Money Market Fund	Available-for-sale financial assets	Jih Sun Investment Trust Co., Ltd.	—	—		—	9,875		140,000	—	—	—		—	9,875		140,097
	Mega Diamond Money Market Fund	”	Mega Investment International Trust Co., Ltd.	—	—		—	10,009		120,000	—	—	—		—	10,009		120,110
TSMC Global	Corporate bond
	American Honda Fin Corp. Mtn	Available-for-sale financial assets	—	—	4,000	US$	3,995	—		—	4,000	US$4,005	US$3,985	US$	20	—		—
	Anz National Intl Ltd.	”	—	—	3,500	US$	3,554	—		—	3,500	US$3,555	US$3,515	US$	40	—		—
	Archer Daniels Midland Co.	”	—	—	—		—	7,000	US$	7,000	—	—	—		—	7,000	US$	7,010
	Bank of Nova Scotia	”	—	—	5,000	US$	5,000	—		—	5,000	US$5,012	US$5,000	US$	12	—		—
	Barclays Bank Plc	”	—	—	12,000	US$	11,997	—		—	12,000	US$12,022	US$12,035	US$	(13)	—		—
	Barclays Bk Plc UK Govt Cr	”	—	—	—		—	5,000	US$	5,109	—	—	—		—	5,000	US$	5,101
	Bb+T Corporation	”	—	—	—		—	3,840	US$	3,990	—	—	—		—	3,840	US$	3,976
	Bhp Billiton Fin USA Ltd.	”	—	—	—		—	4,000	US$	4,443	500	US$558	US$555	US$	3	3,500	US$	3,881
	Boeing Cap Corp.	”	—	—	2,925	US$	3,192	—		—	2,925	US$3,180	US$3,235	US$	(55)	—		—
	Bp Capital Markets Plc	”	—	—	—		—	7,160	US$	7,160	—	—	—		—	7,160	US$	7,191
	Bp Capital Markets Plc	”	—	—	3,900	US$	3,988	—		—	3,900	US$3,992	US$3,969	US$	23	—		—
	Chevron Corp.	”	—	—	—		—	4,000	US$	4,305	—	—	—		—	4,000	US$	4,278
	Cisco Systems Inc.	”	—	—	—		—	7,050	US$	7,050	—	—	—		—	7,050	US$	7,073
	Citigroup Funding Inc.	”	—	—	16,000	US$	16,323	—		—	10,000	US$10,221	US$10,222	US$	(1)	6,000	US$	6,114
	Countrywide Finl Corp.	”	—	—	4,000	US$	4,208	—		—	4,000	US$4,221	US$4,291	US$	(70)	—		—
	Credit Suisse New York	”	—	—	—		—	3,200	US$	3,200	—	—	—		—	3,200	US$	3,239
	General Elec Cap Corp.	”	—	—	—		—	5,000	US$	5,000	—	—	—		—	5,000	US$	5,041
	Goldman Sachs Group Inc.	”	—	—	—		—	3,400	US$	3,400	—	—	—		—	3,400	US$	3,425
	HSBC Fin Corp.	”	—	—	2,900	US$	3,074	—		—	2,900	US$3,074	US$3,142	US$	(68)	—		—
	Inc Bk Nv Neth St Cr Gtee	”	—	—	—		—	8,500	US$	8,668	—	—	—		—	8,500	US$	8,643
	Lloyds Tsb Bank Plc Ser 144A	”	—	—	5,950	US$	6,009	—		—	3,000	US$3,030	US$3,065	US$	(35)	2,950	US$	2,976
	Macquarie Bk Ltd. Sr	”	—	—	3,900	US$	3,975	9,300	US$	9,472	—	—	—		—	13,200	US$	13,423
	Merrill Lynch + Co. Inc.	”	—	—	—		—	4,000	US$	4,335	—	—	—		—	4,000	US$	4,309
	Met Life Glob Funding I	”	—	—	—		—	3,000	US$	3,000	—	—	—		—	3,000	US$	3,016
	Microsoft Corp.	”	—	—	3,250	US$	3,232	—		—	3,250	US$3,224	US$3,249	US$	(25)	—		—
	Morgan Stanley	”	—	—	—		—	9,000	US$	9,000	—	—	—		—	9,000	US$	9,178
(Continued)

					Beginning Balance		Acquisition		Disposal (Note 2)						Ending Balance (Note 3)
													Gain (Loss) or
						Amount		Amount		Amount	Carrying Value		Disposal			Amount
						(Foreign	Shares/Units	(Foreign		(Foreign	(Foreign		(Foreign			(Foreign
		Financial Statement		Nature of	Shares/Units	Currencies in	(In Thousands)	Currencies in	Shares/Units	Currencies in	Currencies in		Currencies in		Shares/Units	Currencies in
Company Name	Marketable Securities Type and Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)	(Note 1)	Thousands)	(In Thousands)	Thousands)	Thousands)		Thousands)		(In Thousands)	Thousands)
	Morgan Stanley Dean Witter	Available-for-sale financial assets	—	—	8,000	US$8,524	—	—	8,000	US$8,513	US$	8,799	US$	(284)	—	US$ —
	National Australia Bank	”	—	—	—	—	3,000	US$3,035	—	—		—		—	3,000	US$3,030
	Pepsiamericas Inc.	”	—	—	—	—	4,000	US$4,329	—	—		—		—	4,000	US$4,290
	Philip Morris Intl Inc.	”	—	—	—	—	4,000	US$4,640	—	—		—		—	4,000	US$4,591
	Sanofi Aventis	”	—	—	—	—	4,000	US$4,000	—	—		—		—	4,000	US$3,999
	Sanofi Aventis	”	—	—	—	—	3,870	US$3,870	—	—		—		—	3,870	US$3,880
	Standard Chartered BK NY	”	—	—	—	—	3,000	US$3,000	—	—		—		—	3,000	US$2,998
	State Str Corp.	”	—	—	6,420	US $6,417	—	—	6,420	US$6,422	US$	6,381	US$	41	—	—
	Swedbank Hypotek AB	”	—	—	—	—	4,100	US$4,100	—	—		—		—	4,100	US$4,101
	Teva Pharm Fin III	”	—	—	—	—	4,000	US$4,000	—	—		—		—	4,000	US$4,014
	Total Capital Canada Ltd.	”	—	—	—	—	4,000	US$4,000	—	—		—		—	4,000	US$4,012
	United Technologies Corp.	”	—	—	—	—	4,000	US$4,265	—	—		—		—	4,000	US$4,247
	US Central Federal Cred	”	—	—	4,000	US $4,084	4,500	US$4,599	—	—		—		—	8,500	US$8,661
	Verizon Communications	”	—	—	—	—	7,725	US$7,725	—	—		—		—	7,725	US$7,766
	Virginia Elec + Pwc Co.	”	—	—	—	—	3,250	US$3,489	—	—		—		—	3,250	US$3,460
	Volkswagen Intl Fin NV	”	—	—	—	—	4,000	US$4,000	—	—		—		—	4,000	US$4,001
	Agency bond
	Fannie Mae	Available-for-sale financial assets	—	—	—	—	20,300	US$20,269	14,200	US$14,206	US$	14,178	US$	28	6,100	US$6,092
	Fannie Mae	”	—	—	—	—	7,500	US$7,500	—	—		—		—	7,500	US$7,501
	Fannie Mae	”	—	—	8,765	US $8,763	11,500	US$11,503	—	—		—		—	20,265	US$20,275
	Fannie Mae	”	—	—	—	—	11,045	US$12,104	11,045	US$12,044	US$	12,104	US$	(60)	—	—
	Federal Farm Credit Bank	”	—	—	—	—	4,000	US$4,002	—	—		—		—	4,000	US$4,002
	Federal Home Ln Bks	”	—	—	5,000	US $5,046	—	—	5,000	US$5,043	US$	5,098	US$	(55)	—	—
	Federal Home Loan Bank	”	—	—	5,000	US $5,007	—	—	5,000	US$5,007	US$	5,009	US$	(2)	—	—
	Federal Home Loan Bank	”	—	—	6,800	US $6,817	—	—	6,800	US$6,817	US$	6,811	US$	6	—	—
	Federal Home Loan Bank	”	—	—	8,000	US $8,040	—	—	4,650	US$4,667	US$	4,644	US$	23	3,350	US$3,364
	Federal Home Loan Bank	”	—	—	10,000	US $9,998	—	—	10,000	US$10,001	US$	9,985	US$	16	—	—
	Fnma Tba Jan 15 Single Fam	”	—	—	—	—	3,000	US$3,147	3,000	US$3,142	US$	3,147	US$	(5)	—	—
	Fnma Tba Feb 15 Single Fam	”	—	—	—	—	3,000	US$3,138	3,000	US$3,117	US$	3,138	US$	(21)	—	—
	Fnma Tba Mar 15 Single Fam	”	—	—	—	—	3,000	US$3,110	3,000	US$3,140	US$	3,110	US$	30	—	—
	Fnma Tba Apr 15 Single Fam	”	—	—	—	—	3,000	US$3,131	3,000	US$3,164	US$	3,131	US$	33	—	—
	Fnma Tba May 15 Single Fam	”	—	—	—	—	3,000	US$3,156	—	—		—		—	3,000	US$3,136
	Freddie Mac	”	—	—	10,420	US $10,411	—	—	10,420	US$10,414	US$	10,412	US$	2	—	—
	Freddie Mac	”	—	—	—	—	19,000	US$18,981	—	—		—		—	19,000	US$18,982
	Freddie Mac	”	—	—	—	—	3,550	US$3,549	—	—		—		—	3,550	US$3,552
	Freddie Mac	”	—	—	—	—	14,200	US$14,196	14,200	US$14,204	US$	14,196	US$	8	—	—
	Ngn 2011 R4 1A	”	—	—	—	—	4,000	US$4,000	—	—		—		—	4,000	US$3,998
	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	—	—	10,000	US$10,024	—	—		—		—	10,000	US$10,026
	US Treasury N/B	”	—	—	—	—	10,000	US$9,988	—	—		—		—	10,000	US$9,983
	US Treasury N/B	”	—	—	—	—	10,000	US$10,042	10,000	US$10,046	US$	10,042	US$	4	—	—
	US Treasury N/B	”	—	—	—	—	3,300	US$3,301	3,300	US$3,298	US$	3,301	US$	(3)	—	—
	US Treasury N/B	”	—	—	—	—	10,000	US$10,084	—	—		—		—	10,000	US$10,069
	US Treasury N/B	”	—	—	41,700	US $42,042	—	—	41,700	US$42,042	US$	41,729	US$	313	—	—
	US Treasury N/B	”	—	—	7,000	US $7,079	—	—	7,000	US$7,077	US$	7,078	US$	(1)	—	—
	Wi Treasury N/B	”	—	—	5,250	US $5,212	30,175	US$29,906	35,425	US$35,154	US$	35,101	US$	53	—	—
	Wi Treasury Sec	”	—	—	11,100	US$10,976	—	—	11,100	US$10,941	US$	11,084	US$	(143)	—	—
(Continued)

					Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance (Note 3)
Gain (Loss) or
						Amount		Amount		Amount	Carrying Value	Disposal		Amount
						(Foreign	Shares/Units	(Foreign		(Foreign	(Foreign	(Foreign		(Foreign
		Financial Statement		Nature of	Shares/Units	Currencies in	(In Thousands)	Currencies in	Shares/Units	Currencies in	Currencies in	Currencies in	Shares/Units	Currencies in
Company Name	Marketable Securities Type and Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)	(Note 1)	Thousands)	(In Thousands)	Thousands)	Thousands)	Thousands)	(In Thousands)	Thousands)
Money market fund Ssga Cash Mgmt Global Offshore
		Available-for-sale financial assets	—	—	12,387	US $12,387	77,883	US $77,883	85,349	US$85,349	US $85,349	US$—	4, 921	US$4,921
Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and redemption by the issuer.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investment using equity method.
(Concluded)

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms
TSMC	Fab	January 5, 2011 to February 24, 2011	$260,171	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to March 27, 2011	842,036	By the construction progress	Da Cin Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to March 27, 2011	702,998	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 27, 2011 to February 25, 2011	188,744	By the construction progress	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

Xintec	Fab	February 17, 2011	1,050,000	Based on the agreement	Vertex Precision Electronics Inc.	—	N/A	N/A	N/A	N/A	Pricing report	Manufacturing purpose	None

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
TSMC	TSMC North America	Subsidiary	Sales	$57,007,986	55	Net 30 days after invoice date	—	—	$27,517,143	53
	GUC	Investee with a controlling financial interest	Sales	455,936	—	Net 30 days after monthly closing	—	—	260,981	1
	TSMC China	Subsidiary	Purchases	2,419,959	19	Net 30 days after monthly closing	—	—	(855,485)	6
	WaferTech	Indirect subsidiary	Purchases	1,770,429	14	Net 30 days after monthly closing	—	—	(550,219)	4
	VIS	Investee accounted for using equity method	Purchases	1,325,127	10	Net 30 days after monthly closing	—	—	(953,003)	7
	SSMC	Investee accounted for using equity method	Purchases	955,937	7	Net 30 days after monthly closing	—	—	(395,820)	3

GUC	TSMC North America	Same parent company	Purchases	142,690	21	Net 30 days after invoice date/net 30 days after monthly closing	—	—	(87,469)	14

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	362,314	37	Net 30 days after monthly closing	—	—	211,809	42

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars)

					Overdue		Amounts Received
				Turnover Days			in Subsequent	Allowance for
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Bad Debts
TSMC	TSMC North America	Subsidiary	$27,523,796	42	$7,617	—	$12,065	$ —
	TSMC China	Subsidiary	1,593,520	(Note 2)	277	—	—	—
	GUC	Investee with a controlling financial interest	260,981	42	2	—	92	—
	VIS	Investee accounted for using equity method	153,680	(Note 2)	29	—	35	—

Xintec	OmniVision	Parent company of director (represented for Xintec)	211,809	42	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Investees
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				Original Investment Amount		Balance as of March 31, 2011
										Equity in the
									Net Income	Earnings
				March 31,	December 31,			Carrying	(Losses) of the	(Losses)
				2011	2010			Value	Investee	(Note 1)
				(Foreign	(Foreign			(Foreign	(Foreign	(Foreign
				Currencies in	Currencies in	Shares (In	Percentage of	Currencies in	Currencies in	Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)	Thousands)	Thousands)	Ownership	Thousands)	Thousands)	Thousands)	Note
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$42,523,518	$109,495	$109,495	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	32,779,954	306,970	306,970	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	13,232,288	13,232,288	628,223	38	9,456,221	396,730	50,706	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	7,256,841	986,989	333,604	Investee accounted for using equity method
	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	6,228,661	76,069	20	6,770,069	685,408	57,025	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	4,721,701	541,650	564,819	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,843,416	54,385	54,385	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	3,602,979	3,565,441	—	99	2,672,382	(56,177)	(55,083)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	93,081	41	1,678,379	98,946	33,960	Investee with a controlling financial interest
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,164,288	150,117	52,423	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies	1,166,470	1,166,470	—	98	1,041,270	93,247	91,382	Subsidiary
	TSMC Solar Europe	Amsterdam, the Netherlands	Engaged in investing activities of solar related business	411,032	25,350	—	100	406,305	(10,903)	(10,903)	Subsidiary (Note 3)
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	971,785	971,785	—	99	290,203	(5,106)	(5,080)	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	—	100	192,329	9,088	9,088	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	144,224	1,732	1,732	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	21,093	310	310	Subsidiary (Note 3)
	TSMC Solar NA	Delaware, U.S.A.	Engaged in selling and marketing of solar related products	60,962	60,962	1	100	7,945	(17,694)	(17,694)	Subsidiary (Note 3)
	TSMC Lighting NA	Delaware, U.S.A.	Engaged in selling and marketing of LED related products	3,133	3,133	1	100	2,942	(4)	(4)	Subsidiary (Note 3)

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$0.001	US$0.001	1	100	US$417,397	US$14,140	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$43,000	US$43,000	43,000	49	US$85,259	US$5,973	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$4,088	US$4,088	4,088	97	US$19,707	US$1,241	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$16,532	US$16,532	16,532	97	US$13,253	US$(687)	Note 2	Subsidiary (Note 3)
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$0.001	US$0.001	1	100	US$10,083	US$205	Note 2	Subsidiary (Note 3)
	TSMC Canada	Ontario, Canada	Engineering support activities	US$2,300	US$2,300	2,300	100	US$3,892	US$69	Note 2	Subsidiary (Note 3)
(Continued)

										Equity in the
				Original Investment Amount		Balance as of March 31, 2011			Net Income	Earnings
				March 31,	December 31,			Carrying	(Losses) of the	(Losses)
				2011	2010			Value	Investee	(Note 1)
				(Foreign	(Foreign			(Foreign	(Foreign	(Foreign
			Main Businesses	Currencies in	Currencies in	Shares (In	Percentage of	Currencies in	Currencies in	Currencies in
Investor Company	Investee Company	Location	and Products	Thousands)	Thousands)	Thousands)	Ownership	Thousands)	Thousands)	Thousands)	Note
	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US $800	US $800	5,333	84	US$—	US$(3,956)	Note 2	Investee accounted for using equity method (Note 3)

	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US $1,000	US $1,000	1,000	6	—	US$(3,956)	Note 2	Investee accounted for using equity method (Note 3)

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US $280,000	US $280,000	293,640	100	US $179,027	US $13,815	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US $3,937	US $3,937	11,868	57	US $1,862	US$(342)	Note 2	Subsidiary (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US $1,740	US $1,700	—	100	US $854	US$(31)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	—	—	—	62	—	—	Note 2	Subsidiary (Note 3)
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	—	—	—	31	—	—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US $1,253	US $1,249	800	100	$60,915	$2,291	Note 2	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY 30,000	JPY 30,000	1	100	14,881	307	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US $550	US $550	550	100	8,846	(72)	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR 100	EUR 100	—	100	3,916	(96)	Note 2	Subsidiary (Note 3)

GUC-BVI	GUC-Shanghai	Shanghai, China	Consulting services in main products	US $500	US $500	—	100	7,551	(61)	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	—	—	—	7	—	—	Note 2	Subsidiary (Note 3)

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Engaged in the selling and customer service of solar cell modules and related products	EUR 9,900	EUR 100	1	100	EUR 9,618	EUR (282)	Note 2	Subsidiary (Note 3)
Note 1: Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.
Note 2: The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.
Note 3: Equity in earnings/losses was determined based on the unreviewed financial statements.
(Concluded)

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Investees
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Accumulated			Accumulated
					Outflow of			Outflow of
					Investment from			Investment from				Accumulated
					Taiwan as of			Taiwan as of				Inward
			Total Amount of		January 1, 2011			March 31, 2011		Equity in the	Carrying Value	Remittance of
Investor	Investee	Main Businesses and	Paid-in Capital	Method of	(US$ in	Investment Flows		(US$ in	Percentage of	Earnings	as of	Earnings as of
Company	Company	Products	(Thousand)	Investment	Thousand)	Outflow	Inflow	Thousand)	Ownership	(Losses)	March 31, 2011	March 31, 2011
TSMC	TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB 3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$564,819 (Note 3)	$4,721,701	$—

GUC	GUC-Shanghai	Consulting services in main products	16,160	(Note 2)	16,160	—	—	16,160	100%	(61)	7,551	—
			(US$ 500)		(US$ 500)			(US$ 500)		(Note 4)

Accumulated
Investment in
	Mainland China	Investment Amounts Authorized by
	as of March 31, 2011	Investment Commission, MOEA	Upper Limit on Investment
Investor Company	(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
TSMC	$12,180,367	$12,180,367	$12,180,367
	(US$371,000)	(US$371,000)	(US$371,000)

GUC	16,160	16,160	2,004,316
	(US$ 500)	(US$ 500)	(Note 5)
Note 1: TSMC directly invested US$371,000 thousand in TSMC China.
Note 2: GUC, TSMC’s investee with a controlling financial interest, indirectly invested in GUC-Shanghai through GUC-BVI.
Note 3: Amount was recognized based on the reviewed financial statements.
Note 4: Amount was determined based on the unreviewed financial statements.
Note 5: Subject to 60% of net asset value of GUC according to the revised “Guidelines Governing the Approval of Investment or Technical Cooperation in Mainland China” issued by the Investment Commission.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Three Months Ended March 31, 2011 and 2010 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of income and cash flows for the three months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
April 22, 2011
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2011 AND 2010
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$129,445,000	17	$159,799,703	25
Financial assets at fair value through profit or loss (Notes 2, 5 and 25)	12,283	—	83,280	—
Available-for-sale financial assets (Notes 2, 6 and 25)	28,564,518	4	24,182,017	4
Held-to-maturity financial assets (Notes 2, 7 and 25)	5,388,732	1	7,944,656	1
Receivables from related parties	1,301	—	24,673	—
Notes and accounts receivable	54,283,659	7	47,459,954	8
Allowance for doubtful receivables (Notes 2, 3 and 8)	(503,093)	—	(547,908)	—
Allowance for sales returns and others (Notes 2 and 8)	(6,955,928)	(1)	(7,165,663)	(1)
Other receivables from related parties (Notes 3 and 26)	199,095	—	158,787	—
Other financial assets (Note 27)	1,248,098	—	2,597,698	—
Inventories (Notes 2 and 9)	31,787,239	4	22,694,233	4
Deferred income tax assets (Notes 2 and 20)	5,099,667	1	6,305,602	1
Prepaid expenses and other current assets	1,962,700	—	2,079,007	—

Total current assets	250,533,271	33	265,616,039	42

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 12 and 25)
Investments accounted for using equity method	25,995,552	3	24,246,735	4
Available-for-sale financial assets	1,036,044	—	1,267,029	—
Held-to-maturity financial assets	7,692,591	1	11,114,601	2
Financial assets carried at cost	4,209,597	1	3,134,539	1

Total long-term investments	38,933,784	5	39,762,904	7

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13, 26 and 27)
Cost
Land and land improvements	1,519,805	—	928,605	—
Buildings	161,757,008	21	143,535,804	23
Machinery and equipment	979,510,419	131	818,778,607	131
Office equipment	15,531,932	2	14,243,723	2
Leased assets	684,775	—	709,705	—

	1,159,003,939	154	978,196,444	156

Accumulated depreciation	(795,326,356)	(106)	(713,352,491)	(114)
Advance payments and construction in progress	72,911,797	10	34,785,266	6

Net property, plant and equipment	436,589,380	58	299,629,219	48

INTANGIBLE ASSETS
Goodwill (Note 2)	5,582,287	1	5,902,572	1
Deferred charges, net (Notes 2 and 14)	5,628,037	1	6,290,817	1

Total intangible assets	11,210,324	2	12,193,389	2

OTHER ASSETS
Deferred income tax assets (Notes 2 and 20)	6,599,175	1	6,770,699	1
Refundable deposits	4,831,356	1	2,563,884	—
Others (Notes 2 and 27)	1,428,676	—	293,004	—

Total other assets	12,859,207	2	9,627,587	1

TOTAL	$750,125,966	100	$626,829,138	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 15)	$34,176,368	5	$318,242	—
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 25)	48,850	—	11,810	—
Hedging derivative financial liabilities (Notes 2, 11 and 25)	676	—	238	—
Accounts payable	11,923,131	2	10,511,246	2
Payables to related parties (Note 26)	1,427,800	—	1,114,589	—
Income tax payable (Notes 2 and 20)	9,844,973	1	11,057,936	2
Accrued profit sharing to employees and bonus to directors and supervisors (Notes 2 and 22)	13,586,113	2	9,128,889	1
Payables to contractors and equipment suppliers	33,906,105	4	28,784,713	4
Accrued expenses and other current liabilities (Notes 18, 25 and 29)	17,602,638	2	16,302,457	3
Current portion of bonds payable and long-term bank loans (Notes 16, 17, 25 and 27)	4,740,759	1	944,736	—

Total current liabilities	127,257,413	17	78,174,856	12

LONG-TERM LIABILITIES
Bonds payable (Notes 16 and 25)	—	—	4,500,000	1
Long-term bank loans (Notes 17, 25 and 27)	1,040,562	—	517,781	—
Other long-term payables (Notes 18, 25 and 29)	3,849,674	1	5,565,465	1
Obligations under capital leases (Notes 2, 13, and 25)	678,403	—	702,826	—

Total long-term liabilities	5,568,639	1	11,286,072	2

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 19)	3,817,717	—	3,797,319	1
Guarantee deposits (Note 29)	714,643	—	932,370	—
Deferred credits	120,686	—	157,610	—
Others	254,909	—	176,209	—

Total other liabilities	4,907,955	—	5,063,508	1

Total liabilities	137,734,007	18	94,524,436	15

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — NT$10 par value (Note 22)
Authorized: 28,050,000 thousand shares
Issued: 25,914,193 thousand shares in 2011 25,903,769 thousand shares in 2010	259,141,933	35	259,037,692	41

Capital surplus (Notes 2 and 22)	55,781,482	7	55,530,845	9

Retained earnings (Note 22)
Appropriated as legal capital reserve	86,239,494	11	77,317,710	12
Appropriated as special capital reserve	1,313,047	—	—	—
Unappropriated earnings	214,504,803	29	138,228,089	22

	302,057,344	40	215,545,799	34

Others (Notes 2, 11 and 25)	(9,351,749)	(1)	(2,378,010)	—
Cumulative translation adjustments	44,873	—	401,390	—

Unrealized gain on financial instruments	(9,306,876)	(1)	(1,976,620)	—

Equity attributable to shareholders of the parent	607,673,883	81	528,137,716	84

MINORITY INTERESTS (Note 2)	4,718,076	1	4,166,986	1

Total shareholders’ equity	612,391,959	82	532,304,702	85

TOTAL	$750,125,966	100	$626,829,138	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 26)	$106,835,757		$95,020,306

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	1,458,262		2,833,620

NET SALES	105,377,495	100	92,186,686	100

COST OF SALES (Notes 9, 21 and 26)	53,706,783	51	48,001,195	52

GROSS PROFIT	51,670,712	49	44,185,491	48

OPERATING EXPENSES (Notes 21 and 26)
Research and development	7,963,628	8	6,409,840	7
General and administrative	3,342,828	3	2,471,979	3
Marketing	1,201,276	1	1,176,010	1

Total operating expenses	12,507,732	12	10,057,829	11

INCOME FROM OPERATIONS	39,162,980	37	34,127,662	37

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	520,109	1	177,080	—
Foreign exchange gain, net (Note 2)	403,081	1	—	—
Interest income	373,284	—	403,215	1
Gain on settlement and disposal of financial assets, net (Notes 2 and 25)	124,926	—	22,016	—
Technical service income (Notes 26 and 29)	114,949	—	116,834	—
Gain on disposal of property, plant and equipment (Note 2)	96,311	—	56,344	—
Settlement income (Note 29)	—	—	637,580	1
Valuation gain on financial instruments, net (Notes 2, 5 and 25)	—	—	304,829	—
Others (Note 2)	200,121	—	113,696	—

Total non-operating income and gains	1,832,781	2	1,831,594	2

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net (Notes 2, 5 and 25)	282,237	1	—	—
Loss on disposal of property, plant and equipment (Note 2)	145,476	—	196	—
Interest expense	119,922	—	87,446	—
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
Impairment of financial assets (Notes 2, 12 and 25)	$58,537	—	$8,709	—
Foreign exchange loss, net (Note 2)	—	—	286,919	1
Casualty loss (Note 9)	—	—	194,137	—
Others (Note 2)	77,147	—	79,073	—

Total non-operating expenses and losses	683,319	1	656,480	1

INCOME BEFORE INCOME TAX	40,312,442	38	35,302,776	38

INCOME TAX EXPENSE (Notes 2 and 20)	3,885,350	3	1,477,461	1

NET INCOME	$36,427,092	35	$33,825,315	37

ATTRIBUTABLE TO:
Shareholders of the parent	$36,277,773	35	$33,663,117	37
Minority interests	149,319	—	162,198	—

	$36,427,092	35	$33,825,315	37

	2011		2010
	Income Attributable to		Income Attributable to
	Shareholders of the Parent		Shareholders of the Parent
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
EARNINGS PER SHARE (NT$, Note 24)
Basic earnings per share	$1.55	$1.40	$1.36	$1.30

Diluted earnings per share	$1.55	$1.40	$1.36	$1.30

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$36,277,773	$33,663,117
Net income attributable to minority interests	149,319	162,198
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,816,388	21,002,670
Amortization of premium/discount of financial assets	7,797	7,828
Impairment of financial assets	58,537	8,709
Gain on disposal of available-for-sale financial assets, net	(111,511)	(10,114)
Gain on disposal of financial assets carried at cost, net	(13,415)	(11,902)
Equity in earnings of equity method investees, net	(520,109)	(177,080)
Loss (gain) on disposal of property, plant and equipment, net	49,165	(56,148)
Deferred income tax	1,037,018	(717,689)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	24,451	114,586
Receivables from related parties	1,421	(12,149)
Notes and accounts receivable	(3,253,774)	(2,822,312)
Allowance for doubtful receivables	(936)	4,583
Allowance for sales returns and others	(590,336)	(1,558,818)
Other receivables from related parties	(74,509)	(37,495)
Other financial assets	(39,472)	(61,077)
Inventories	(3,381,255)	(1,780,482)
Prepaid expenses and other current assets	74,947	(796,236)
Increase (decrease) in:
Accounts payable	(1,476,564)	(700,830)
Payables to related parties	560,715	331,582
Income tax payable	2,660,276	2,257,687
Accrued profit sharing to employees and bonus to directors and supervisors	2,489,966	2,310,546
Accrued expenses and other current liabilities	(2,267,326)	(5,059,113)
Accrued pension cost	5,366	287
Deferred credits	(5,853)	(28,079)

Net cash provided by operating activities	56,478,079	46,034,269

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(81,262,394)	(46,135,779)
Available-for-sale financial assets	(13,865,070)	(24,259,847)
Held-to-maturity financial assets	—	(1,597,750)
Investments accounted for using equity method	—	(6,228,661)
Financial assets carried at cost	(1,670)	(111,409)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2011	2010
Proceeds from disposal or redemption of:
Property, plant and equipment	$381,310	$35,632
Available-for-sale financial assets	13,459,391	14,219,695
Held-to-maturity financial assets	—	8,000,000
Financial assets carried at cost	63,254	25,800
Increase in deferred charges	(188,183)	(383,034)
Decrease in refundable deposits	3,846,614	169,259
Increase in other assets	(5,992)	(23,080)

Net cash used in investing activities	(77,572,740)	(56,289,174)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	2,962,424	318,242
Proceed from long-term bank loans	800,000	—
Repayment of long-term bank loans	(61,943)	(60,932)
Decrease in other long-term payables	—	(1,112,323)
Decrease in guarantee deposits	(74,455)	(89,653)
Proceeds from donation	—	49,021
Proceeds from exercise of employee stock options	127,288	36,791
Increase in minority interests	15,840	15,187

Net cash provided by (used in) financing activities	3,769,154	(843,667)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(17,325,507)	(11,098,572)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,116,448)	(378,066)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	147,886,955	171,276,341

CASH AND CASH EQUIVALENTS, END OF PERIOD	$129,445,000	$159,799,703

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$221,837	$184,499

Income tax paid	$218,178	$17,732

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$73,205,035	$46,449,760
Increase in other liabilities	—	(24,540)
Decrease (increase) in payables to contractors and equipment suppliers	8,058,230	(166,640)
Nonmonetary exchange trade-out price	(871)	(122,801)

Cash paid	$81,262,394	$46,135,779

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2011	2010
Disposal of property, plant and equipment	$382,181	$158,433
Nonmonetary exchange trade-out price	(871)	(122,801)

Cash received	$381,310	$35,632

Acquisition of available-for-sale financial assets	$13,989,666	$24,799,258
Increase in accrued expenses and other current liabilities	(124,596)	(539,411)

Cash paid	$13,865,070	$24,259,847

Disposal of available-for-sale financial assets	$13,646,465	$14,906,329
Increase in other financial assets	(187,074)	(686,634)

Cash received	$13,459,391	$14,219,695

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$4,500,000	$—

Current portion of long-term bank loans	$240,759	$944,736

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$4,134,622	$2,837,536

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. Beginning in 2010, TSMC also engages in the researching, developing, designing, manufacturing and selling of LED lighting devices and related applications products and systems, and renewable energy and efficiency related technologies and products. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of March 31, 2011 and 2010, TSMC and its subsidiaries had 35,665 and 27,960 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership
		March 31
Name of Investor	Name of Investee	2011	2010	Remark
TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	99%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	35%	35%	TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	Xintec Inc. (Xintec)	41%	41%	TSMC obtained three out of five director positions and has a controlling interest in Xintec.
	TSMC Solar North America, Inc. (TSMC Solar NA)	100%	—	Established in September 2010
	TSMC Lighting North America, Inc. (TSMC Lighting NA)	100%	—	Established in September 2010
	TSMC Solar Europe B.V. (TSMC Solar Europe)	100%	—	Established in September 2010

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	100%	100%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	57%	59%	—
	Growth Fund Limited (Growth Fund)	100%	100%	—

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	—

GUC	Global Unichip Corp.-NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	100%	100%	—
	Global Unichip (BVI) Corp. (GUC-BVI)	100%	100%	—

GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	100%	100%	Established in January 2010

TSMC Solar Europe	TSMC Solar Europe GmbH	100%	—	Established in December 2010

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of March 31, 2011:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, GUC-Europe, and GUC-Shanghai are engaged in providing products consulting in North America, Japan, Europe, and China, respectively. GUC-BVI is engaged in investing activities. Xintec is engaged in the provision of wafer packaging service. TSMC Solar NA is engaged in selling and marketing of solar related products. TSMC Lighting NA is engaged in selling and marketing of LED related products. TSMC Solar Europe is engaged in investing activities of solar related business. TSMC Solar Europe GmbH is engaged in the selling and customer service of solar cell modules and related products. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.
The Company is also considering the formation of another two wholly-owned subsidiaries for solar and solid state lighting businesses as part of the strategic planning.
TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”
Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.
Use of Estimates
The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents
Repurchase agreements collateralized by government bonds, corporate bonds, agency bonds, treasury bills and commercial papers acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value due to their short term nature.
Financial Assets/Liabilities at Fair Value Through Profit or Loss
Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
Hedging Derivative Financial Instruments
Hedge derivatives are mainly derivatives instruments that are for cash flow hedge purposes and determined to be an effective hedge. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity. The amount recognized in shareholders’ equity is recognized in profit or loss in the same period or period during which the hedged forecast transaction or an asset or liability arising from the hedged forecast transaction affects profit or loss. However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.
Available-for-sale Financial Assets
Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
Fair value is determined as follows: Open-end mutual funds and money market funds — net asset values at the end of the period; publicly traded stocks — closing prices at the end of the period; and other debt securities — average of bid and asked prices at the end of the period.
Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.
Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets
Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.
If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.
TSMC’s provision was originally set at 1% of the amount of outstanding receivables. On January 1, 2011, the Company adopted the third revision of Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement.” One of the main revisions is that the impairment of receivables originated by the Company is subject to the provisions of SFAS No. 34. Companies are required to evaluate for indication of impairment of accounts receivable based on an individual and collective basis at the end of each reporting period. When objective evidence indicates that the estimated future cash flow of accounts receivable decreases as a result of one or more events that occurred after the initial recognition of the accounts receivable, such accounts receivable are deemed to be impaired.
Because of the Company’s short average collection period, the amount of the impairment loss recognized is the difference between the carrying amount of accounts receivable and estimated future cash flows without considering the discounting effect. Changes in the carrying amount of the allowance account are recognized as bad debt in loss which is recorded in the operating expenses — general and administrative. When accounts receivable are considered uncollectable, the amount is written off against the allowance account.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and other allowances are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
Inventories
Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.
Investments Accounted for Using Equity Method
Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.
When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.
Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.
Financial Assets Carried at Cost
Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.
The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.
Property, Plant and Equipment and Assets Leased to Others
Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 5 years; office equipment — 3 to 15 years; and leased assets — 20 years.
Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.
Intangible Assets
Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually, or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.
Deferred charges consist of technology license fees, software and system design costs and patent and others. The amounts are amortized over the following periods: Technology license fees — the estimated life of the technology or the term of the technology transfer contract; software and system design costs — 2 to 5 years; patent and others — the economic life or contract period. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.
Pension Costs
For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.
Income Tax
The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from purchases of machinery and equipment, research and development expenditures and personnel training expenditures are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.
Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation
Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.
Foreign-currency Transactions
Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.
At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.
Translation of Foreign-currency Financial Statements
The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at period-end; shareholders’ equity — historical rates; income and expenses — average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.
3. ACCOUNTING CHANGES
On January 1, 2011, the Company prospectively adopted the newly revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement.” The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations. This accounting change did not have a significant effect on the Company’s consolidated financial statements as of and for the period ended March 31, 2011.
On January 1, 2011, the Company adopted the newly issued SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. This statement supersedes SFAS No. 20, “Segment Reporting.” The Company conformed to the disclosure requirements as of and for the period ended March 31, 2011. The information for the period ended March 31, 2010 has been recast to reflect the new segment reporting requirement.

4. CASH AND CASH EQUIVALENTS

	March 31
	2011	2010
Cash and deposits in banks	$127,349,258	$157,826,361
Repurchase agreements collateralized by government bonds	1,627,216	1,241,551
Corporate bonds	383,092	159,077
Agency bonds	85,434	—
Treasury bills	—	540,900
Commercial papers	—	31,814

	$129,445,000	$159,799,703

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2011	2010
Trading financial assets

Forward exchange contracts	$12,283	$3,974
Cross currency swap contracts	—	79,306

	$12,283	$83,280

Trading financial liabilities

Forward exchange contracts	$48,850	$2,040
Cross currency swap contracts	—	9,770

	$48,850	$11,810

The Company entered into derivative contracts during the three months ended March 31, 2011 and 2010 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.
Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
March 31, 2011
Sell NT$/Buy JPY	April 2011	NT$1,173,256/JPY3,268,300
Sell NT$/Buy EUR	April 2011	NT$83,800/EUR2,000
Sell EUR/Buy NT$	April 2011	EUR59,550/NT$2,494,130
Sell NT$/Buy US$	April 2011	NT$53,267/US$1,800
Sell RMB/Buy US$	April 2011 to June 2011	RMB925,865/US$140,500
Sell US$/Buy JPY	April 2011	US$1,531/JPY124,092
Sell US$/Buy NT$	April 2011 to May 2011	US$9,000/NT$265,008
(Continued)

Contract Amount
	Maturity Date	(In Thousands)
March 31, 2010
Sell EUR/Buy NT$	April 2010	EUR7,500/NT$323,205
Sell EUR/Buy US$	April 2010	EUR4,500/US$5,998
Sell US$/Buy RMB	April 2010	US$1,000/RMB6,827
Sell US$/Buy NT$	April 2010 to May 2010	US$	13,750/NT$438,590
(Concluded)
Outstanding cross currency swap contracts consisted of the following:

			Range of	Range of
	Contract Amount		Interest Rates	Interest Rates
Maturity Date	(In Thousands)		Paid	Received
March 31, 2010

April 2010 to May 2010	US$	930,000/NT$29,662,580	0.21%-0.45%	0.00%-0.09%
For the three months ended March 31, 2011 and 2010, changes in fair value related to derivative financial instruments recognized in earnings was a net loss of NT$282,237 thousand and a net gain of NT$304,829 thousand, respectively.
6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2011	2010
Corporate bonds	$16,650,404	$13,026,082
Agency bonds	6,931,552	7,557,888
Publicly traded stocks	4,567,080	478,293
Government bonds	916,160	4,047,337
Open-end mutual funds	390,351	170,090
Money market funds	145,015	86,827
Corporate issued notes	—	82,529

	29,600,562	25,449,046
Current portion	(28,564,518)	(24,182,017)

	$1,036,044	$1,267,029

7. HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2011	2010
Corporate bonds	$12,639,303	$16,683,171
Government bonds	442,020	1,376,086
Structured time deposits	—	1,000,000

	13,081,323	19,059,257
Current portion	(5,388,732)	(7,944,656)

	$7,692,591	$11,114,601

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
March 31, 2010
Callable domestic deposits	$1,000,000	$809	0.36%	July 2010

8. ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
     Movements of the allowance for doubtful receivables were as follows:

	Three Months Ended March 31
	2011	2010
Balance, beginning of period	$504,029	$543,325
Provision (reversal)	(936)	4,583

Balance, end of period	$503,093	$547,908

Movements of the allowance for sales returns and others were as follows:

	Three Months Ended March 31
	2011	2010
Balance, beginning of period	$7,546,264	$8,724,481
Provision	1,458,262	2,833,620
Write-off	(2,048,598)	(4,392,438)

Balance, end of period	$6,955,928	$7,165,663

9. INVENTORIES

	March 31
	2011	2010
Finished goods	$7,600,064	$2,278,534
Work in process	19,320,917	17,265,051
Raw materials	2,853,159	1,708,680
Supplies and spare parts	2,013,099	1,441,968

	$31,787,239	$22,694,233

Write-downs of inventories to net realizable value in the amount of NT$672,567 thousand and NT$201,653 thousand, respectively, were included in the cost of sales for the three months ended March 31, 2011 and 2010. Inventory losses related to earthquake damage in the amount of NT$194,137 thousand were classified under non-operating expenses and losses for the three months ended March 31, 2010.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2011		2010
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Common stock
Vanguard International Semiconductor Corporation (VIS)	$9,456,221	38	$9,359,350	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	7,256,841	39	6,308,810	39
Motech Industries Inc. (Motech)	6,770,069	20	6,210,916	20
VisEra Holding Company (VisEra Holding)	2,512,421	49	2,305,135	49
Mcube Inc. (Mcube)	—	84	16,817	70
Aiconn Technology Corporation (Aiconn)	—	—	15,508	42
Preferred stock
Mcube	—	6	30,199	10

	$25,995,552		$24,246,735

The Company originally owned 43% of Aiconn, which was merged with Accton Wireless Broadband Corp. (Accton) in March 2011. As a result of the merger, the Company’s equity investment in Aiconn was exchanged for equity of Accton and the Company did not exercise significant influence over Accton. Therefore, the aforementioned investment was reclassified to financial assets carried at cost.
In February 2010, the Company subscribed to 75,316 thousand shares of Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited according to the related regulations.
For the three months ended March 31, 2011 and 2010, equity in earnings/losses of equity method investees was a net gain of NT$520,109 thousand and NT$177,080 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the reviewed financial statements, except for Aiconn and Mcube. The Company believes that, had the aforementioned equity method investees’ financial statements been reviewed, any adjustments arising would have had no material effect on the Company’s consolidated financial statements.
As of March 31, 2011 and 2010, the quoted market price of publicly traded stocks in unrestricted investments accounted for using the equity method (VIS) was NT$8,795,129 thousand and NT$10,240,043 thousand, respectively.
Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Three Months Ended March 31
	2011	2010
Balance, beginning of period	$2,491,891	$1,391,500
Additions	—	2,055,660
Deductions	(244,977)	(212,358)

Balance, end of period	$2,246,914	$3,234,802

     Movements of the difference allocated to goodwill were as follows:

	Three Months Ended March 31
	2011	2010
Balance, beginning of period	$1,415,565	$1,061,885
Additions	—	353,680

Balance, end of period	$1,415,565	$1,415,565

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	March 31
	2011	2010
Hedging derivative financial liabilities

Interest rate swap contract	$676	$238

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. The outstanding interest rate swap contract consisted of the following:

Contract Amount		Range of	Range of Interest
(In Thousands)	Maturity Date	Interest Rates Paid	Rates Received
March 31, 2011

NT$116,000	August 31, 2012	1.38%	0.66%-0.68%

March 31, 2010

NT$140,000	August 31, 2012	1.38%	0.55%-0.57%
For the three months ended March 31, 2011 and 2010, the adjustment to shareholders’ equity amounted to NT$676 thousand and NT$238 thousand, respectively; and the amount removed from shareholders’ equity and recognized as a loss from the above interest rate swap contract amounted to NT$226 thousand and nil, respectively.

12.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2011	2010
Non-publicly traded stocks	$4,050,346	$2,975,288
Mutual funds	159,251	159,251

	$4,209,597	$3,134,539

In June 2010, the Company invested in Stion Corporation (Stion, a United States corporation) for US$50,000 thousand and obtained Stion’s preferred stock of 7,347 thousand shares with 23.4% of ownership. Stion is engaged in the manufacturing of high-efficiency thin-film solar photovoltaic modules. Due to certain restrictions contained in the investment agreements, the Company does not have the ability to exert significant influence over Stion’s operating and financial policies. Therefore, the investment was classified under financial assets carried at cost.

The common stock of Capella Microsystems (Taiwan), Inc. and Integrated Memory Logic Limited was listed on the Taiwan GreTai Securities Market and Taiwan Stock Exchange in June 2010 and May 2010, respectively. Thus, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

For the three months ended March 31, 2011 and 2010, the Company recognized impairment on financial assets carried at cost of NT$58,537 thousand and NT$8,709 thousand, respectively.

13.	PROPERTY, PLANT AND EQUIPMENT

	Three Months Ended March 31, 2011
	Balance,				Effect of
	Beginning of	Additions			Exchange Rate	Balance,
	Period	(Deductions)	Disposals	Reclassification	Changes	End of Period
Cost
Land and land improvements	$891,197	$652,011	$—	$—	$(23,403)	$1,519,805
Buildings	145,966,024	16,229,827	(9,707)	—	(429,136)	161,757,008
Machinery and equipment	913,155,252	68,138,372	(248,904)	—	(1,534,301)	979,510,419
Office equipment	14,856,582	875,855	(145,803)	—	(54,702)	15,531,932
Leased asset	701,552	—	—	—	(16,777)	684,775

	1,075,570,607	$85,896,065	$(404,414)	$—	$(2,058,319)	1,159,003,939

Accumulated depreciation
Land and land improvements	328,792	$6,682	$—	$—	$(9,706)	325,768
Buildings	90,472,703	2,392,872	(9,707)	—	(238,029)	92,617,839
Machinery and equipment	671,268,636	21,494,836	(247,266)	—	(1,478,448)	691,037,758
Office equipment	10,957,676	327,377	(145,786)	—	(47,085)	11,092,182
Leased asset	250,350	8,376	—	—	(5,917)	252,809

	773,278,157	$24,230,143	$(402,759)	$—	$(1,779,185)	795,326,356

Advance payments and construction in progress	86,151,573	$(12,691,030)	$(429,691)	$(199)	$(118,856)	72,911,797

	$388,444,023					$436,589,380

	Three Months Ended March 31, 2010
	Balance,				Effect of
	Beginning of				Exchange Rate	Balance,
	Period	Additions	Disposals	Reclassification	Changes	End of Period
Cost
Land and land improvements	$934,090	$—	$—	$—	$(5,485)	$928,605
Buildings	142,294,558	1,351,012	—	4,422	(114,188)	143,535,804
Machinery and equipment	775,653,489	43,807,043	(352,530)	40,643	(370,038)	818,778,607
Office equipment	13,667,747	560,945	(22,804)	52,685	(14,850)	14,243,723
Leased asset	714,424	—	—	—	(4,719)	709,705

	933,264,308	$45,719,000	$(375,334)	$97,750	$(509,280)	978,196,444

Accumulated depreciation
Land and land improvements	317,580	$7,283	$—	$—	$(2,123)	322,740
Buildings	81,821,718	2,366,466	—	—	(55,562)	84,132,622
Machinery and equipment	600,795,474	17,787,671	(352,334)	443	(394,503)	617,836,751
Office equipment	10,589,349	280,027	(22,782)	(443)	(12,862)	10,833,289
Leased asset	219,765	8,811	—	—	(1,487)	227,089

	693,743,886	$20,450,258	$(375,116)	$—	$(466,537)	713,352,491

Advance payments and construction in progress	34,154,365	$730,760	$—	$(97,750)	$(2,109)	34,785,266

	$273,674,787					$299,629,219

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to December 2013. The future minimum lease payments as of March 31, 2011 were NT$754,723 thousand.

14.	DEFERRED CHARGES, NET

	Three Months Ended March 31, 2011
	Balance,				Effect of
	Beginning of				Exchange	Balance, End
	Period	Additions	Amortization	Reclassification	Rate Changes	of Period
Technology license fee	$2,455,348	$—	$(185,338)	$—	$(108)	$2,269,902
Software and system design costs	2,333,271	38,065	(291,150)	199	(151)	2,080,234
Patent and others	1,238,466	150,118	(108,322)	—	(2,361)	1,277,901

	$6,027,085	$188,183	$(584,810)	$199	$(2,620)	$5,628,037

	Three Months Ended March 31, 2010
	Balance,				Effect of
	Beginning of				Exchange	Balance, End
	Period	Additions	Amortization	Reclassification	Rate Changes	of Period
Technology license fee	$3,230,624	$—	$(214,183)	$—	$910	$3,017,351
Software and system design costs	1,834,528	377,852	(240,858)	—	(28)	1,971,494
Patent and others	1,393,402	5,182	(95,936)	—	(676)	1,301,972

	$6,458,554	$383,034	$(550,977)	$—	$206	$6,290,817

15.	SHORT-TERM LOANS

	March 31
	2011	2010
Unsecured loans:
US$1,086,000 thousand and EUR52,000 thousand, due in April 2011, and annual interest at 0.40%-0.87% ; US$10,000 thousand, due in April 2010, and annual interest at 1.07%	$34,176,368	$318,242
16.	BONDS PAYABLE

	March 31
	2011	2010
Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2012, 3.00%interest payable annually	$4,500,000	$4,500,000
Current portion	(4,500,000)	—

	$—	$4,500,000

17.	LONG-TERM BANK LOANS

	March 31
	2011	2010
Unsecured loans:
Repayable in full in one lump sum payment in March 2013, annual interest at 1.02%-1.04%	$500,000	$—
Repayable from September 2012 in 6 installments before March 31, 2015, annual interest at 1.14%	300,000	—
Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.69%-1.30% in 2011 and 0.66%-1.11% in 2010	481,321	727,157
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 0.83%	—	636,485
Repayable from December 2007 in 8 semi-annual installments, fully repaid in June 2010, annual interest at 1.10% in 2010	—	98,875

	1,281,321	1,462,517
Current portion	(240,759)	(944,736)

	$1,040,562	$517,781

Pursuant to the loan agreements, financial ratios calculated based on semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants.

As of March 31, 2011, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount
2011 (2nd to 4th quarter)	$180,569
2012	290,759
2013	659,993
2014	100,000
2015	50,000

$1,281,321

18.	OTHER LONG-TERM PAYABLES

	March 31
	2011	2010
Payables for acquisition of property, plant and equipment (Note 29g)	$6,942,466	$7,192,395
Payables for royalties	1,041,830	1,210,606

	7,984,296	8,403,001
Current portion (classified under accrued expenses and other current liabilities)	(4,134,622)	(2,837,536)

	$3,849,674	$5,565,465

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of March 31, 2011, future payments for other long-term payables were as follows:

Year of Payment	Amount
2011 (2nd to 4th quarter)	$1,584,531
2012	3,110,868
2013	3,288,897

$7,984,296

19.	PENSION PLANS

The pension mechanism under the Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC Xintec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe, TSMC Canada, TSMC Solar NA and TSMC Solar Europe GmbH are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$323,975 thousand and NT$228,158 thousand for the three months ended March 31, 2011 and 2010, respectively.

TSMC, GUC and Xintec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the name of the committees in the Bank of Taiwan. The Company recognized pension costs of NT$76,010 thousand and NT$59,683 thousand for the three months ended March 31, 2011 and 2010, respectively.

Movements in the Funds and accrued pension cost under the defined benefit plans were summarized as follows:

	Three Months Ended March 31
	2011	2010
The Funds
Balance, beginning of period	$2,888,852	$2,644,988
Contributions	72,122	69,292
Interest	27,246	41,105
Payments	(3,495)	—

Balance, end of period	$2,984,725	$2,755,385

Accrued pension cost
Balance, beginning of period	$3,812,351	$3,797,032
Accruals	5,366	287

Balance, end of period	$3,817,717	$3,797,319

20.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at the statutory rates and income tax currently payable was as follows:

	Three Months Ended March 31
	2011	2010
Income tax expense based on “income before income tax” at statutory rates	$7,186,305	$7,338,355
Tax effect of the following:
Tax-exempt income	(3,634,868)	(3,999,921)
Temporary and permanent differences	(565,085)	(93,665)
Net operating loss carryforwards used	(118,323)	(81,389)
Income tax credits used	(12,061)	(1,604,378)

Income tax currently payable	$2,855,968	$1,559,002

b.	Income tax expense consisted of the following:

	Three Months Ended March 31
	2011	2010
Income tax currently payable	$2,855,968	$1,559,002
Income tax adjustments on prior years	2,669	647,144
Other income tax adjustments	23,669	(9,164)
Net change in deferred income tax assets
Investment tax credits	(484,374)	(1,039,371)
Net operating loss carryforwards	116,494	84,051
Temporary differences	101,136	(562,476)
Valuation allowance	1,269,788	798,275

Income tax expense	$3,885,350	$1,477,461

c.	Net deferred income tax assets consisted of the following:

	March 31
	2011	2010
Current deferred income tax assets
Investment tax credits	$4,257,923	$5,265,061
Temporary differences
Allowance for sales returns and others	597,393	739,785
Unrealized gain/loss on financial instruments	62,060	—
Others	332,930	446,489
Valuation allowances	(150,639)	(145,733)

	$5,099,667	$6,305,602

Noncurrent deferred income tax assets
Investment tax credits	$18,844,684	$11,263,026
Net operating loss carryforwards	2,537,753	3,331,918
Temporary differences
Depreciation	2,087,167	2,521,058
Others	574,518	530,685
Valuation allowance	(17,444,947)	(10,875,988)

	$6,599,175	$6,770,699

Effective in June 2010, the Article 5 of the Income Tax Law of the Republic of China was amended, in which the income tax rate of profit-seeking enterprises would be reduced from 20% to 17%. The last amended income tax rate of 17% is retroactively applied on January 1, 2010. TSMC and its domestic subsidiaries which are subject to the Income Tax Law of the Republic of China recalculated their deferred tax assets in accordance with the new amended Article and adjusted the resulting difference as an income tax expense in 2010. Furthermore, due to the reduced corporate income tax rate, the Company anticipated a decrease in future tax credits allowed for deduction, therefore resulting in higher adjustment to the valuation allowance balance.

Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the period in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that period. This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

As of March 31, 2010, the net operating loss carryforwards generated by WaferTech, TSMC Development and Mutual-Pak would expire on various dates through 2026.

d.	Integrated income tax information:

The balance of the imputation credit account of TSMC as of March 31, 2011 and 2010 was NT$1,669,533 thousand and NT$369,265 thousand, respectively.

The estimated and actual creditable ratios for distribution of TSMC’s earnings of 2010 and 2009 were 4.70% and 9.85%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of March 31, 2011, investment tax credits of TSMC, GUC, Xintec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$67,436	$66,600	2011
		2,519,887	2,519,887	2012
		6,040,347	6,040,347	2013
		6,378,194	6,378,194	2014

		$15,005,864	$15,005,028

Statute for Upgrading Industries	Research and development expenditures	$114,431	$103,508	2011
		2,921,041	2,921,041	2012
		4,523,367	4,523,367	2013

		$7,558,839	$7,547,916

(Continued)

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading Industries	Personnel training expenditures	$788	$486	2011
		32,286	32,286	2012
		17,795	17,795	2013

		$50,869	$50,567

Statute for Industrial Innovation	Research and development expenditures	$499,096	$499,096	2011

				(Concluded)
g.	The profits generated from the following projects of TSMC, GUC and Xintec are exempt from income tax for a five-year period:

Tax-Exemption Period
Construction and expansion of 2003 by TSMC	2007 to 2011
Construction and expansion of 2004 by TSMC	2008 to 2012
Construction and expansion of 2005 by TSMC	2010 to 2014
Construction and expansion of 2003 by GUC	2007 to 2011
Construction and expansion of 2005 and 2006 by GUC	2013 to 2017
Construction and expansion of 2003 by Xintec	2007 to 2011
Construction and expansion of 2002, 2003 and 2006 by Xintec	2010 to 2014
h.	The tax authorities have examined income tax returns of TSMC through 2007. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.
21.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Three Months Ended March 31, 2011
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$6,891,851	$5,199,990	$12,091,841
Labor and health insurance	330,938	222,319	553,257
Pension	245,467	154,518	399,985
Meal	181,445	70,146	251,591
Welfare	177,414	65,708	243,122
Others	24,039	75,221	99,260

	$7,851,154	$5,787,902	$13,639,056

Depreciation	$22,615,937	$1,610,410	$24,226,347

Amortization	$342,059	$242,751	$584,810

	Three Months Ended March 31, 2010
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$5,731,160	$4,706,686	$10,437,846
Labor and health insurance	199,239	166,519	365,758
Pension	169,499	118,342	287,841
Meal	131,445	56,286	187,731
Welfare	150,950	62,137	213,087
Others	23,797	72,265	96,062

	$6,406,090	$5,182,235	$11,588,325

Depreciation	$19,218,310	$1,225,382	$20,443,692

Amortization	$334,090	$216,887	$550,977

22.	SHAREHOLDERS’ EQUITY

As of March 31, 2011, 1,096,414 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,482,071 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. In addition, the capital surplus from long-term investment may not be used for any purpose.

Capital surplus consisted of the following:

	March 31
	2011	2010
Additional paid-in capital	$23,715,050	$23,483,970
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	367,797	348,240
Donations	55	55

	$55,781,482	$55,530,845

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$2,443,687 thousand and NT$2,272,790 thousand for the three months ended March 31, 2011 and 2010, respectively. Bonuses to directors were accrued based on estimated amount of payment. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2010 and 2009 had been approved in the TSMC’s Board of Directors’ meeting held on February 15, 2011 and a shareholders’ meeting held on June 15, 2010, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2010	Year 2009	Year 2010	Year 2009
Legal capital reserve	$16,160,501	$8,921,784
Special capital reserve	5,120,827	1,313,047
Cash dividends to shareholders	77,730,236	77,708,120	$3.00	$3.00

	$99,011,564	$87,942,951

TSMC’s profit sharing to employees and bonus to directors that will be paid in cash in the amounts of NT$10,908,338 thousand and NT$51,131 thousand for the year ended December 31, 2010, respectively, were resolved in the meeting of the Board of Directors held on February 15, 2011. Such amounts were not different from the amounts that have been charged against earnings for the year ended December 31, 2010.

The 2010 earnings appropriations related to profit sharing to employees and bonus to directors will be resolved by the shareholders. TSMC’s annual shareholders’ meeting is scheduled for June 9, 2011.

TSMC’s profit sharing to employees to be paid in cash and bonus to directors in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for 2009, respectively, had been approved in the shareholders’ meeting held on June 15, 2010. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 9, 2010 and same amount had been charged against earnings of 2009.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

23.	STOCK-BASED COMPENSATION PLANS

TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercised. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of March 31, 2011.

Information about TSMC’s outstanding options for the three months ended March 31, 2011 and 2010 was as follows:

		Weighted-
	Number of	average
	Options	Exercise price
	(In Thousands)	(NT$)
Three months ended March 31, 2011

Balance, beginning of period	21,437	$32.3
Options exercised	(4,115)	30.9

Balance, end of period	17,322	32.6

(Continued)

		Weighted-
	Number of	average
	Options	Exercise price
	(In Thousands)	(NT$)
Three months ended March 31, 2010

Balance, beginning of period	28,810	$33.5
Options exercised	(1,063)	34.6

Balance, end of period	27,747	33.4

(Concluded)
The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

As of March 31, 2011, information about TSMC’s outstanding options was as follows:

	Options Outstanding
		Weighted-average
		Remaining	Weighted-average
Range of Exercise Price	Number of Options	Contractual Life	Exercise Price
(NT$)	(In Thousands)	(Year)	(NT$)
$21.7-$30.5	13,193	1.98	$28.5
38.0-50.1	4,129	3.69	45.7

	17,322	2.39	32.6

As of March 31, 2011, all of the above outstanding options were exercisable.

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercised. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2007 Plan, GUC 2006 Plan, and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006, and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercised. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option plans are valid for six years. Options of all three plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding options for the three months ended March 31, 2011 and 2010 was as follows:

		Weighted-
		average
	Number of	Exercise Price
	Options	(NT$)
Three months ended March 31, 2011

Balance, beginning of period	1,787	$130.9
Options exercised	(388)	15.3
Options canceled	(63)	175.0

Balance, end of period	1,336	162.5

Three months ended March 31, 2010

Balance, beginning of period	3,810	83.4
Options exercised	(170)	10.0
Options canceled	(140)	90.6

Balance, end of period	3,500	86.6

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by GUC in accordance with the plans.
As of March 31, 2011, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of		Remaining	Exercise		Exercise
Exercise	Number of	Contractual	Price	Number of	Price
Price (NT$)	Options	Life (Years)	(NT$)	Options	(NT$)
$ 15.3	105	0.42	$15.3	105	$15.3
175.0	1,231	2.75	175.0	615	175.0

	1,336	2.57	162.5	720	151.7

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercised. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about Xintec’s outstanding options for the three months ended March 31, 2011 and 2010 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(In Thousands)	Price (NT$)
Three months ended March 31, 2011

Balance, beginning of period	1,832	$15.1
Options exercised	(642)	14.3
Options canceled	(18)	17.7

Balance, end of period	1,172	15.6

Three months ended March 31, 2010

Balance, beginning of period	3,960	14.7
Options exercised	(746)	14.2
Options canceled	(170)	17.1

Balance, end of period	3,044	14.7

The exercise prices have been adjusted to reflect the distribution of earnings by Xintec in accordance with the plans.
As of March 31, 2011, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (In	Contractual	Price	Options (In	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)
$12.1-$14.0	365	5.55	$12.4	348	$12.4
15.2-19.1	807	6.43	16.8	275	16.8

	1,172	6.15	15.4	623	14.3

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2011 and 2010. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions at the various grant dates and pro forma results of the Company for the three months ended March 31, 2011 and 2010 would have been as follows:

Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%
	Expected volatility	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%
	Expected life	5 years

GUC	Expected dividend yield	0.00%-0.60%
	Expected volatility	22.65%-45.47%
	Risk free interest rate	2.12%-2.56%
	Expected life	3-6 years

Xintec	Expected dividend yield	0.80%
	Expected volatility	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%
	Expected life	3 years

	Three Months Ended March 31
	2011	2010
Net income attributable to shareholders of the parent:
As reported	$36,277,773	$33,663,117
Pro forma	36,273,711	33,700,273

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$1.40	$1.30
Pro forma basic EPS	1.40	1.30
Diluted EPS as reported	1.40	1.30
Pro forma diluted EPS	1.40	1.30
24.	EARNINGS PER SHARE
     EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
Three months ended March 31, 2011

Basic EPS
Earnings available to common shareholders of the parent	$40,139,062	$36,277,773	25,912,506	$1.55	$1.40

Effect of dilutive potential common shares	—	—	11,187

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$40,139,062	$36,277,773	25,923,693	$1.55	$1.40

Three months ended March 31, 2010

Basic EPS
Earnings available to common shareholders of the parent	$35,123,919	$33,663,117	25,903,465	$1.36	$1.30

Effect of dilutive potential common shares	—	—	12,521

Diluted EPS
Earnings available to common shareholders of the parent (including effect of dilutive potential common shares)	$35,123,919	$33,663,117	25,915,986	$1.36	$1.30

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been considered for the effect of retrospective adjustments. This adjustment caused each the basic and diluted after income tax EPS for the three months ended March 31, 2010 to remain at NT$1.30.

25.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	March 31
	2011		2010
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$12,283	$12,283	$83,280	$83,280
Available-for-sale financial assets	29,600,562	29,600,562	25,449,046	25,449,046
Held-to-maturity financial assets	13,081,323	13,206,182	19,059,257	19,275,147
Financial assets carried at cost	4,209,597	—	3,134,539	—

Liabilities

Financial liabilities at fair value through profit or loss	48,850	48,850	11,810	11,810
Hedging derivative financial liabilities	676	676	238	238
Bonds payable (including current portion)	4,500,000	4,542,890	4,500,000	4,565,957
Long-term bank loans (including current portion)	1,281,321	1,281,321	1,462,517	1,462,517
Other long-term payables (including current portion)	7,984,296	7,984,296	8,403,001	8,403,001
Obligations under capital leases	678,403	678,403	702,826	702,826
b.	Methods and assumptions used in estimating fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term loans, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.
c.	The changes in fair value of derivatives contracts for the three months ended March 31, 2011 and 2010 estimated using valuation techniques were recognized as net loss of NT$36,567 thousand and net gain NT$71,470 thousand, respectively.

d.	As of March 31, 2011 and 2010, financial assets exposed to fair value interest rate risk were NT$38,127,088 thousand and NT$44,113,290 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$46,346,763 thousand and NT$12,725,511 thousand, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,281,321 thousand and NT$1,462,517 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the three months ended March 31, 2011 and 2010 were as follows:

	Three Months Ended March 31, 2011
	From
	Available-		Gain (Loss) on
	for-sale	Equity Method	Cash Flow
	Financial Assets	Investments	Hedges	Total
Balance, beginning of period	$86,158	$23,462	$(331)	$109,289
Recognized directly in shareholders’ equity	56,915	(13,204)	57	43,768
Removed from shareholders’ equity and recognized in earnings	(108,184)	—	—	(108,184)

Balance, end of period	$34,889	$10,258	$(274)	$44,873

	Three Months Ended March 31, 2010
	From
	Available-		Gain (Loss) on
	for-sale	Equity Method	Cash Flow
	Financial Assets	Investments	Hedges	Total
Balance, beginning of period	$424,128	$29,493	$—	$453,621
Recognized directly in shareholders’ equity	(55,489)	12,662	(97)	(42,924)
Removed from shareholders’ equity and recognized in earnings	(9,307)	—	—	(9,307)

Balance, end of period	$359,332	$42,155	$(97)	$401,390

f.	Information about financial risk
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge market the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market exchange rate risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities and publicly traded stock; therefore, the fluctuations in market interest rates and market prices will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business enterprises and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. The long-term bank loans were floating-rate loans. Therefore, changes in the market interest rates will result in changes in the interest rate of the long-term bank loans, which will affect future cash flows.
g.	The Company seeks to reduce the effects of future cash flow related interest rate changes by primarily using derivative financial instruments.

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. Information about outstanding interest rate swap contract consisted of the following:

			Expected	Expected Timing for the
	Hedging Financial		Cash Flow	Recognition of Gains
Hedged Item	Instrument	Fair Value	Generated Period	or Losses from Hedge
March 31, 2011

Long-term bank loans	Interest rate swap contract	$(676)	2010 to 2012	2010 to 2012

March 31, 2010

Long-term bank loans	Interest rate swap contract	(238)	2010 to 2012	2010 to 2012

26.	RELATED PARTY TRANSACTIONS

Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method by TSMC.

c.	Others

Related parties over which the Company has significant influence but with which the Company had no material transactions.

	2011		2010
	Amount	%	Amount	%
For the three months ended March 31

Sales
VIS	$48,962	—	$49,345	—
VisEra	1,151	—	24,064	—
Others	2,171	—	956	—

	$52,284	—	$74,365	—

Purchases
VIS	$1,333,377	2	$965,783	2
SSMC	955,937	2	1,041,954	2
Others	65,792	—	—	—

	$2,355,106	4	$2,007,737	4

Manufacturing expenses
VisEra (outsourcing and rent)	$21,173	—	$18,567	—
VIS (rent)	7,104	—	—	—

	$28,277	—	$18,567	—

Research and development expense
VisEra	$5,366	—	$1,663	—
VIS (primarily rent)	1,999	—	2,274	—

	$7,365	—	$3,937	—

Sales of property, plant and equipment
VIS	$35,208	9	$15,940	10

Purchase of property, plant and equipment
VisEra	$11,110	—	$—	—
VIS	—	—	15,865	—

	$11,110	—	$15,865	—

Non-operating income and gains
VIS (primarily technical service income)	$68,905	4	$86,868	5
SSMC (primarily technical service income)	44,817	2	44,503	2

	$113,722	6	$131,371	7

As of March 31

Other receivables
VIS	$153,680	77	$113,100	71
SSMC	45,415	23	45,687	29

	$199,095	100	$158,787	100

	2011		2010
	Amount	%	Amount	%
Payables
VIS	$954,914	67	$697,992	63
SSMC	395,820	28	408,809	37
Others	77,066	5	7,788	—

	$1,427,800	100	$1,114,589	100

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain office space and facilities from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under research and development expenses and manufacturing expenses.

The Company leased certain factory building from VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and classified under manufacturing expenses.

27.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	March 31
	2011	2010
Other financial assets	$118,418	$880,700
Property, plant and equipment, net	1,048,102	2,636,977
Other assets	20,000	20,000

	$1,186,520	$3,537,677

28.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land, factory and office premises from the Science Park Administration and Jhongli Industrial Park Service Center. These operating leases expire on various dates from April 2011 to July 2030 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2011 and 2018 and can be renewed upon expiration.

As of March 31, 2011, future lease payments were as follows:

Year	Amount
2011 (2nd to 4th quarter)	$460,039
2012	589,759
2013	559,739
2014	536,476
2015	504,272
2016 and thereafter	3,463,988

$6,114,273

29. SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of March 31, 2011, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of March 31, 2011 TSMC had a total of US$21,583 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	In August 2006, TSMC filed a lawsuit against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referred to as “SMIC”) in the Superior Court of California for Alameda County for breach of a 2005 agreement that settled an earlier trade secret misappropriation and patent infringement litigation between the parties, as well as for trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC in the same court alleging breach of settlement agreement, implied covenant of good faith and fair dealing. SMIC also filed a civil action against TSMC in November 2006 with the Beijing People’s High Court alleging defamation and breach of good faith. On June 10, 2009, the Beijing People’s High Court ruled in favor of TSMC and dismissed SMIC’s lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC’s trade secrets. TSMC has subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the

US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment). TSMC has received the approval from the Investment Commission of Ministry of Economic Affairs and acquired the above mentioned common shares on July 5, 2010, representing approximately 7.37% of Semiconductor Manufacturing International Corporation’s total shares outstanding, and recognized settlement income amounting to NT$4,434,364 thousand.
e.	In June 2010, Keranos, LLC. filed a lawsuit in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. The outcome of these two litigations cannot be determined at this time.

f.	In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of allegedly infringing six U.S. patents. This litigation is in its very early stages and therefore the outcome of the case cannot be determined at this time.

g.	TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$6,942,466 thousand and NT$7,192,395 thousand as of March 31, 2011 and 2010, respectively, which is included in other long-term payables.

h.	Amounts available under unused letters of credit as of March 31, 2011 were NT$93,266 thousand.
30. OTHERS
The significant financial assets and liabilities denominated in foreign currencies were as follows:

	March 31
	2011		2010
	Foreign		Foreign
	Currencies	Exchange Rate	Currencies	Exchange Rate
	(In Thousands)	(Note)	(In Thousands)	(Note)
Financial assets

Monetary items
USD	$4,105,193	29.40-29.468	$3,762,723	31.80-31.819
EUR	142,865	41.71-41.81	62,534	42.72-42.80
JPY	30,343,009	0.3550-0.3541	30,736,239	0.341-0.343
RMB	196,111	4.5-4.511	31,074	4.66
Non-monetary items
USD	142,851	29.40-29.468	97,897	31.80-31.819
HKD	1,073,696	3.79	—	—
(Continued)

	March 31
	2011		2010
	Foreign		Foreign
	Currencies	Exchange Rate	Currencies	Exchange Rate
	(In Thousands)	(Note)	(In Thousands)	(Note)
Investments accounted for using equity method
USD	$320,411	29.468	$257,645	31.819

Financial liabilities

Monetary items
USD	2,130,487	29.40-29.468	940,851	31.80-31.819
EUR	169,447	41.71-41.81	112,667	42.72-42.80
JPY	32,939,519	0.3550-0.3541	28,974,325	0.341-0.343
RMB	583,750	4.5-4.511	618,014	4.66
				(Concluded)

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.
31. ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:
a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: None

c.	Marketable securities held: Please see Table 2 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 7 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 9 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 9 attached.
32. OPERATING SEGMENTS INFORMATION
The Company’s only reportable segment is the wafer fabrication segment. The wafer fabrication segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold. These segments mainly engage in the researching, developing, and providing SoC (System on chip) design and also engage in the researching, developing, designing, manufacturing and selling of LED lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the operating profit as the measurement for segment profit and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

The Company’s operating segments information was as follows:

	Wafer
	Fabrication	Others	Elimination	Total
Three months ended March 31, 2011

Sales from external customers	$103,290,219	$2,087,276	$—	$105,377,495
Sales among intersegments	703,023	6,224	(709,247)	—
Operating profit	39,370,261	(207,281)	—	39,162,980

Three months ended March 31, 2010

Sales from external customers	90,029,635	2,157,051	—	92,186,686
Sales among intersegments	568,798	54	(568,852)	—
Operating profit	34,159,079	(31,417)	—	34,127,662

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
FINANCINGS PROVIDED
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Financing
				Financing Limit	Maximum								Company’s
		Financial		for Each	Balance for the	Ending Balance							Financing
	Financing	statement		Borrowing	Period (US$ in	(US$ in		Reason for	Allowance for	Collateral		Transaction	Amount Limits
No.	Name	Account	Counter-party	Company	Thousands)	Thousands)	Interest Rate	Financing	Bad Debt	Item	Value	Amounts	(Note 2)
1	TSMC Partners	Long-term receivables from related parties	TSMC China	(Note 1)	$7,367,000	$7,367,000	0.25%-0.26%	Purchase equipment	$—	—	$—	$—	$32,779,954
					(US$ 250,000)	(US$ 250,000)

Note 1:	The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While offshore subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not subjected to this restriction.

Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners.

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				March 31, 2011
								Market Value or Net
					Carrying Value			Asset Value
				Shares/Units	(Foreign Currencies		Percentage of	(Foreign Currencies
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	in Thousands)		Ownership (%)	in Thousands)		Note
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—		$1,036,044	N/A		$1,036,044
	China Steel Corporation	—	Held-to-maturity financial assets	—		1,506,225	N/A		1,510,410
	Formosa Petrochemical Corporation	—	”	—		1,463,363	N/A		1,467,160
	Taiwan Power Company	—	”	—		1,349,634	N/A		1,354,196
	Nan Ya Plastics Corporation	—	”	—		1,303,390	N/A		1,342,455
	Formosa Plastics Corporation	—	”	—		575,495	N/A		579,531

	Stock
	Semiconductor Manufacturing International Corporation	—	Available-for-sale financial assets	1,789,493		4,069,307	7		4,069,307
	TSMC Global	Subsidiary	Investments accounted for using equity method	1		42,523,518	100		42,523,518
	TSMC Partners	Subsidiary	”	988,268		32,779,954	100		32,779,954
	VIS	Investee accounted for using equity method	”	628,223		9,456,221	38		8,795,129
	SSMC	Investee accounted for using equity method	”	314		7,256,841	39		6,927,941
	Motech	Investee accounted for using equity method	”	76,069		6,770,069	20		4,799,197
	TSMC North America	Subsidiary	”	11,000		2,843,416	100		2,843,416
	Xintec	Investee with a controlling financial interest	”	93,081		1,678,379	41		1,672,027
	GUC	Investee with a controlling financial interest	”	46,688		1,164,288	35		4,365,315
	TSMC Solar Europe	Subsidiary	”	—		406,305	100		406,305
	TSMC Europe	Subsidiary	”	—		192,329	100		192,329
	TSMC Japan	Subsidiary	”	6		144,224	100		144,224
	TSMC Korea	Subsidiary	”	80		21,093	100		21,093
	TSMC Solar NA	Subsidiary	”	1		7,945	100		7,945
	TSMC Lighting NA	Subsidiary	”	1		2,942	100		2,942
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		343,828
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		365,782
	W.K. Technology Fund IV	—	”	4,000		40,000	2		43,353

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		103,992	12		103,992
	Crimson Asia Capital	—	”	—		55,259	1		55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—		4,721,701	100		4,724,278

	VTAF III	Subsidiary	”	—		2,672,382	99		2,652,404
	VTAF II	Subsidiary	”	—		1,041,270	98		1,035,501
	Emerging Alliance	Subsidiary	”	—		290,203	99		290,203

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,218	N/A	US$	20,877
	General Elec Cap Corp. Mtn	—	”	—	US$	20,121	N/A	US$	21,183
(Continued)

				March 31, 2011
								Market Value or Net
					Carrying Value			Asset Value
				Shares/Units	(Foreign Currencies		Percentage of	(Foreign Currencies
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	in Thousands)		Ownership (%)	in Thousands)		Note
	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	417,397	100	US$	417,397
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	85,259	49	US$	85,259
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	4,088	US$	19,707	97	US$	19,707
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	16,532	US$	13,253	97	US$	13,253
	TSMC Technology	Subsidiary	”	1	US$	10,083	100	US$	10,083
	TSMC Canada	Subsidiary	”	2,300	US$	3,892	100	US$	3,892
	Mcube Inc.	Investee accounted for using equity method	”	5,333		—	84		—

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000		—	6		—

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,185	N/A	US$	21,183
	JP Morgan Chase & Co.	—	”	—	US$	15,000	N/A	US$	15,080

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,640	US$	179,027	100	US$	179,027

Emerging Alliance	Corporate bond
	Beal Bk	—	Available-for-sale financial assets	249	US$	249	N/A	US$	249
	Beal Bk Ssb	—	”	249	US$	249	N/A	US$	249
	Cd Ally Bank	—	”	249	US$	249	N/A	US$	249
	Cd Banco Popular De P R	—	”	249	US$	249	N/A	US$	249
	H&R Block Bank	—	”	249	US$	249	N/A	US$	249

	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,074	US$	1,545	10	US$	1,545
	Global Investment Holding Inc.	—	”	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Next IO, Inc.	—	”	800	US$	500	1	US$	500
	Optichron, Inc.	—	”	1,276	US$	1,145	2	US$	1,145
	Pixim, Inc.	—	”	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	”	—	US$	142	4	US$	142

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Corporate bond
	H&R Block Bank	—	Available-for-sale financial assets	249	US$	249	N/A	US$	249

	Common stock
	Aether Systems, Inc.	—	Financial assets carried at cost	1,600	US$	1,503	25	US$	1,503
	RichWave Technology Corp.	—	”	1,267	US$	1,036	3	US$	1,036
	Sentelic	—	”	1,806	US$	2,607	9	US$	2,607
(Continued)

				March 31, 2011
								Market Value or Net
					Carrying Value			Asset Value
				Shares/Units	(Foreign Currencies		Percentage of	(Foreign Currencies
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	in Thousands)		Ownership (%)	in Thousands)		Note
	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	3,974	US$	3,816	3	US$	3,816
	Audience, Inc.	—	”	12,378	US$	2,378	3	US$	2,378
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	”	3,795	US$	953	2	US$	953
	Optichron, Inc.	—	”	2,847	US$	2,825	4	US$	2,825
	Pixim, Inc.	—	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	”	7,027	US$	3,383	19	US$	3,383
	QST Holdings, LLC	—	”	—	US$	593	13	US$	593
	Xceive	—	”	4,615	US$	1,611	3	US$	1,611
	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	11,868	US$	1,862	57	US$	1,862
	Accton Wireless Broadband Corp.	—	Financial assets carried at cost	2,249	US$	315	6	US$	315
	Preferred stock
	Auramicro, Inc.	—	Financial assets carried at cost	4,694	US$	422	20	US$	422
	BridgeLux, Inc.	—	”	6,113	US$	7,781	4	US$	7,781
	Exclara, Inc.	—	”	59,695	US$	5,897	15	US$	5,897
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	”	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	—	”	3,686	US$	4,717	4	US$	4,717
	Powervation, Ltd.	—	”	380	US$	5,790	16	US$	5,790
	Quellan, Inc.	—	”	3,106	US$	369	N/A	US$	369
	Silicon Technical Services, LLC	—	”	1,055	US$	1,208	—	US$	1,208
	Stion Corp.	—	”	7,347	US$	50,000	23	US$	50,000
	Tilera, Inc.	—	”	3,890	US$	3,025	2	US$	3,025
	Validity Sensors, Inc.	—	”	9,340	US$	3,456	4	US$	3,456
	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	854	100	US$	854
	VTA Holdings	Subsidiary	”	—		—	62		—

Growth Fund	Common stock
	SiliconBlue Technologies, Inc.	—	Financial assets carried at cost	5,107	US$	762	1	US$	762
	Veebeam	—	”	10	US$	25	—	US$	25

ISDF	Common stock
	Integrated Memory Logic, Inc.	—	Available-for-sale financial assets	2,989	US$	8,287	4	US$	8,287
	Memsic, Inc.	—	”	1,286	US$	4,692	5	US$	4,692
	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,072	US$	3,913	5	US$	3,913
	Alchip Technologies Limited	—	Financial assets carried at cost	7,520	US$	3,664	14	US$	3,664
	Sonics, Inc.	—	”	278	US$	10	3	US$	10
(Continued)

				March 31, 2011
								Market Value or Net
					Carrying Value			Asset Value
				Shares/Units	(Foreign Currencies		Percentage of	(Foreign Currencies
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	in Thousands)		Ownership (%)	in Thousands)		Note
	Goyatek Technology, Corp.	—	Financial assets carried at cost	932	US$	361	6	US$	361
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	FangTek, Inc.	—	Financial assets carried at cost	1,032	US$	148	6	US$	148
	Sonics, Inc.	—	”	264	US$	455	3	US$	455

GUC	Open-end mutual fund
	Jhi Sun Money Market Fund	—	Available-for-sale financial assets	9,875		$140,097	—		$140,097
	Mega Diamond Money Market Fund	—	”	10,009		120,110	—		120,110
	PCA Well Pool Money Market Fund	—	”	6,141		80,088	—		80,088
	Fuh Hwa Money Market Fund	—	”	3,606		50,056	—		50,056

	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		60,915	100		60,915
	GUC-Japan	Subsidiary	”	1		14,881	100		14,881
	GUC-BVI	Subsidiary	”	550		8,846	100		8,846
	GUC-Europe	Subsidiary	”	—		3,916	100		3,916

GUC-BVI	Capital
	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	Subsidiary	Investments accounted for using equity method	—		7,551	100		7,551

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Solar Europe	Stock
	TSMC Solar Europe GmbH	Subsidiary	Investments accounted for using equity method	1	EUR	9,618	100	EUR	9,618

TSMC Global	Corporate bond
	African Development Bank	—	Available-for-sale financial assets	2,600	US$	2,620	N/A	US$	2,620
	Allstate Life Gbl Fdg Secd	—	”	4,430	US$	4,779	N/A	US$	4,779
	Alltel Corp.	—	”	100	US$	107	N/A	US$	107
	Archer Daniels Midland Co.	—	”	7,000	US$	7,010	N/A	US$	7,010
	Astrazeneca Plc	—	”	3,150	US$	3,357	N/A	US$	3,357
	AT+T Wireless	—	”	3,500	US$	3,767	N/A	US$	3,767
	Banco Bilbao Vizcaya P R	—	”	3,250	US$	3,249	N/A	US$	3,249
	Bank of America Corp.	—	”	2,000	US$	2,033	N/A	US$	2,033
	Bank of America Corp.	—	”	2,100	US$	2,148	N/A	US$	2,148
	Bank of New York Mellon	—	”	2,200	US$	2,203	N/A	US$	2,203
	Barclays Bank Plc NY	—	”	400	US$	400	N/A	US$	400
	Barclays Bk Plc UK Govt Cr	—	”	5,000	US$	5,101	N/A	US$	5,101
	Bb+T Corporation	—	”	3,840	US$	3,976	N/A	US$	3,976
	Bbva US Senior SA Uniper	—	”	2,645	US$	2,645	N/A	US$	2,645
	Bear Stearns Cos Inc.	—	”	3,500	US$	3,514	N/A	US$	3,514
	Bear Stearns Cos Inc. Med Term	—	”	2,400	US$	2,584	N/A	US$	2,584
	Berkshire Hathaway Inc. Del	—	”	3,500	US$	3,522	N/A	US$	3,522
	Bhp Billiton Fin USA Ltd.	—	”	2,000	US$	2,090	N/A	US$	2,090
	Bhp Billiton Fin USA Ltd.	—	”	3,500	US$	3,881	N/A	US$	3,881
	Bk Tokyo Mitsubishi Ufj	—	”	2,000	US$	2,033	N/A	US$	2,033
	Bmw US Capital LLC	—	”	1,600	US$	1,601	N/A	US$	1,601
	Bnp Paribas SA	—	”	3,810	US$	3,838	N/A	US$	3,838
	Boeing Co.	—	”	1,000	US$	1,017	N/A	US$	1,017
	Boeing Co.	—	”	2,200	US$	2,362	N/A	US$	2,362
(Continued)

				March 31, 2011
								Market Value or Net
					Carrying Value			Asset Value
				Shares/Units	(Foreign Currencies		Percentage of	(Foreign Currencies
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	in Thousands)		Ownership (%)	in Thousands)		Note
	Bp Capital Markets Plc	—	Available-for-sale financial assets	7,160	US$	7,191	N/A	US$	7,191
	Caterpillar Financial Se	—	”	100	US$	100	N/A	US$	100
	Caterpillar Financial Se	—	”	900	US$	902	N/A	US$	902
	Cellco Part/Veri Wireless	—	”	1,000	US$	1,141	N/A	US$	1,141
	Cellco Part/Veri Wirelss	—	”	1,100	US$	1,208	N/A	US$	1,208
	Cello Part/Veri Wirelss	—	”	2,000	US$	2,007	N/A	US$	2,007
	Chevron Corp.	—	”	4,000	US$	4,278	N/A	US$	4,278
	Cie Financement Foncier	—	”	200	US$	200	N/A	US$	200
	Cie Financement Foncier	—	”	4,000	US$	4,009	N/A	US$	4,009
	Cisco Systems Inc.	—	”	7,050	US$	7,073	N/A	US$	7,073
	Citigroup Funding Inc.	—	”	6,000	US$	6,114	N/A	US$	6,114
	Citigroup Funding Inc.	—	”	7,300	US$	7,438	N/A	US$	7,438
	Citigroup Inc.	—	”	600	US$	609	N/A	US$	609
	Citigroup Inc.	—	”	800	US$	824	N/A	US$	824
	Citigroup Inc.	—	”	2,000	US$	2,110	N/A	US$	2,110
	Citigroup Inc.	—	”	400	US$	428	N/A	US$	428
	Citigroup Inc.	—	”	2,550	US$	2,773	N/A	US$	2,773
	Citigroup Inc.	—	”	5,000	US$	5,467	N/A	US$	5,467
	Citigroup Inc. Fdic Gtd Tlgp	—	”	2,000	US$	2,012	N/A	US$	2,012
	Coca Cola Co.	—	”	4,000	US$	4,029	N/A	US$	4,029
	Commonwealth Bank Aust	—	”	2,000	US$	1,997	N/A	US$	1,997
	Commonwealth Bank Aust	—	”	2,800	US$	2,805	N/A	US$	2,805
	Conocophillips	—	”	2,000	US$	2,129	N/A	US$	2,129
	Credit Suisse New York	—	”	3,200	US$	3,239	N/A	US$	3,239
	Credit Suisse New York	—	”	3,945	US$	4,065	N/A	US$	4,065
	Deutsche Bank AG NY	—	”	2,500	US$	2,497	N/A	US$	2,497
	Dexia Credit Local	—	”	6,000	US$	5,971	N/A	US$	5,971
	Dexia Credit Local	—	”	4,000	US$	3,977	N/A	US$	3,977
	Dexia Credit Local S.A	—	”	4,000	US$	3,994	N/A	US$	3,994
	Dexia Credit Local SA NY	—	”	5,000	US$	4,966	N/A	US$	4,966
	Du Pont E I De Nemours + Co.	—	”	2,850	US$	2,856	N/A	US$	2,856
	Du Pont E I De Nemours + Co.	—	”	825	US$	882	N/A	US$	882
	Ebay Inc.	—	”	1,375	US$	1,360	N/A	US$	1,360
	Eog Res Inc.	—	”	2,200	US$	2,436	N/A	US$	2,436
	Eog Resources Inc.	—	”	1,500	US$	1,513	N/A	US$	1,513
	Finance for Danish Ind	—	”	3,800	US$	3,799	N/A	US$	3,799
	General Elec Cap Corp.	—	”	5,000	US$	5,041	N/A	US$	5,041
	General Elec Cap Corp.	—	”	7,000	US$	7,005	N/A	US$	7,005
	General Elec Cap Corp.	—	”	1,000	US$	1,000	N/A	US$	1,000
	General Elec Cap Corp.	—	”	4,000	US$	4,094	N/A	US$	4,094
	General Electric Capital Corp.	—	”	2,000	US$	2,012	N/A	US$	2,012
	Georgia Pwr Co.	—	”	1,000	US$	1,001	N/A	US$	1,001
	Georgia Pwr Co.	—	”	4,000	US$	4,000	N/A	US$	4,000
	Gmac LLC	—	”	4,600	US$	4,712	N/A	US$	4,712
	Goldman Sachs Group Inc.	—	”	3,400	US$	3,425	N/A	US$	3,425
	Goldman Sachs Group Inc.	—	”	2,000	US$	1,987	N/A	US$	1,987
	Groupe Bpce	—	”	1,150	US$	1,149	N/A	US$	1,149
	Hewlett Packard Co.	—	”	3,000	US$	3,004	N/A	US$	3,004
	Hewlett Packard Co.	—	”	2,030	US$	2,032	N/A	US$	2,032
	Household Fin Corp.	—	”	4,330	US$	4,660	N/A	US$	4,660
	HSBC Bank Plc	—	”	1,315	US$	1,315	N/A	US$	1,315
	HSBC Bank Plc	—	”	3,400	US$	3,397	N/A	US$	3,397
	HSBC Fin Corp.	—	”	2,900	US$	2,857	N/A	US$	2,857
(Continued)

				March 31, 2011
								Market Value or Net
					Carrying Value			Asset Value
				Shares/Units	(Foreign Currencies		Percentage of	(Foreign Currencies
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	in Thousands)		Ownership (%)	in Thousands)		Note
	Hutchison Whampoa Intl 03 13 L	—	Available-for-sale financial assets	1,900	US$	2,066	N/A	US$	2,066
	IBM Corp.	—	”	2,300	US$	2,301	N/A	US$	2,301
	IBM Corp.	—	”	6,800	US$	6,759	N/A	US$	6,759
	IBM Corp.	—	”	1,500	US$	1,501	N/A	US$	1,501
	Intl Bk Nv Neth St Cr Gtee	—	”	8,500	US$	8,643	N/A	US$	8,643
	Intl Bk Recon + Develop	—	”	2,000	US$	2,035	N/A	US$	2,035
	John Deer Capital Corp. Fdic GT	—	”	3,500	US$	3,601	N/A	US$	3,601
	JP Morgan Chase + Co.	—	”	2,500	US$	2,514	N/A	US$	2,514
	JP Morgan Chase + Co.	—	”	5,000	US$	5,033	N/A	US$	5,033
	JP Morgan Chase + Co. Fdic Gtd Tlg	—	”	1,625	US$	1,634	N/A	US$	1,634
	Kreditanstalt Fur Wiederaufbau	—	”	650	US$	660	N/A	US$	660
	Lilly Eli + Co.	—	”	1,531	US$	1,641	N/A	US$	1,641
	Lloyds Tsb Bank Plc Ser 144A	—	”	4,850	US$	4,850	N/A	US$	4,850
	Lloyds Tsb Bank Plc Ser 144A	—	”	2,950	US$	2,976	N/A	US$	2,976
	Macquarie Bk Ltd. Sr	—	”	13,200	US$	13,423	N/A	US$	13,423
	Massmutual Global Fdg II Mediu	—	”	4,000	US$	3,959	N/A	US$	3,959
	Mellon Fdg Corp.	—	”	3,500	US$	3,481	N/A	US$	3,481
	Merck + Co. Inc.	—	”	4,000	US$	4,015	N/A	US$	4,015
	Merck + Co. Inc.	—	”	2,000	US$	2,058	N/A	US$	2,058
	Merrill Lynch + Co. Inc.	—	”	4,691	US$	4,671	N/A	US$	4,671
	Merrill Lynch + Co. Inc.	—	”	4,000	US$	4,309	N/A	US$	4,309
	Met Life Glob Funding I	—	”	3,000	US$	3,016	N/A	US$	3,016
	Metlife Inc.	—	”	6,500	US$	6,570	N/A	US$	6,570
	Metlife Inc.	—	”	2,000	US$	2,010	N/A	US$	2,010
	Monsanto Co. New	—	”	250	US$	271	N/A	US$	271
	Monumental Global Fdg II	—	”	1,500	US$	1,450	N/A	US$	1,450
	Monumental Global Fdg III	—	”	750	US$	741	N/A	US$	741
	Morgan Stanley	—	”	9,000	US$	9,178	N/A	US$	9,178
	Morgan Stanley for Equity	—	”	2,000	US$	2,001	N/A	US$	2,001
	National Australia Bank	—	”	3,000	US$	3,030	N/A	US$	3,030
	National Australia Bank	—	”	1,000	US$	1,015	N/A	US$	1,015
	National Bank of Canada	—	”	600	US$	601	N/A	US$	601
	New York Life Global Fdg	—	”	2,000	US$	2,041	N/A	US$	2,041
	Occidental Petroleum Cor	—	”	1,000	US$	1,000	N/A	US$	1,000
	Pacific Gas + Electric	—	”	2,000	US$	1,999	N/A	US$	1,999
	Pepsiamericas Inc.	—	”	4,000	US$	4,290	N/A	US$	4,290
	Philip Morris Intl Inc.	—	”	130	US$	139	N/A	US$	139
	Philip Morris Intl Inc.	—	”	4,000	US$	4,591	N/A	US$	4,591
	Pnc Funding Corp.	—	”	2,000	US$	2,001	N/A	US$	2,001
	Pricoa Global Fdg I Med Term	—	”	1,750	US$	1,726	N/A	US$	1,726
	Principal Life Income Fundings	—	”	2,250	US$	2,229	N/A	US$	2,229
	Princoa Global Fdg I Medium	—	”	2,200	US$	2,186	N/A	US$	2,186
	Public Svc Co. Colo	—	”	1,380	US$	1,515	N/A	US$	1,515
	Rabobank Nederland	—	”	5,000	US$	5,000	N/A	US$	5,000
	Royal Bk of Scotland Plc	—	”	4,000	US$	4,000	N/A	US$	4,000
	Royal Bk of Scotland Plc	—	”	5,000	US$	5,044	N/A	US$	5,044
	Royal Bk Scotland Plc	—	”	2,550	US$	2,619	N/A	US$	2,619
	Royal Bk Scotland Plc	—	”	2,825	US$	2,876	N/A	US$	2,876
	Royal Bk Scotlnd Grp Plc 144A	—	”	9,450	US$	9,504	N/A	US$	9,504
	Sanofi Aventis	—	”	4,000	US$	3,999	N/A	US$	3,999
	Sanofi Aventis	—	”	3,870	US$	3,880	N/A	US$	3,880
	Sbc Communications Inc.	—	”	2,000	US$	2,085	N/A	US$	2,085
	Shell International Fin	—	”	4,515	US$	4,533	N/A	US$	4,533
(Continued)

				March 31, 2011
								Market Value or Net
					Carrying Value			Asset Value
				Shares/Units	(Foreign Currencies		Percentage of	(Foreign Currencies
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	in Thousands)		Ownership (%)	in Thousands)		Note
	Shell International Fin	—	Available-for-sale financial assets	3,200	US$	3,257	N/A	US$	3,257
	Sovereign Bancorp Fdic Gtd Tlg	—	”	2,200	US$	2,248	N/A	US$	2,248
	Standard Chartered BK NY	—	”	3,000	US$	2,998	N/A	US$	2,998
	Sun Life Finl Global	—	”	4,400	US$	4,362	N/A	US$	4,362
	Sun Life Finl Global Fdg II Lp	—	”	1,500	US$	1,500	N/A	US$	1,500
	Suncorp Metway Ltd.	—	”	8,800	US$	8,964	N/A	US$	8,964
	Svenska Handelsbanken AB	—	”	2,200	US$	2,253	N/A	US$	2,253
	Swedbank AB	—	”	2,000	US$	1,998	N/A	US$	1,998
	Swedbank Foreningssparbanken A	—	”	1,500	US$	1,527	N/A	US$	1,527
	Swedbank Hypotek AB	—	”	4,000	US$	4,000	N/A	US$	4,000
	Swedbank Hypotek AB	—	”	4,100	US$	4,101	N/A	US$	4,101
	Teva Pharm Fin III	—	”	4,000	US$	4,014	N/A	US$	4,014
	Teva Pharma Fin III LLC	—	”	4,000	US$	4,011	N/A	US$	4,011
	Thermo Fisher Scientific	—	”	2,050	US$	2,072	N/A	US$	2,072
	Tiaa Global Mkts Inc.	—	”	2,000	US$	2,118	N/A	US$	2,118
	Tiaa Global Mkts Inc. Mtn	—	”	1,500	US$	1,610	N/A	US$	1,610
	Total Capital Canada Ltd.	—	”	4,000	US$	4,012	N/A	US$	4,012
	Transcanada Pipelines Ltd.	—	”	1,000	US$	1,084	N/A	US$	1,084
	Ubs Ag Stamford CT	—	”	2,200	US$	2,198	N/A	US$	2,198
	Ubs Ag Stamford CT	—	”	800	US$	807	N/A	US$	807
	Unilever Cap Corp.	—	”	1,000	US$	1,054	N/A	US$	1,054
	United Technologies Corp.	—	”	4,000	US$	4,247	N/A	US$	4,247
	US Central Federal Cred	—	”	8,500	US$	8,661	N/A	US$	8,661
	Verizon Communications	—	”	7,725	US$	7,766	N/A	US$	7,766
	Virginia Elec + Pwr Co.	—	”	3,250	US$	3,460	N/A	US$	3,460
	Volkswagen Intl Fin NV	—	”	4,000	US$	4,001	N/A	US$	4,001
	Wachovia Corp.	—	”	550	US$	547	N/A	US$	547
	Wachovia Corp. Global Medium	—	”	5,000	US$	5,147	N/A	US$	5,147
	Wal Mart Stores Inc.	—	”	4,000	US$	3,966	N/A	US$	3,966
	Wal Mart Stores Inc.	—	”	3,770	US$	4,256	N/A	US$	4,256
	Wells Fargo + Company	—	”	2,000	US$	2,007	N/A	US$	2,007
	Westpac Banking Corp.	—	”	3,500	US$	3,508	N/A	US$	3,508
	Westpac Banking Corp.	—	”	2,100	US$	2,109	N/A	US$	2,109
	Westpac Banking Corp.	—	”	4,000	US$	4,004	N/A	US$	4,004
	Wyeth	—	”	3,983	US$	4,317	N/A	US$	4,317
	Aust + Nz Banking Group	—	Held-to-maturity financial assets	20,000	US$	20,000	N/A	US$	20,075
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,913
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	24,780
	JP Morgan Chase + Co.	—	”	35,000	US$	35,059	N/A	US$	35,162
	Nationwide Building Society-UK Government Guarantee	—	”	8,000	US$	8,000	N/A	US$	8,010
	Westpac Banking Corp.	—	”	25,000	US$	25,000	N/A	US$	24,628
	Westpac Banking Corp. 12/12 Frn	—	”	5,000	US$	5,000	N/A	US$	5,011
	Agency bond
	Emirate of Abu Dhabi 144A	—	Available-for-sale financial assets	1,800	US$	1,967	N/A	US$	1,967
	Fannie Mae	—	”	11,100	US$	11,106	N/A	US$	11,106
	Fannie Mae	—	”	3,900	US$	3,852	N/A	US$	3,852
	Fannie Mae	—	”	16,104	US$	16,114	N/A	US$	16,114
	Fannie Mae	—	”	6,100	US$	6,092	N/A	US$	6,092
	Fannie Mae	—	”	7,500	US$	7,501	N/A	US$	7,501
	Fannie Mae	—	”	20,265	US$	20,275	N/A	US$	20,275
	Fannie Mae	—	”	4,600	US$	4,597	N/A	US$	4,597
	Fannie Mae	—	”	3,000	US$	2,985	N/A	US$	2,985
(Continued)

				March 31, 2011
								Market Value or Net
					Carrying Value			Asset Value
				Shares/Units	(Foreign Currencies		Percentage of	(Foreign Currencies
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	in Thousands)		Ownership (%)	in Thousands)		Note
	Fed Hm Ln Pc Pool 1b2830	—	Available-for-sale financial assets	1,750	US$	1,833	N/A	US$	1,833
	Fed Hm Ln Pc Pool 1g0115	—	”	1,548	US$	1,599	N/A	US$	1,599
	Fed Hm Ln Pc Pool 1g1114	—	”	762	US$	800	N/A	US$	800
	Fed Hm Ln Pc Pool 1k1210	—	”	1,470	US$	1,543	N/A	US$	1,543
	Fed Hm Ln Pc Pool 780741	—	”	1,740	US$	1,819	N/A	US$	1,819
	Federal Farm Credit Bank	—	”	4,000	US$	3,982	N/A	US$	3,982
	Federal Farm Credit Bank	—	”	4,000	US$	3,999	N/A	US$	3,999
	Federal Farm Credit Bank	—	”	4,000	US$	4,002	N/A	US$	4,002
	Federal Home Ln Mtg Assn	—	”	1,492	US$	1,507	N/A	US$	1,507
	Federal Home Ln Mtg Corp.	—	”	3,417	US$	3,411	N/A	US$	3,411
	Federal Home Ln Mtg Corp.	—	”	2,054	US$	2,047	N/A	US$	2,047
	Federal Home Ln Mtg Corp.	—	”	1,284	US$	1,336	N/A	US$	1,336
	Federal Home Ln Mtg Corp.	—	”	2,355	US$	2,463	N/A	US$	2,463
	Federal Home Ln Mtg Corp.	—	”	1,488	US$	1,522	N/A	US$	1,522
	Federal Home Ln Mtg Corp.	—	”	1,565	US$	1,622	N/A	US$	1,622
	Federal Home Ln Mtg Corp.	—	”	1,027	US$	1,056	N/A	US$	1,056
	Federal Home Ln Mtg Corp.	—	”	3,202	US$	3,321	N/A	US$	3,321
	Federal Home Ln Mtg Corp.	—	”	1,632	US$	1,652	N/A	US$	1,652
	Federal Home Loan Bank	—	”	3,350	US$	3,364	N/A	US$	3,364
	Federal Home Loan Bank	—	”	8,400	US$	8,400	N/A	US$	8,400
	Federal Home Loan Mtg Corp.	—	”	4,760	US$	4,732	N/A	US$	4,732
	Federal Home Loan Mtg Corp.	—	”	218	US$	218	N/A	US$	218
	Federal National Mort Assoc	—	”	155	US$	155	N/A	US$	155
	Federal Natl Mtg Assn Gtd	—	”	2,093	US$	2,160	N/A	US$	2,160
	Federal Natl Mtg Assn Gtd Remi	—	”	1,640	US$	1,696	N/A	US$	1,696
	Federal Natl Mtg Assn Mtn	—	”	903	US$	921	N/A	US$	921
	Federal Natl Mtg Assn Remic	—	”	699	US$	704	N/A	US$	704
	Federal Natl Mtge Assn	—	”	1,273	US$	1,338	N/A	US$	1,338
	Fhr 2647 Pb	—	”	967	US$	973	N/A	US$	973
	Fhr 2953 Da	—	”	2,912	US$	3,074	N/A	US$	3,074
	Fhr 3087 Jb	—	”	1,299	US$	1,366	N/A	US$	1,366
	Fhr 3184 Fa	—	”	3,881	US$	3,865	N/A	US$	3,865
	Fnma Pool 467196	—	”	1,995	US$	1,989	N/A	US$	1,989
	Fnma Pool 745131	—	”	1,659	US$	1,724	N/A	US$	1,724
	Fnma Pool 745688	—	”	1,218	US$	1,271	N/A	US$	1,271
	Fnma Pool 775852	—	”	323	US$	329	N/A	US$	329
	Fnma Pool 790772	—	”	1,153	US$	1,212	N/A	US$	1,212
	Fnma Pool 819649	—	”	1,843	US$	1,921	N/A	US$	1,921
	Fnma Pool 829989	—	”	1,549	US$	1,627	N/A	US$	1,627
	Fnma Pool 841068	—	”	462	US$	487	N/A	US$	487
	Fnma Pool 846233	—	”	1,728	US$	1,805	N/A	US$	1,805
	Fnma Pool 870884	—	”	1,380	US$	1,446	N/A	US$	1,446
	Fnma Pool 879908	—	”	1,259	US$	1,323	N/A	US$	1,323
	Fnma Tba May 15 Single Fam	—	”	3,000	US$	3,136	N/A	US$	3,136
	Fnr 2005 47 HA	—	”	1,527	US$	1,600	N/A	US$	1,600
	Fnr 2006 60 CO	—	”	3,274	US$	3,259	N/A	US$	3,259
	Fnr 2006 60 CO	—	”	87	US$	87	N/A	US$	87
	Fnr 2009 116 A	—	”	3,927	US$	4,238	N/A	US$	4,238
	Fnr 2009 70 NT	—	”	1,723	US$	1,787	N/A	US$	1,787
	Freddie Mac	—	”	2,500	US$	2,502	N/A	US$	2,502
	Freddie Mac	—	”	19,000	US$	18,982	N/A	US$	18,982
	Freddie Mac	—	”	3,550	US$	3,552	N/A	US$	3,552
	Freddie Mac	—	”	5,750	US$	5,743	N/A	US$	5,743
(Continued)

				March 31, 2011
								Market Value or Net
					Carrying Value			Asset Value
				Shares/Units	(Foreign Currencies		Percentage of	(Foreign Currencies
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	in Thousands)		Ownership (%)	in Thousands)		Note
	Freddie Mac	—	Available-for-sale financial assets	4,300	US$	4,306	N/A	US$	4,306
	Gnma II Pool 082431	—	”	1,871	US$	1,913	N/A	US$	1,913
	Gnr 2008 9 SA	—	”	2,096	US$	2,098	N/A	US$	2,098
	Gnr 2009 45 AB	—	”	3,431	US$	3,476	N/A	US$	3,476
	Government Natl Mtg Assn	—	”	3,050	US$	3,217	N/A	US$	3,217
	Government Natl Mtg Assn Gtd	—	”	1,442	US$	1,508	N/A	US$	1,508
	Ngn 2010 R2 1A	—	”	3,540	US$	3,541	N/A	US$	3,541
	Ngn 2011 R4 1A	—	”	4,000	US$	3,998	N/A	US$	3,998
	Ontario(Province of)	—	”	2,000	US$	2,034	N/A	US$	2,034
	State of Qatar	—	”	2,000	US$	2,143	N/A	US$	2,143
	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	10,000	US$	10,026	N/A	US$	10,026
	US Treasury N/B	—	”	10,000	US$	9,983	N/A	US$	9,983
	US Treasury N/B	—	”	10,000	US$	10,069	N/A	US$	10,069
	US Treasury N/B	—	”	1,000	US$	1,012	N/A	US$	1,012
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,029
	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	4,921	US$	4,921	N/A	US$	4,921
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
																Gain (Loss) or
						Amount			Amount			Amount		Carrying Value		Disposal			Amount
						(Foreign		Shares/Units	(Foreign			(Foreign		(Foreign		(Foreign			(Foreign
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	Currencies in		(In Thousands)	Currencies in		Shares/Units	Currencies in		Currencies in		Currencies in		Shares/Units	Currencies in
Company Name	Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		Thousands)		(In Thousands)	Thousands)
TSMC	Stock
	TSMC Soalr Europe	Investments	—	Subsidiary	—		$23,971	—		$385,682	—		$—		$—		$—	—		$406,305
		accounted for using
		equity method
TSMC Solar	Stock
Europe	TSMC Solar Europe GmbH	Investments	—	Subsidiary	1	EUR	90	—	EUR	9,800	—		—		—		—	1	EUR	9,618
		accounted for using
		equity method
GUC	Open-end mutual fund
	Jhi Sun Money Market Fund	Available-for-sale	Jih Sun Investment	—	—		—	9,875		140,000			—		—		—	9,875		140,097
		financial assets	Trust Co., Ltd.
	Mega Diamond Money Market	”	Mega Investment	—	—		—	10,009		120,000	—		—		—		—	10,009		120,110
	Fund		International Trust
			Co., Ltd.
TSMC Global	Corporate bond
	American Honda Fin Corp. Mtn	Available-for-sale	—	—	4,000	US$	3,995	—		—	4,000	US$	4,005	US$	3,985	US$	20	—		—
		financial assets
	Anz National Intl Ltd.	”	—	—	3,500	US$	3,554	—		—	3,500	US$	3,555	US$	3,515	US$	40	—		—
	Archer Daniels Midland Co.	”	—	—	—		—	7,000	US$	7,000	—		—		—		—	7,000	US$	7,010
	Bank of Nova Scotia	”	—	—	5,000	US$	5,000	—		—	5,000	US$	5,012	US$	5,000	US$	12	—		—
	Barclays Bank Plc	”	—	—	12,000	US$	11,997	—		—	12,000	US$	12,022	US$	12,035	US$	(13)	—		—
	Barclays Bk Plc UK Govt Cr	”	—	—	—		—	5,000	US$	5,109	—		—		—		—	5,000	US$	5,101
	Bb+T Corporation	”	—	—	—		—	3,840	US$	3,990			—		—		—	3,840	US$	3,976
	Bhp Billiton Fin USA Ltd.	”	—	—	—		—	4,000	US$	4,443	500	US$	558	US$	555	US$	3	3,500	US$	3,881
	Boeing Cap Corp.	”	—	—	2,925	US$	3,192	—		—	2,925	US$	3,180	US$	3,235	US$	(55)	—		—
	Bp Capital Markets Plc	”	—	—	—		—	7,160	US$	7,160	—		—		—		—	7,160	US$	7,191
	Bp Capital Markets Plc	”	—	—	3,900	US$	3,988	—		—	3,900	US$	3,992	US$	3,969	US$	23	—		—
	Chevron Corp.	”	—	—	—		—	4,000	US$	4,305	—		—		—		—	4,000	US$	4,278
	Cisco Systems Inc.	”	—	—	—		—	7,050	US$	7,050	—		—		—		—	7,050	US$	7,073
	Citigroup Funding Inc.	”	—	—	16,000	US$	16,323	—		—	10,000	US$	10,221	US$	10,222	US$	(1)	6,000	US$	6,114
	Countrywide Finl Corp.	”	—	—	4,000	US$	4,208	—		—	4,000	US$	4,221	US$	4,291	US$	(70)	—		—
	Credit Suisse New York	”	—	—	—		—	3,200	US$	3,200	—		—		—		—	3,200	US$	3,239
	General Elec Cap Corp.	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,041
	Goldman Sachs Group Inc.	”	—	—	—		—	3,400	US$	3,400	—		—		—		—	3,400	US$	3,425
	HSBC Fin Corp.	”	—	—	2,900	US$	3,074	—		—	2,900	US$	3,074	US$	3,142	US$	(68)	—		—
	Inc Bk Nv Neth St Cr Gtee	”	—	—	—		—	8,500	US$	8,668	—		—		—		—	8,500	US$	8,643
	Lloyds Tsb Bank Plc Ser 144A	”	—	—	5,950	US$	6,009	—		—	3,000	US$	3,030	US$	3,065	US$	(35)	2,950	US$	2,976
	Macquarie Bk Ltd. Sr	”	—	—	3,900	US$	3,975	9,300	US$	9,472	—		—		—		—	13,200	US$	13,423
	Merrill Lynch + Co. Inc.	”	—	—	—		—	4,000	US$	4,335	—		—		—		—	4,000	US$	4,309
	Met Life Glob Funding I	”	—	—	—		—	3,000	US$	3,000	—		—		—		—	3,000	US$	3,016
	Microsoft Corp.	”	—	—	3,250	US$	3,232	—		—	3,250	US$	3,224	US$	3,249	US$	(25)	—		—
	Morgan Stanley	”	—	—	—		—	9,000	US$	9,000	—		—		—		—	9,000	US$	9,178
(Continued)

											Disposal (Note 2)
					Beginning Balance			Acquisition								Gain (Loss) or		Ending Balance (Note 3)
						Amount			Amount			Amount		Carrying Value		Disposal			Amount
						(Foreign		Shares/Units	(Foreign			(Foreign		(Foreign		(Foreign			(Foreign
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	Currencies in		(In Thousands)	Currencies in		Shares/Units	Currencies in		Currencies in		Currencies in		Shares/Units	Currencies in
Company Name	Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		Thousands)		(In Thousands)	Thousands)
	Morgan Stanley Dean Witter	Available-for-sale	—	—	8,000	US$	8,524	—	US$	—	8,000	US$	8,513	US$	8,797	US$	(284)	—	US$	—
		financial assets
	National Australia Bank	”	—	—	—		—	3,000	US$	3,035	—		—		—		—	3,000	US$	3,030
	Pepsiamericas Inc.	”	—	—	—		—	4,000	US$	4,329	—		—		—		—	4,000	US$	4, 290
	Philip Morris Intl Inc.	”	—	—	—		—	4,000	US$	4,640	—		—		—		—	4,000	US$	4, 591
	Sanofi Aventis	”	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	3,999
	Sanofi Aventis	”	—	—	—		—	3,870	US$	3,870	—		—		—		—	3,870	US$	3,880
	Standard Chartered BK NY	”	—	—	—		—	3,000	US$	3,000	—		—		—		—	3,000	US$	2,998
	State Str Corp.	”	—	—	6,420	US$	6,417	—		—	6,420	US$	6,422	US$	6,381	US$	41	—		—
	Swedbank Hypotek AB	”	—	—	—		—	4,100	US$	4,100	—		—		—		—	4,100	US$	4,101
	Teva Pharm Fin III	”	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	4,014
	Total Capital Canada Ltd.	”	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	4,012
	United Technologies Corp.	”	—	—	—		—	4,000	US$	4,265	—		—		—		—	4,000	US$	4,247
	US Central Federal Cred	”	—	—	4,000	US$	4,084	4,500	US$	4,599	—		—		—		—	8,500	US$	8,661
	Verizon Communications	”	—	—	—		—	7,725	US$	7,725	—		—		—		—	7,725	US$	7,766
	Virginia Elec + Pwc Co.	”	—	—	—		—	3,250	US$	3,489	—		—		—		—	3,250	US$	3,460
	Volkswagen Intl Fin NV	”	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	4,001
	Agency bond
	Fannie Mae	Available-for-sale	—	—	—		—	20,300	US$	20,269	14,200	US$	14,206	US$	14,178	US$	28	6,100	US$	6,092
		financial assets
	Fannie Mae	”	—	—	—		—	7,500	US$	7,500	—		—		—		—	7,500	US$	7,501
	Fannie Mae	”	—	—	8,765	US$	8,763	11,500	US$	11,503	—		—		—		—	20,265	US$	20,275
	Fannie Mae	”	—	—	—		—	11,045	US$	12,104	11,045	US$	12,044	US$	12,104	US$	(60)	—		—
	Federal Farm Credit Bank	”	—	—	—		—	4,000	US$	4,002	—		—		—		—	4,000	US$	4,002
	Federal Home Ln Bks	”	—	—	5,000	US$	5,046	—		—	5,000	US$	5,043	US$	5,098	US$	(55)	—		—
	Federal Home Loan Bank	”	—	—	5,000	US$	5,007	—		—	5,000	US$	5,007	US$	5,009	US$	(2)	—		—
	Federal Home Loan Bank	”	—	—	6,800	US$	6,817	—		—	6,800	US$	6,817	US$	6,811	US$	6	—		—
	Federal Home Loan Bank	”	—	—	8,000	US$	8,040	—		—	4,650	US$	4,667	US$	4,644	US$	23	3,350	US$	3,364
	Federal Home Loan Bank	”	—	—	10,000	US$	9,998	—		—	10,000	US$	10,001	US$	9,985	US$	16	—		—
	Fnma Tba Jan 15 Single Fam	”	—	—	—		—	3,000	US$	3,147	3,000	US$	3,142	US$	3,147	US$	(5)	—		—
	Fnma Tba Feb 15 Single Fam	”	—	—	—		—	3,000	US$	3,138	3,000	US$	3,117	US$	3,138	US$	(21)	—		—
	Fnma Tba Mar 15 Single Fam	”	—	—	—		—	3,000	US$	3,110	3,000	US$	3,140	US$	3,110	US$	30	—		—
	Fnma Tba Apr 15 Single Fam	”	—	—	—		—	3,000	US$	3,131	3,000	US$	3,164	US$	3,131	US$	33	—		—
	Fnma Tba May 15 Single Fam	”	—	—	—		—	3,000	US$	3,156	—		—		—		—	3,000	US$	3,136
	Freddie Mac	”	—	—	10,420	US$	10,411	—		—	10,420	US$	10,414	US$	10,412	US$	2	—		—
	Freddie Mac	”	—	—	—		—	19,000	US$	18,981	—		—		—		—	19,000	US$	18,982
	Freddie Mac	”	—	—	—		—	3,550	US$	3,549	—		—		—		—	3,550	US$	3,552
	Freddie Mac	”	—	—	—		—	14,200	US$	14,196	14,200	US$	14,204	US$	14,196	US$	8	—		—
	Ngn 2011 R4 1A	”	—	—	—		—	4,000	US$	4,000	—		—		—		—	4,000	US$	3,998
	Government bond
	US Treasury N/B	Available-for-sale	—	—	—		—	10,000	US$	10,024	—		—		—		—	10,000	US$	10,026
		financial assets
	US Treasury N/B	”	—	—	—		—	10,000	US$	9,988	—		—		—		—	10,000	US$	9,983
	US Treasury N/B	”	—	—	—		—	10,000	US$	10,042	10,000	US$	10,046	US$	10,042	US$	4	—		—
	US Treasury N/B	”	—	—	—		—	3,300	US$	3,301	3,300	US$	3,298	US$	3,301	US$	(3)	—		—
	US Treasury N/B	”	—	—	—		—	10,000	US$	10,084	—		—		—		—	10,000	US$	10,069
	US Treasury N/B	”	—	—	41,700	US$	42,042	—		—	41,700	US$	42,042	US$	41,729	US$	313	—		—
	US Treasury N/B	”	—	—	7,000	US$	7,079	—		—	7,000	US$	7,077	US$	7,078	US$	(1)	—		—
	Wi Treasury N/B	”	—	—	5,250	US$	5,212	30,175	US$	29,906	35,425	US$	35,154	US$	35,101	US$	53	—		—
	Wi Treasury Sec	”	—	—	11,100	US$	10,976	—		—	11,100	US$	10,941	US$	11,084	US$	(143)	—		—
(Concluded)

Disposal (Note 2)
					Beginning Balance			Acquisition								Gain (Loss) or		Ending Balance (Note 3)
						Amount			Amount			Amount		Carrying Value		Disposal			Amount
						(Foreign		Shares/Units	(Foreign			(Foreign		(Foreign		(Foreign			(Foreign
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	Currencies in		(In Thousands)	Currencies in		Shares/Units	Currencies in		Currencies in		Currencies in		Shares/Units	Currencies in
Company Name	Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		Thousands)		(In Thousands)	Thousands)
Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	12,387	US$	12,387	77,883	US$	77,883	85,349	US$	85,349	US$	85,349	US$	—	4, 921	US$	4,921
Note 1: The shares/units and amount of marketable securities acquired do not include stock dividends from investees.
Note 2: The data for marketable securities disposed exclude bonds maturities and redemption by the issuer.
Note 3: The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investment using equity method.
(Concluded)

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms
TSMC	Fab	January 5, 2011 to	$260,171	By the construction	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing	None
		February 24, 2011		progress								purpose
	Fab	January 27, 2011 to	842,036	By the construction	Da Cin Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing	None
		March 27, 2011		progress								purpose
	Fab	January 27, 2011 to	702,998	By the construction	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing	None
		March 27, 2011		progress								purpose
	Fab	January 27, 2011 to	188,744	By the construction	Tasa Construction Corporation	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing	None
		February 25, 2011		progress								purpose
Xintec	Fab	February 17, 2011	1,050,000	Based on the	Vertex Precision Electronics Inc.	—	N/A	N/A	N/A	N/A	Pricing report	Manufacturing	None
				agreement								purpose

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2011 (Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
TSMC	TSMC North America	Subsidiary	Sales	$57,007,986	55	Net 30 days after invoice date	—	—	$27,517,143	53
	GUC	Investee with a controlling	Sales	455,936	—	Net 30 days after monthly closing	—	—	260,981	1
		financial interest
	TSMC China	Subsidiary	Purchases	2,419,959	19	Net 30 days after monthly	—	—	(855,485)	6
						closing
	WaferTech	Indirect subsidiary	Purchases	1,770,429	14	Net 30 days after monthly closing	—	—	(550,219)	4
	VIS	Investee accounted for using	Purchases	1,325,127	10	Net 30 days after monthly closing	—	—	(953,003)	7
		equity method
	SSMC	Investee accounted for using	Purchases	955,937	7	Net 30 days after monthly closing	—	—	(395,820)	3
		equity method

GUC	TSMC North America	Same parent company	Purchases	142,690	21	Net 30 days after invoice date/net	—	—	(87,469)	14
						30 days after monthly closing

Xintec	OmniVision	Parent company of director	Sales	362,314	37	Net 30 days after monthly closing	—	—	211,809	42
		(represented for Xintec)
Note: The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Bad Debts
TSMC	TSMC North America	Subsidiary	$27,523,796	42	$7,617	—	$12,065	$—
	TSMC China	Subsidiary	1,593,520	(Note 2)	277	—	—
	GUC	Investee with a controlling	260,981	42	2	—	92	—
		financial interest
	VIS	Investee accounted for using	153,680	(Note 2)	29	—	35	—
		equity method
Xintec	OmniVision	Parent company of director	211,809	42	—	—	—	—
		(represented for Xintec)
Note 1: The calculation of turnover days excludes other receivables from related parties.
Note 2: The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount					Balance as of March 31, 2011			Net Income		Earnings
				March 31,		December 31,				Carrying		(Losses) of the		(Losses)
				2011		2010				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (In	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$42,523,518		$109,495	$109,495	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,456,130		31,456,130	988,268	100		32,779,954		306,970	306,970	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	38		9,456,221		396,730	50,706	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		7,256,841		986,989	333,604	Investee accounted for using equity method
	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		6,228,661		6,228,661	76,069	20		6,770,069		685,408	57, 025	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		4,721,701		541,650	564,819	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,843,416		54,385	54,385	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		3,602,979		3,565,441	—	99		2,672,382		(56,177)	(55,083)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	93,081	41		1,678,379		98,946	33,960	Investee with a controlling financial interest
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,164,288		150,117	52,423	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,166,470		1,166,470	—	98		1,041,270		93,247	91,382	Subsidiary
	TSMC Solar Europe	Amsterdam, the Netherlands	Engaged in investing activities of solar related business		411,032		25,350	—	100		406,305		(10,903)	(10,903)	Subsidiary (Note 3)
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		971,785		971,785	—	99		290,203		(5,106)	(5,080)	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		192,329		9,088	9,088	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		144,224		1,732	1,732	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		21,093		310	310	Subsidiary (Note 3)
	TSMC Solar NA	Delaware, U.S.A.	Engaged in selling and marketing of solar related products		60,962		60,962	1	100		7,945		(17,694)	(17,694)	Subsidiary (Note 3)
	TSMC Lighting NA	Delaware, U.S.A.	Engaged in selling and marketing of LED related products		3,133		3,133	1	100		2,942		(4)	(4)	Subsidiary (Note 3)

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	417,397	US$	14,140	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	85,259	US$	5,973	Note 2	Investee accounted for using equity method
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	4,088	US$	4,088	4,088	97	US$	19,707	US$	1,241	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	16,532	US$	16,532	16,532	97	US$	13,253	US$	(687)	Note 2	Subsidiary (Note 3)
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	10,083	US$	205	Note 2	Subsidiary (Note 3)
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	3,892	US$	69	Note 2	Subsidiary (Note 3)
(Continued)

												Equity in the
				Original Investment Amount		Balance as of March 31, 2011				Net Income		Earnings
				March 31,	December 31,			Carrying		(Losses) of the		(Losses)
				2011	2010			Value		Investee		(Note 1)
				(Foreign	(Foreign			(Foreign		(Foreign		(Foreign
				Currencies in	Currencies in	Shares (In	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)	Thousands)	Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US $800	US $800	5,333	84	US$	—	US$	(3,956)	Note 2	Investee accounted for using equity method (Note 3)

	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US $1,000	US $1,000	1,000	6		—	US$	(3,956)	Note 2	Investee accounted for using equity method (Note 3)

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US $280,000	US $280,000	293,640	100	US$	179,027	US$	13,815	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US $3,937	US $3,937	11,868	57	US$	1,862	US$	(342)	Note 2	Subsidiary (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US $1,740	US $1,700	—	100	US$	854	US$	(31)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	—	—	—	62		—		—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	—	—	—	31		—		—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US $1,253	US $1,249	800	100		$60,915		$2,291	Note 2	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY 30,000	JPY 30,000	1	100		14,881		307	Note 2	Subsidiary (Note 3)
	GUC-BVI	British Virgin Islands	Investment activities	US $550	US $550	550	100		8,846		(72)	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR 100	EUR 100	—	100		3,916		(96)	Note 2	Subsidiary (Note 3)

GUC-BVI	GUC-Shanghai	Shanghai, China	Consulting services in main products	US $500	US $500	—	100		7,551		(61)	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies	—	—	—	7		—		—	Note 2	Subsidiary (Note 3)

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Engaged in the selling and customer service of solar cell modules and related products	EUR 9,900	EUR 100	1	100	EUR	9,618	EUR	(282)	Note 2	Subsidiary (Note 3)

Note 1:	Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/losses of the investor company.

Note 3 :	Equity in earnings/losses was determined based on the unreviewed financial statements.
(Concluded)

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE THREE MONTHS ENDED MARCH 31, 2011
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Accumulated			Accumulated
					Outflow of			Outflow of
					Investment from			Investment from				Accumulated
					Taiwan as of			Taiwan as of				Inward
			Total Amount of		January 1, 2011			March 31, 2011		Equity in the	Carrying Value	Remittance of
Investor	Investee	Main Businesses and	Paid-in Capital	Method of	(US$ in	Investment Flows		(US$ in	Percentage of	Earnings	as of	Earnings as of
Company	Company	Products	(Thousand)	Investment	Thousand)	Outflow	Inflow	Thousand)	Ownership	(Losses)	March 31, 2011	March 31, 2011
TSMC	TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367	(Note 1)	$12,180,367	$ —	$ —	$12,180,367	100%	$564,819	$4,721,701	$ —
			(RMB 3,070,623)		(US$ 371,000)			(US$ 371,000)		(Note 3)

GUC	GUC-Shanghai	Consulting services in main products	16,160	(Note 2)	16,160	—	—	16,160	100%	(61)	7,551	—
			(US$ 500)		(US$ 500)			(US$ 500)		(Note 4)

Accumulated Investment in
	Mainland China	Investment Amounts Authorized by
	as of March 31, 2011	Investment Commission, MOEA	Upper Limit on Investment
Investor Company	(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
TSMC	$12,180,367 (US$ 371,000)	$12,180,367 (US$ 371,000)	$12,180,367 (US$ 371,000)

GUC	16,160 (US$ 500)	16,160 (US$ 500)	2,004,316 (Note 5)

Note 1:	TSMC directly invested US$371,000 thousand in TSMC China.

Note 2:	GUC, TSMC’s investee with a controlling financial interest, indirectly invested in GUC-Shanghai through GUC-BVI.

Note 3:	Amount was recognized based on the reviewed financial statements.

Note 4:	Amount was determined based on the unreviewed financial statements.

Note 5:	Subject to 60% of net asset value of GUC according to the revised “Guidelines Governing the Approval of Investment or Technical Cooperation in Mainland China” issued by the Investment Commission.

TABLE 9
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A. For the three months ended March 31, 2011

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
		TSMC North America	1	Sales	$57,007,986	—	53%
				Receivables from related parties	27,517,143	—	4%
				Other receivables from related parties	6,653	—	—
				Payables to related parties	36,634	—	—
		TSMC China	1	Sales	7,070	—	—
				Purchases	2,419,959	—	2%
				Marketing expenses — commission	16,320	—	—
				Sales of property, plant, and equipment	592,339	—	—
				Gain on disposal of property, plant and equipment, net	6,506	—	—
				Other receivables from related parties	1,593,520	—	—
				Payables to related parties	855,485	—	—
				Deferred debits	33,833	—	—
		TSMC Japan	1	Marketing expenses — commission	66,614	—	—
				Payables to related parties	24,004	—	—
		TSMC Europe	1	Marketing expenses — commission	90,915	—	—
				Research and development expenses	8,774	—	—
				Payables to related parties	36,246	—	—
0	TSMC	TSMC Korea	1	Marketing expenses — commission	5,375	—	—
				Payables to related parties	1,363	—	—
		GUC	1	Sales	455,936	—	—
				Research and development expenses	5,717	—	—
				Receivables from related parties	260,981	—	—
				Payables to related parties	1,915	—	—
		TSMC Technology	1	Research and development expenses	113,013	—	—
				Payables to related parties	76,694	—	—
		WaferTech	1	Sales	2,027	—	—
				Purchases	1,770,429	—	2%
				Sales of property, plant, and equipment	64,255	—	—
				Payables to related parties	550,219	—	—
		TSMC Canada	1	Research and development expenses	42,489	—	—
				Payables to related parties	15,036	—	—
		Xintec	1	Research and development expenses	2,755	—	—
				Manufacturing overhead	84,600	—	—
				Payables to related parties	53,025	—	—
		TSMC Solar Europe GmbH	1	Sales	52,526	—	—
				Other receivables from related parties	52,413	—	—
							(Continued)

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
		TSMC North America	3	Purchases	$142,690	—	—
				Manufacturing overhead	92,754	—	—
				Payables to related parties	87,469	—	—
1	GUC	GUC-NA	3	Operating expenses	29,539	—	—
				Manufacturing overhead	17,604	—	—
				Accrued expense	14,791	—	—
		GUC-Japan	3	Operating expenses	9,565	—	—
				Accrued expense	2,895	—	—
		GUC-Shanghai	3	Operating expenses	4,567	—	—
				Accrued expense	1,760	—	—
2	TSMC Partners	TSMC China	3	Other long — term receivables	7,367,000	—	1%
3	TSMC China	TSMC Partners	3	Other long — term payables	7,375,950	—	1%
Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Continued)

B. For the three months ended March 31, 2010

				Intercompany Transactions
			Nature of				Percentage of
			Relationship	Financial Statements Item		Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)		Amount	(Note 2)	Sales or Total Assets
		TSMC North America	1	Sales	$48,676,679	—	51%
				Receivables from related parties	22,055,122	—	4%
				Other receivables from related parties	8,810	—	—
				Payables to related parties	8,667	—	—
		TSMC China	1	Sales	1,409	—	—
				Purchases	1,557,962	—	2%
				Marketing expenses — commission	11,446	—	—
				Sales of property, plant, and equipment	11,224	—	—
				Purchase of property, plant, and equipment	14,498	—	—
				Gain on disposal of property, plant and equipment, net	23,866	—	—
				Technical service income	1,560	—	—
				Other receivables from related parties	123,354	—	—
				Payables to related parties	762,578	—	—
				Deferred debits	4,672	—	—
		TSMC Japan	1	Marketing expenses — commission	59,644	—	—
				Payables to related parties	22,869	—	—
0	TSMC	TSMC Europe	1	Marketing expenses — commission	98,913	—	—
				Research and development expenses	6,352	—	—
				Payables to related parties	35,186	—	—
		TSMC Korea	1	Marketing expenses — commission	4,285	—	—
				Payables to related parties	1,333	—	—
		GUC	1	Sales	320,263	—	—
				Receivables from related parties	205,381	—	—
		TSMC Technology	1	Research and development expenses	131,169	—	—
				Payables to related parties	129,058	—	—
		WaferTech	1	Sales	1,648	—	—
				Purchases	1,636,493	—	2%
				Purchase of property, plant, and equipment	9,624	—	—
				Other receivables from related parties	4,703	—	—
				Payables to related parties	647,205	—	—
		TSMC Canada	1	Research and development expenses	45,209	—	—
				Payables to related parties	15,983	—	—
		Xintec	1	Manufacturing overhead	45,546	—	—
				Payables to related parties	27,979	—	—
		TSMC North America	3	Purchases	181,144	—	—
				Manufacturing overhead	61,478	—	—
				Payables to related parties	107,527	—	—
1	GUC	GUC-NA	3	Operating expenses	44,847	—	—
				Accrued expense	13,917	—	—
		GUC-Japan	3	Operating expenses	10,706	—	—
				Accrued expense	3,472	—	—
		GUC-Shanghai	3	Other receivables from related parties	5,960	—	—
Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Concluded)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 28, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer